P.E. 3-31-04

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



04053100

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of __________, 2004

AIR FRANCE–KLM

(translation of registrant's name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Date: Dec. 28, 2004

Air France–KLM

By /s/ Dominique Barbarin

Name: Dominique Barbarin

Title: Head of Investor Relations


AIR FRANCE
SKYTEAM

Annual report and sustainable development report 2003-04

History

ie beautiful bird

1 January 1976, Air France launches the rsonic Concorde, produced jointly by 'rench and British aeronautical indus- , on the Paris-Dakar-Rio de Janeiro . It flies at Mach 2.02 (over 2,000 km/h).



976

A hub for Europe

The hub strategy is first launched at the beginning of the nineties. Air France fully embraces this strategy with the inauguration of its own hub at Roissy CDG in April 1996, linking up its medium and long-haul networks.



1996

SkyTeam, the time for alliances


SKYTEAM

On 22 June 2000, Air France joins forces with Delta, AeroMexico and Korean Air to create the global SkyTeam alliance. They are joined by the Czech airline CSA and Alitalia in 2001, taking Skyteam's offering up to over 8,000 daily flights covering more than 500 destinations in 114 countries. Each partner's hubs are synchronized in order to cut transit times and offer even more destinations and frequent flights for passengers. In 2 years, SkyTeam is one of the three major alliances with a 12% share of the market.

2000

1992 The birth of the \ir France Group

1990, Air France begins building up a in UTA, created in 1963, and becomes the ity shareholder. 1992 is a key date in the y of French air transport: Air France s with UTA, acquiring a 72% stake in Air y combining its own interest with UTA's. ir France Group is ne of the world's g air transport . The merger of 'rance and Air Europe (former- Inter) will take n 1997.



1999 Air France on the stock exchange

The initial public offering marks a key moment in the life of the Company. And it proves to be a resounding success. Institutional investors ask for 40 times the number of shares that they are offered and some 2.4 million private shareholders subscribe for Air France shares.


Vous n'avez plus que 2 jours pour devenir actionnaire de l'une des plus belles compagnies aériennes du monde

Over 72% of employees also become shareholders of their company.

On 22 February 1999, Air France is listed on the Paris stock market's Premier Marché.

2001 Creation of the regional division

To develop its offering for flights out of provincial French cities, feed the Paris and regional hubs and bolster its position on the highly-competitive European market, Air France structures its regional division around three subsidiary airlines: Régional CAE, Brit Air and City Jet.


REGIONAL

in the making

Happy birthday Air France!

At the dawn of its business combination with KLM, Air France celebrates its 70th anniversary on 7 October 2003, both confident and prudent in the face of the events at the end of this year.

In line with the ambitions of Pierre Cot, the French Minister for Air Transport in 1933, and Max Hymans, Chairman of the Company after the Second World War, Jean-Cyril Spinetta, the twelfth Chairman of Air France, reaffirms that "Europe needs a major airline, with Air France playing a pivotal role". Drawing on "70 years of ambition and expertise", Air France continues to look into its past for the values that give it its strength and enable it to meet the current challenges.


AIR FRANCE

Air France 1st
airline in Europe for traffic

Air France 3rd
airline worldwide for the transport of international passengers

Air France Cargo 4st
airline worldwide for the transport of international freight

Air France Industries 2nd
operator worldwide for multi-product aircraft maintenance

2003

2004

Air France-KLM business combination birth of the European leader

The business combination agreement concluded in September 2003 between Air France and KLM gives rise to Europe's number one air transport group in May 2004, based on a holding company and two airlines with their own brands and identity and three core businesses.
The new Group now represents over 106,000 employees, 66.3 million passengers, 225 destinations and a fleet of 556 aircraft. This reflects its newfound position as the global market leader in terms of revenues, and number one in Europe.
It is also the world's number one for freight transport (excluding integrated transport companies) and one of the world's leading maintenance providers.
SkyTeam is now the 2nd biggest alliance worldwide, following the arrival of KLM and its two US partners: Continental and Northwest.
The combination of the two companies creates a unique global network, based on the hubs at Roissy CDG in France, and Schiphol in Amsterdam.

1st
group worldwide for revenues

1st
air transport group in Europe

Interview with the Chairman

Despite an economic and geopolitical environment that continues to be particularly difficult, as in the previous financial year, Air France has managed to achieve good results. What do you put this down to?

As you mentioned, our sector has not been spared over the last three years, with a series of crises that have clouded over our usual bearings. Our industry is struggling to get back on its feet again in an economy that has not yet fully recovered from the geopolitical fallout from September 11 or the crises linked to the war in Iraq and the SARS epidemic.
Today, the European air transport industry is seeing its traffic return to the levels of summer 2001, but two and a half years of growth have been lost and we cannot say that the upturn in traffic reflects a real recovery in economic growth.
Against this backdrop, the Company's results are satisfactory. They reflect our strategy for profitable growth, which is based on three-year plans to drive down costs, accompanied by measures to adapt to prevailing circumstances. These measures have enabled us to offset the increase in numerous expenses, including the additional costs for security and insurance cover.

Once again, these results highlight the ability of Air France to adapt to the cyclical nature of the industry, the hazards of the general environment and the emergence of new forms of competition. They are also due in part to progress made on our Major corporate project, which has put change management at the heart of our culture, with the resulting operational organisation and management strategy.

The main event of this financial year is the business combination with KLM that you have completed successfully. Could you outline the key issues and the expected benefits?

The challenge is to position ourselves as a leader, not only in Europe, but worldwide. The number of players in the air transport sector is shrinking. Faced with this phenomenon, we had to achieve the critical mass required. Our union with KLM will produce a "giant of the sky", and the term is not too strong, because together, we are now number one worldwide in terms of revenues. It has also paved the way for the emergence of a European player with two strong brands that will exist alongside one another without encroaching on each other's territories, in the same way as Renault and Nissan, and with a supranational culture, like Airbus. Our ambition is to play a leading role on the European market, which is still too fragmented today, with around 250 airlines.
We expect to see various benefits: as I was saying, we are going to achieve the critical mass needed to meet the high capital requirements of the air transport industry. We are also going to improve our profitability thanks to the synergies generated: we expect to see the impact of 385-495 million euros in savings on operating income in 5 years' time.
It is important to specify that this operation is in line with our profitable growth strategy. With KLM, we are going to continue our development, further improving our competitive strengths: a rationalised fleet, a diverse and balanced network, a strong alliance with our SkyTeam partners, and our hubs at Paris-CDG and Schiphol, which will dovetail effectively, enabling us to achieve further improvements in performance.

You mentioned the complementary nature of the two hubs. What other points do Air France and KLM have in common?

First, a set of common values and a shared vision of our business. It was, I believe, the basic premise behind this union! We are also complementary in



terms of our business models and the segmentation of our activities, our global ambitions and our experience of commercial alliances, our geographical proximity and our networks that combine perfectly.
All of these points in common represent favourable conditions for the success of our Group. It is now up to all our employees to make this ambition a reality through their dedication. And I have total confidence on this point, because we wanted to bring our employees together as far upstream as possible and involve them throughout the process. Indeed, they have already demonstrated their commitment.

What are the benefits of this business combination for customers?

Our customers are also going to benefit from the complementary characteristics of the two companies: thanks to the harmonisation of our networks and pricing policies, they will have a broader and more competitive offering, with more flights and more destinations. The connections at the Paris-CDG and Schiphol hubs are also going to become more fluid. Lastly, we are going to merge our frequent flyer programs, giving an even more attractive product.

In this structure, how is the SkyTeam alliance going to change?

By moving up from 4th to 2nd in the world rankings, and from a 12% market share to 21%, This the arrival of KLM and its two US partners, Northwest and Continental! This is going to restructure the global landscape around three large alliance systems: Star Alliance, SkyTeam and Oneworld, which account for nearly two-thirds of world traffic.
This move represents an important step, since it strengthens our role in the consolidation of the sector. Alliances are essential: accelerating growth and serving as shock absorbers during crises; they are key to the reconstruction of the air transport sector.
And the story does not end there. Indeed far from it: even if we are still aiming for qualitative growth rather than quantitative, we are looking at how to integrate new members in order to meet the major challenges represented by Eastern Europe and China.

Air France's objective is to "build the loyalty of its customers". What is this loyalty based on today? And how are you adapting to deal with the new practices that are emerging at low-cost airlines?

What our customers are looking for today is clearly more comfort, more fluidity, more personalization, still with strong requirements in terms of safety, which is the minimum that we can offer them. To meet these expectations, we need to innovate constantly, with new products and services. We are doing so in a range of fields, as shown by the New Air France Travel Concept, introducing a previously unseen level of comfort for our first class travellers; or even the e-ticket and advance check-in service, which harness communication and information technologies to save time for our customers. On another level, the success of

the Shuttle confirms the relevance of an innovative product, making air travel as easy as taking the train.
With regard to low-cost airlines, Air France's position from the outset has been to say "each to their own". I think that the low-costs correspond to a normal development of our activity–provided that the carriers are able to offer a different product for consumers, but an acceptable and even good quality product in many cases, and that they adhere to a certain number of rules.
Moreover, the development of this model has had a positive impact, since it has opened up a new customer base, with people who did not fly before and are discovering the benefits of air transport in terms of saving them time.
However, the low-cost model cannot be the only one for air transport.
Low-costs cover only a small part of the air transport segment, which is direct point-to-point transport between cities in France or Europe. Long-haul services will never be covered by low-cost providers.

What are the consequences of the collapse of Terminal 2E for Air France?

The collapse of Terminal 2E marked the beginning of the 2004-05 financial year tragically. A number of families were affected, losing a close friend or relative: we share in their sorrow.
Looking beyond the human issues, I would like to pay homage to our teams at the hub, who showed commendable courage, professionalism and solidarity. Thanks to their dedication, we were able to redeploy 92 flights, and guarantee the service for our passengers. The problems linked to this event should not be underestimated or exaggerated: the interruption of operations at Terminal 2E is going to make our job harder for an indeterminate period. Over the longer term, this does not in any way call into question our ambitions for growth, for which Terminal 2E is a key element.

To conclude, let's look at next year: what can you tell us about the programme to improve performance?

We are going to launch a new three-year plan–Compétitivité Major 2007–which aims to achieve cost savings of up to 600 million by the third year, representing a 6% improvement in our unit costs.
By constantly seeking to improve our productivity, we will ensure the success of the AF-KLM Group for the benefit of our customers, employees and shareholders.

Jean-Cyril Spinetta



Key figures

Revenues
(in euro billions)


12.53
12.69
12.34
2001-02
2002-03
2003-04

Reflecting negative exchange rate fluctuations (4%), revenues are down 2.8% to 12.34 billion euros.

Revenue breakdown by business activity
(in %)


83.2%
11.4%
4.1%
1.3%
◇Pasengers
◇Maintenance
◇Cargo
◇Others

With 83% of revenues, passenger activity represents the Air France Group's core business.

Breakdown of operating income by business
(in %)


48%
5%
36%
11%
◇Pasengers
◇Maintenance
◇Cargo
◇Others

Out of 139 million euros in operating income, Air France accounted for 108 million euros and the regional subsidiaries 18 million euros.

Annual performance in line with forecasts

The 2003-04 financial year was marked by a difficult international and economic environment in light of the Asian health crisis and major disruptions in air traffic control in France. While the high level of the euro has weighed heavily on revenues, it has nevertheless made it possible to offset rising oil prices.
The strict cost control policy rolled out under the three-year plan, combined with short-term measures implemented over the course of the year to adapt to prevailing circumstances, enabled the Air France Group to end the year with an operating and net consolidated profit for the seventh year running.


AIR FRANCE



Group net income,
(in euro millions)



153
120
93
2001-02
2002-03
2003-04

Despite a difficult context, net income after minority interests came to a total of 93 million euros.

Investment
(in euro billions)



1.47
1.46
1.28
2001-02
2002-03
2003-04

Investments in flight equipment totalled 922 million euros and 357 million euros in ground investments.

Net debt/equity ratio



2.90
2.86
2.53
0.73
0.71
0.62
2001-02
2002-03
2003-04

◇ Net indebtedness (in euro billions) ◇ Net debt/equity ratio (in %)

Despite three years of major crises in the air transport industry, the Group managed to improve its net debt/equity ratio.

Consolidated Income Statement as of 31 March

In EUR millions

	2004	2003	Change
Revenues	12,337	12,687	-2.8%
Gross operating income before aircraft operating lease charges	1,776	1992	-10.8%
Operating income before aircraft disposals	132	162	-18.5%
Operating income	139	192	-27.6%
Net financial charges	(60)	(85)	-29.4%
Tax (2)	(2)	13	ns
Net income after minority interests	**93**	**120**	**-22.5%**

Board of Directors
as at 24 June 2004

The capital increase, following the successful completion of the public exchange offer proposed by Air France on KLM shares, which ended on 3 May 2004, resulted in the privatization of the Company. A notice was therefore published in the Official Gazette *(Journal Officiel)* on 29 May 2004 announcing the transfer of the majority of Air France's capital to the private sector as of 6 May 2004. Pursuant to the French law of 9 April 2003 concerning air transport companies and notably Air France in connection with the transfer of the Company to the private sector, the directors in post on the date of the transfer, with the exception of those representing employees, were to remain in their positions until the Annual General Meeting convened to appoint the new directors. This meeting was convened on 24 June 2004 and followed by a meeting of the Board of Directors, which renewed the terms of office for Board members.

Composition of the Board of Directors

As at 24 June 2004, the Board of Directors comprised 26 members:

- 10 representing shareholders other than the French state and employees;
- representing the French state;
- representing employee shareholders appointed at the General Shareholders' Meeting as proposed by sections of employee shareholders;
- 6 representing employees, including:
  - 1 elected by flight deck crew;
  - 1 elected by cabin crew;
  - 4 elected by other employees, including a representative of managerial staff.

Jean-Cyril Spinetta
Chairman of the Board of Directors

- First appointed: 23 September 1997.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Director of Alitalia, permanent representative of Air France on the Board of Directors of Monde Entreprises, Chairman of the Management Board of the International Air Transport Association (IATA).
- Born 4 October 1943, Mr Spinetta graduated from the Institut des Sciences Politiques in Paris and attended the Ecole Nationale d'Administration.

Leo M. van Wijk
Vice-Chairman of the Board of Directors
Chairman of the Management Board of KLM

- First appointed: 24 June 2004.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Director of Northwest Airlines, member of the Supervisory Board of Martinair, Aegon N.V., Randstad Holding N.V., Kennemer Gasthuis, the Dutch Tourist Board and member of the Consultative Committee of ABN AMRO holding.
- Born 18 October 1946, Mr. van Wijk, a Dutch national, holds a Masters in Economic Science.

Patricia Barbizet
Chief Executive Officer of Artémis

- First appointed: 3 January 2003.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Chairman of the Supervisory Board of Pinault-Printemps-Redoute, Chairman of the Board of Christie's International plc., Director of Bouygues and TFI.
- Born 17 April 1955, Mrs Barbizet graduated from the Ecole Supérieure de Commerce in Paris.

Jean-François Dehecq
Chairman and Chief Executive Officer of Sanofi-Synthelabo

- First appointed: 25 January 1995.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006.
- Other directorships: Director of Pechiney.
- Born 1 January 1940, Mr. Dehecq graduated from the Ecole Nationale des Arts et Métiers.

Willem F. Duisenberg

- First appointed: 24 June 2004
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: member of the Supervisory Board of Rabobank.
- Born 9 July 1935, Mr Duisenberg, a Dutch national, was previously Chairman of the European Central Bank.

Jean-Marc Espalioux
Chairman of the Management Board of the Accor Group

- First appointed: 13 September 2001.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Member of the Supervisory Board of Veolia Environnement and Censor on the Board of Directors of Caisses d'Epargne.
- Born 18 March 1952, Mr Espalioux graduated from the Institut des Sciences Politiques in Paris and attended the Ecole Nationale d'Administration.

Cornelis J. A. van Lede

- First appointed: 24 June 2004.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Director of Nederlandsche Bank N.V., Heineken N.V., Sara Lee/DE and Sara Lee Cor, Akzo Nobel N.V.
- Born 21 November 1942, Mr van Lede, a Dutch national, was Chairman of the Management Board of Akzo Nobel.

Floris A. Maljers

- First appointed: 24 June 2004.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending March 31, 2010.
- Other directorships: Director of SHV N.V., Koninklijke Vendex KBB N.V., BP plc.
- Born 12 August 1936, Mr Majlers, a Dutch national, was Chairman of Unilever N.V.

Pierre Richard
Managing Director of Dexia

- First appointed: 20 October 1997.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Chairman of the Supervisory Board of Dexia Crédit Local, Vice-Chairman of the Board of Directors of Dexia Banque Belgique and Dexia Banque Internationale in Luxembourg. Director of Crédit du Nord, the European Investment Bank, *Le Monde* newspaper and Generali France Holding.
- Born 9 March 1941, Mr Richard attended the Ecole Polytechnique.

Directors representing the French State

Michel Delahousse

Inspector of Public Finances, French Ministry of the Economy, Finance and Industry

- First appointed: 24 June 2004.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: None.
- Born 30 November 1937, Mr Delahousse graduated from the Institut des Sciences Politiques in Paris and attended the Ecole Nationale d'Administration.

Pierre-Mathieu Duhamel

Director of Budget, French Ministry of the Economy, Finance and Industry

- First appointed: 15 January 2003.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Director of France Telecom SA, EDF and SNCF.
- Born 17 November 1956, Mr Duhamel graduated from the Institut des Sciences Politiques in Paris and attended the Ecole Nationale d'Administration.

Bruno Fareniaux

Director of Tourism

- Censor until the Annual General Meeting on 14 September 2001.
- First appointed: 13 September 2001.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Born 9 October 1955, Mr Fareniaux has a DESS post-graduate qualification in Corporate Finance and Administration and a Masters in Development.

Jean-Louis Girodolle

Deputy-Director at the French Treasury

Agency for government equity interests (Agence des participations de l'Etat)

- First appointed: 24 June 2004.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010.
- Other directorships: Director of Renault, RATP, Autoroutes du Sud de la France and Aéroport de Paris
- Born 2 August 1968, Mr Girodolle graduated from the Institut des Sciences Politiques in Paris and attended the Ecole Nationale d'Administration.

Claude Gressier

Chairman of the financial affairs section

General Counsel for Public Works Infrastructure

- First appointed: 24 June 2004.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 201.
- Other directorships: None.
- Born 2 July 1943, Mr Gressier graduated from the Institut des Sciences Politiques in Paris, qualified as a Public Works Engineer and attended the Ecole Polytechnique.

Michel Guyard

Head of the Inspectorate General of Civil Aviation and Meteorology

- First appointed: 13 September 2001
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010
- Other directorships: Director of Aéroports de Paris
- Born 23 September 1940, Mr. Guyard attended the Ecole Polytechnique.

Yves Lambert

First appointed: 24 June 2004

- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010
- Other directorships: None
- Born 4 June 1936, Mr. Lambert attended the Ecole Polytechnique.

Denis Samuel-Lajeunesse

Chief Executive Officer of the French agency for government equity interests

- First appointed: 18 November 2003
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2010
- Other directorships: Director of France Telecom and Thalès
- Born 14 March 1948, Mr. Samuel-Lajeunesse attended the Ecole Nationale d'Administration.

Directors representing employee shareholders

Christian Magne
Ground staff and cabin crew representative
- First appointed: 14 September 2001.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006.
- Born 20 August 1952, Mr Magne is a financial manager.

Christian Paris
Employee shareholder representative for flight deck crew
- First appointed: 14 September 2001
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006
- Born 8 February 1954, Mr. Paris is a flight captain.

Directors representing employees

Hugues Gendre
- First appointed: 14 September 2001.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006.
- Born 30 August 1949, Mr Gendre is a flight captain.

Paul Laprévote
- First appointed: 22 June 1989.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006.
- Born 12 January 1946, Mr Laprévote is an Executive Manager.

Daniel Mackay
- First appointed: 2 October 1997.
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006.
- Born 4 October 1952, Mr Mackay is a Supervisor.

Marie Ramon
- First appointed: 1 August 2002
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006
- Born 30 August 1960, Mrs. Ramon is a member of the cabin crew.

Pascal Mathieu
- First appointed: 2 June 1999
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006
- Born 28 November 1958, Mr. Mathieu is a Senior Manager.

Yvon Touil
- First appointed: 2 October 1997
- Current term of office expires at the end of the Annual General Meeting held to approve the financial statements for the financial year ending 31 March 2006
- Born 12 February 1950, Mr. Touil is an Executive Manager.

Secretary General of the Works Council

José Rocamora

Secretary

Jean-Marc Bardy
Chief Legal Officer

Changes to the Board since 24 June 2004

At the meeting on 19 July 2004, the Board of Directors appointed Mr Giancarlo Cimoli to replace Mr Francesco Mengozzi.

Mr. Cimoli has been Chairman of Alitalia since March 2004. Born in 1939, he graduated from the Polytechnic Institute of Milan.

Board of Directors
as at 31 March 2004

Composition of the Board of Directors

As at 31 March 2004, the Board of Directors comprised 21 members, pursuant to the provisions of the Civil Aviation Code:
- 6 representatives of the French state appointed by decree;
- 5 "qualified individuals" chosen on account of their specific skills and appointed by decree;
- 2 representatives of shareholders other than the French state and employees, appointed at the General Shareholders' Meeting;
- 2 representatives of employee shareholders appointed at the General Shareholders' Meeting as proposed by sections of employee shareholders;
- 6 employee representatives, including:
  - 1 elected by flight deck crew;
  - 1 elected by cabin crew;
  - 4 elected by other employees, including a representative of managerial staff.

Chairman of the Board
Jean-Cyril Spinetta
(see page 8)

Directors representing the French State

Jean-Pierre Aubert
Chairman of the Board of Directors of CDR
- First appointed: 13 September 2001.
- Current term of office to expire: 14 September 2006.
- Other directorships: Permanent Representative of CDR on the Board of Directors of Exane.
- Born 11 September 1942, Mr Aubert is a Doctor of Law and graduated from the Institut des Sciences Politiques in Paris.

Pierre-Mathieu Duhamel *(see page 10)*

Bruno Fareniaux *(see page 10)*

Michel Guyard *(see page 10)*

Denis Samuel-Lajeunesse *(see page 10)*

Gilles Ricono
Chairman of the General Counsel for The Ponts et Chaussées, Section One
- First appointed: 13 September 2001.
- Current term of office to expire: 14 September 2006.
- Born 7 May 1947, Mr Ricono graduated from the Ecole Nationale des Travaux Publics and the Ecole Nationale des Ponts et Chaussés.

Directors appointed for their expertise

Jean-Cyril Spinetta *(see page 8)*

Patricia Barbizet *(see page 9)*

Jean-Marc Espalioux *(see page 9)*

Francesco Mengozzi *(until 1 March 2004)*
- First appointed: 25 March 2002.
- Current term of office to expire: 14 September 2006.
- Born 5 January 1949, Mr Mengozzi was previously Managing Director of Alitalia.

Pierre Weill
Chairman of the Supervisory Board of Taylor Nelson Sofres
- First appointed: 20 October 1997.
- Current term of office to expire: 14 September 2006.
- Other directorships: Chairman of Intersearch.
- Born 3 April 1936, Mr Weill graduated from the Institut des Sciences Politiques in Paris.

Representatives of shareholders other than the French State and employees

Jean-François Dehecq *(see page 9)*

Pierre Richard *(see page 9)*

Directors representing employee shareholders

Christian Magne *(see page 11)*

Christian Paris *(see page 11)*

Directors representing employees

Hugues Gendre *(see page 11)*

Paul Laprévote *(see page 11)*

Daniel Mackay *(see page 11)*

Pascal Mathieu *(see page 11)*

Marie Ramon *(see page 11)*

Yvon Touil *(see page 11)*

Government Commissioners

Michel Wachenheim
Government Commissioner
General Director of Civil Aviation

Danielle Benadon
Deputy Government Commissioner
Director of Air Transport
Civil Aviation Authority

Economic and financial review panel

Jean Peyrot
Head of economic and financial review panel

Secretary General of the Works Council

José Rocamora

Secretary

Jean-Marc Bardy
Chief Legal Officer

Organisation and operation of the Board of Directors

Following the transfer of the majority of the capital to the public sector, Air France is subject to French corporate law. As such, the Chairman must be appointed by the Board of Directors. At the meeting on 24 June 2004, the Board of Directors voted not to separate the functions of the Chairman and Chief Executive Officer.

The only restrictions applying to the powers of the Chairman and Chief Executive Officer were introduced as a result of the statutory provisions which stipulate that the Chief Executive Officer must submit decisions on the following issues for the prior approval of the Board of Directors:

- any transaction to acquire, divest or subscribe to securities in excess of ten million euros per transaction, or for an amount below this threshold when the value of the securities acquired or sold off, combined with the debt taken on by the Company, comes to over twenty million euros;
- irrespective of the amount, any transaction to sell off an equity interest resulting in the loss of a blocking minority interest.

Directors are appointed for a six-year period of office. The minimum number of shares to be held by directors has been set at 10, other than for directors appointed to represent the French State, employees and employee shareholders.

In addition to the legal and statutory provisions, the Board of Directors is governed by a Directors' Charter in accordance with the rules of good governance presented in the 2002 AFEP-MEDEF reports. This Charter defines the duties and obligations of Directors, notably for rules on disclosure and the conditions for access to the Executive Committee, Directors' obligations on confidentiality issues, attendance, conflicts of interest and trading in the Company's stock, as well as the matters to be decided on by the Board.

The roles of the four specialised committees on the Board are defined in a bylaw: the Audit Committee, the Strategy Committee, the Compensation Committee and the Appointments Committee. This year, the Board of Directors adopted a code of ethics with obligations for Directors on the trading of securities.

During the 2003-04 financial year, the Board of Directors met ten times. On average, Board meetings lasted for four and a half hours. The attendance rate for directors was 86% (85% in 2002-03). The high number of meetings reflects the Company's commitment to having directors closely involved in the business combination with KLM. As such, several meetings, some of which were attended by the Company's advisers, focused on preparing for and then implementing this operation.

In addition to the major operation represented by the public exchange offer on KLM shares and the performance of its missions pursuant to the legislative or statutory provisions, the Board oversaw a number of key projects relative to the Company's business and was informed of the situation in some of the Group's subsidiaries.

Durind the 2003-04 financial year, the Board of Directors did not undertake a review of its activities given the specific legislation applicable to a state-owned company.

Committees

The Audit Committee

Set up in 1999, the Audit Committee is made up of six directors. During the 2003-04 financial year, the structure of the committee was as follows: Jean-François Dehecq (Committee Chairman), Pierre-Mathieu Duhamel, Pierre Richard, and three directors elected by employees. The directors representing employees and employee shareholders rotate every six months, with one person to represent flight deck crew and two to represent ground staff

and/or cabin crew. The meetings are also attended by the Chief Financial Officer, the Head of Accounting, the Secretary of the Board of Directors, the Statutory Auditors and, if necessary, the Head of Internal Audit.
Since 24 June 2004, the committee has been made up of: Jean-François Dehecq, Hugues Gendre, Floris Maljers, Pierre Richard and Denis Samuel-Lajeunesse. Two directors representing employees are also members and rotate every six months. The committee has been tasked to review the consolidated financial statements, the main financial risks, the results of internal audits, the work programme, and the conclusions and recommendations of the statutory auditors. It must also ensure the quality of procedures enabling compliance with stock market regulations.
The Audit Committee met on 1 April, 5 May, 12 November and 23 December 2003, with an attendance rate of 87.5%. At these meetings, it reviewed the annual financial statements for the year ended 31 March 2003 and the half-year financial statements to 30 September 2003. Furthermore, one meeting focused on prevention and flight safety, the insurance policy and a review of the synopsis of internal audit work. Another meeting looked at the process for converting the Company's accounts in order to bring them into line with US GAAP when Air France was listed on the New York Stock Exchange, and covered the action plan for internal control.

The Strategy Committee

Set up in 1999, the Strategy Committee is made up of eight directors. During the 2003-04 financial year, the structure of the committee was as follows: Jean-Cyril Spinetta (Committee Chairman), Patricia Barbizet, Michel Guyard, Denis Samuel-Lajeunesse, Christian Paris, Hugues Gendre representing flight deck crew and two directors elected by employees. The directors appointed to represent ground staff and/or cabin crew and employee shareholders rotate every six months. Since 24 June 2004, the committee has been made up of: Jean-Cyril Spinetta, Patricia Barbizet, Hugues Gendre, Michel Guyard, Christian Paris, Denis Samuel-Lajeunesse and Leo van Wijk. Two directors representing employees are also members and rotate every six months.

The Committee has been tasked to review the strategies for the Group's business, changes in the structure of its fleet or subsidiaries, the acquisition or disposal of aeronautical and non-aeronautical assets, and the air transport sub-contracting and alliances policy.

The meetings are also attended by the Chief Operating Officer, the Chief Financial Officer and the Secretary of the Board of Directors.

It met on 21 January 2004 with an attendance rate of 87.5%. The Committee reviewed the project to develop the short and medium-haul product.

The Compensation Committee

Set up by the Board of Directors at the meeting on 17 September 2001, this committee was made up of three directors during the 2003-04 financial year: Jean-Marc Espalioux (Committee Chairman), Jean-Pierre Aubert and Pierre Weill. One of its missions is to submit proposals for the level of and changes to the compensation of the Chairman and Chief Executive Officer. It may also be called upon to give an opinion on the compensation of managing directors who are members of the Executive Committee, as well as on the policy adopted for stock subscription or purchase option plans. It met on 19 June and 11 September 2003, with an attendance rate of 100%.

Since 24 June 2004, the committee has been made up of: Jean-Marc Espalioux, Cornelis van Lede and Pierre Richard.

The Appointments Committee

In connection with the Company's privatisation, the rules for appointing directors and corporate officers, and in accordance with the agreements concluded with KLM, the Company decided to set up an Appointments Committee. The Board of Directors adopted the articles of association for this committee on 4 March 2004. It is made up of three members: Jean-Marc Espalioux (Committee Chairman), Jean-Pierre Aubert and Pierre Weill, with Patricia Barbizet as a replacement member.

Since 24 June 2004, the Committee has been made up of: Jean-Marc Espalioux, Patricia Barbizet, and Jean-François Dehecq as replacement member.

Compensation

Compensation for directors

Directors were not paid any fees for attending meetings, and members of the Audit, Strategy and Compensation Committees did not receive any special financial compensation for their activities in the 2003-04 financial year.

At the Annual General Meeting on 24 June 2004, a total of 800,000 euros was allocated to the members of the Board of Directors for attendance fees as of the 2004-05 financial year.

In euros	Fixed compensation	Variable compensation*
Director	12,000	12,000
Committee Chairman		-
• Audit Committee	10,000	-
• Other committees	7,000	-
Committee member		
• Audit Committee	6,000	-
• Other committees	4,000	-

The variable part of the attendance fees is based on the actual attendance of members at the meetings of the Board of Directors and General Shareholders' Meetings.

Compensation for Corporate officers and representatives

In 2001, the Compensation Committee submitted the following proposal for the compensation structure of the Chairman and Chief Executive Officer to the Board of Directors, which accepted the Committee's recommendation:

- Basic annual compensation of 260,000 euros as of 1 January 2002;
- An objective-based bonus of up to 60% of the basic compensation, with 50% linked to changes in EBITDAR and net income over the last three financial years, and 50% to achievement of the strategic objectives (market share, economic balance, customer and shareholder satisfaction).

The total compensation paid by Air France to Jean-Cyril Spinetta, the Chairman and Chief Executive Officer, during the 2003-04 financial year came to 382,200 euros (348,514 euros in 2002-03), including a bonus of 117,000 euros for the previous financial year.

The powers granted to Pierre-Henri Gourgeon, Philippe Calavia and Auguste Gayte as at 31 March 2004 are not deemed to be equivalent to the powers held by the following corporate officers: the Chief Executive Officer as per Article L.225-51-1 Paragraph 1 of the French Commercial Code *(Code de Commerce)* and Deputy Chief Executive Officers as per Article L.225-53 Paragraph 1 of the Commercial Code.

Compensation for Company managers

The compensation of members of the Executive Committee presented hereafter includes a variable portion linked to the achievement of objectives.

The total amount of compensation paid to the members of the Executive Committee for the 2003-04 financial year came to 3.6 million euros (3.4 million euros in 2002-03), of which the ten highest-paid members accounted for 2.7 million (2.5 million in 2002-03).
Furthermore, it was decided that a pension scheme would be set up for 35 Company managers and senior managers, providing a pension of 35 to 40% of their average earnings over the last three years' work.

The Company does not have a stock option scheme for managing executives.

Executive Committee

The 13-member Executive Committee is a consultative and decision-making body. It is involved in drawing up the Group's strategy and key goals, and meets on a weekly basis.



① Jean-Cyril Spinetta
Chairman and Chief Executive Officer
Joined the Company in 1997

② Pierre-Henri Gourgeon
Chief Operating Officer
Joined the Company in 1993

③ Philippe Calavia
Deputy Chief Executive Officer, Finance
Joined the Company in 1998

④ Auguste Gayte
Chief Coordination Officer
Joined the Company in 1996

⑤ Patrick Alexandre
Executive Vice President
International Commercial Affairs
Joined the Company in 1982

⑥ Alain Bassil
Executive Vice President
Industrial Logistics
Joined the Company in 1980

⑦ Christian Boireau
Executive Vice President
French Commercial Affairs
Joined the Company in 1988

⑧ Marc Boudier
Executive Vice President
Air France Cargo
Joined the Company in 1994

⑨ Jean-François Colin
Executive Vice President
Employee Policy
Joined the Company in 2003

⑩ Pascal de Izaguirre
Executive Vice President
Ground Operations
Joined the Company in 1992

⑪ Bruno Matheu
Executive Vice President
Marketing and Network Management
Joined the Company in 1992

⑫ Jacques Pichot
Secretary General
Joined the Company in 1998

⑬ Gilbert Rovetto
Executive Vice President
Flight Operations
Joined the Company in 1993

⑭ François Brousse
Vice President Corporate Communications –
attends the meetings

Regular, comprehensive information

Your contacts

➩ **A dedicated toll-free number within France: 0800 320 310**
from Monday to Friday, 10:30 am to 12:30 pm, and 2:30 pm to 5:30 pm. If you are calling from outside France or from French overseas territories, dial: +33 1 41 56 88 85.

➩ **A website**
www.airfrance-finance.com
with a dedicated section for the Group's shareholders.

➩ **A postal address**
Air France
Shareholder Relations
DB-AC
45, rue de Paris
95 747 Roissy CDG Cedex, France

➩ **Publications**
On request by simply calling +33 (0) 1 41 56 88 85 (annual report, sustainable development and environment report, employee report, press releases).

Your committee

➩ **The principle**
A 15-member shareholder consultative committee was set up in 2000 to help the Company improve its financial communications. It was reappointed during the course of the 2003-04 financial year. On average, it meets four times a year and works on various projects including the Internet site, the annual report and the letter to shareholders. The consultative committee has a dedicated mailbox and section on the website.

Your "Shareholders Online" club

➩ **The principle**
First and foremost, information. It is reserved for shareholders, without any minimum ownership criteria.

➩ ***A quarterly newsletter***
"Correspondances d'Air France", which you can receive by email or by post. To receive a copy, call 0800 320 310 from France or +33 1 41 56 88 85 from outside France.

➩ **Invitations**
To get to know your company better, you are invited to information meetings held in the various regions of France.
This year, Air France met shareholders in Marseilles and Montpellier, with further meetings scheduled in Toulon and Nancy in conjunction with the sessions organised by the Investment Forum (Forum de l'Investissement), the French financial journal *Investir*, the French Federation of Investment Clubs (Fédération française des Clubs d'Investissement) and Euronext.

➩ **Site visits**
Numerous visits were organised at our main sites in Paris and elsewhere in France: the Roissy hub and the personnel's facilities BEPN (Bâtiment d'Exercices du Personnel Navigant), Orly, maintenance, cargo, regional destinations, etc.
These visits are designed to enable you to take a look at our activity behind the scenes.

➩ **Special offers and partnerships**
The Air France museum has special openings for shareholders and invitations are also reserved for Le Bourget Airshow, the Tour de France Aérien and the Air and Space Museum (Musée de l'Air et de l'Espace).

Shareholder diary

Proposed schedule for publications for the Air France-KLM Group for the 2004-05 financial year:

- **Around the 7th of each month**
  traffic figures
- **2 September 2004**
  first-quarter results
- **24 November 2004**
  first-half results
- **17 February 2005**
  third-quarter results
- **19 May 2005**
  annual results



Breakdown of share capital

At 31 March 2004 (in %)

Air France


32,1
54,0
12,8
1,1
French state
Float
Employees
Treasury stock

Number of shares:
219.8 million

Market capitalisation at 31 March 2004:
3.2 billion

At 30 June 2004 (in %)

Air France-KLM


43,9
44,1
10,0
2,0
French state
Float
Employees
Treasury stock

Number of shares:
269.4 million

Market capitalisation at 30 June 2004:
3.8 billion



Stock market

Euronext Paris Premier Marché since 22 February 1999

- **ISIN code – shares: FR0000031122**
- **ISIN code – warrants: FR0010068965**
- **Reuters code: AIRF.PA**

Euronext Amsterdam and New York Stock Exchange since 5 May 2004

Euronext Amsterdam

- **ISIN codes: as for Euronext Paris**
- **Reuters code: AIRF.AS**

New York Stock Exchange (NYSE)

- **Symbol: AKH and AKH WS**

Included in the following indexes

- **SBF 120**
- **Euronext 100**
- **DJ Stoxx 600**
- **DJ Eurostoxx**
- **ASPI Eurozone**

The Arese Sustainable Performance Index (ASPI) is an ethical stock market index that reports on the market performances of selected European companies based on social responsibility criteria.

Your shares

You may hold bearer or registered shares.
If you want to hold your shares in pure registered form, call +33 (0) 800 320 310.
If your shares are already registered and you would like to receive further information: call the Nomilia voice server on +33 (0) 825 820 000 or visit the Nominet website.

Share and coupon payment services are provided over the counter at branches of Société Générale, 32, rue du Champ de Tir - BP 81236



Air France has set up a system for regular communications with its shareholders. Every month, the Company publishes traffic figures and every quarter, it reports on its earnings.

Air France listed on three markets

The newly issued shares and share subscription or stock purchase warrants created to compensate KLM's shareholders under the terms of the offer, have been listed on the stock markets in Paris, Amsterdam and New York (as ADRs and ADWs respectively) since 5 May 2004. Maturing in 3.5 years from 6 May 2004, the warrants and ADWs may be exercised after 6 November 2005.

Since it is listed in the United States, Air France is required to file a document (Form 20-F) with the SEC within six months of the end of its financial year, presenting its financial statements in accordance with US standards. A reconciliation document presenting the French and US standards is made available to shareholders when the document is filed with the American authorities. The document (Form 20-F) may be consulted on the site of the SEC (www.sec.gov) *and the reconciliation document is available on the Air France site* (www.airfrance-finance.com) *or on request by calling +33 (0) 1 41 56 88 85.*

The French State as a shareholder

Pursuant to the French Decree of 30 October 1935, amended by Law 2001-420 of 16 May 2001, the French State has a number of seats on the Board of Directors in proportion to the percentage of capital held.

Earnings per share

At 31 March	2004	2003	2002
Weighted number of shares	219,780,887	219,780,887	219,780,887
Earnings per share (euros)	0.43	0.55	0.70
Dividend (euros)	0.05	0.06	0.10



Air France share price (Euronext Paris)
Air France
SBF 120
Air transport index
(Base 100 at 19 February 1999)
175
160
145
130
115
100
85
70
55
40
22 FEB. 99 22 JUNE. 99 19 OCT. 99 16 FEB. 00 19 JUNE 00 16 OCT. 00 9 FEB. 01 8 JUNE 01 4 OCT. 01 5 FEB. 02 6 JUNE 02 2 OCT. 02 31 JANU. 03 2 OCT. 02 25 SEPT. 03 21 JANU. 04 30 MAY 04

Air France-KLM


KLM



Birth of an European leader

In line with a simple concept – "one group, two airlines" – to respect their identities, brands and cultures while sharing earnings, this operation was backed by the employees and partners of the two companies as well as their shareholders. On 21 May 2004, the exchange operation was completed successfully, with Air France owning 96.3% of the ordinary securities of KLM.

The strategic value of this operation is based on three key factors: the change in the European economic and regulatory environment for the air transport sector, the complementary characteristics of the two companies, and the level of synergies that it should be possible to generate thanks to these complementarities.


AIR FRANCE
KLM

Changes in the European environment driving consolidation

The creation of a single market in 1993, with 400 million citizens, should have led to the creation of airlines in line with the size of this market. However, the regulatory framework for the industry, which imposed nationality principles, curbed the consolidation of the sector by preventing companies operating international networks from joining forces. This resulted in a fragmentation of the sector into a very large number of companies, to the detriment of their profitability. Over the last two years, various changes have been made to the regulatory framework. Following the ruling by the European Court of Justice in November 2002, the European Transport Minister authorized the European Commission to negotiate an open skies agreement with the United States. This agreement, which is currently under negotiation, will lead to the disappearance of the nationality clause for European airlines flying to the United States. Its application should also lead to changes in all of the agreements concluded between European countries and the rest of the world on this point.

Driven by this process, amplified by the enlargement of Europe in May 2004 to include another 500 million people with the arrival of 10 countries from Eastern Europe, Air France and KLM decided to join forces and take a strategic advantage in the consolidation process.



On 30 September 2003, Air France and KLM announced their plan to join forces to create the number one air transport group with a public exchange offer for KLM shares based on Air France shares.

Air France and KLM, two complementary airlines

Both of the companies have three core businesses: passenger, cargo and maintenance. In each business, their strengths dovetail effectively.

With regard to passenger transport, the two companies have developed a common strategy based on efficient hubs in Paris and Amsterdam, which have enabled them to build up major market shares in Northern Europe for KLM and in Southern Europe for Air France. On the markets on which their positions are weaker, the two companies will be able to combine their commercial positions and become even more competitive.

The two airlines now offer 107 long-haul destinations, of which only a third are common destinations with high volumes of traffic. KLM brings 27 new destinations to the Air France network, while Air France offers 43 new destinations to KLM customers. The new group covers a total of 225 destinations around the world, operating out of two of the four main hubs in Europe that are based at the only airports with potential for development.

Based on the consolidated revenues for 2003-04, the passenger activity represented approximately 14.5 billion euros in revenues.

This business combination is also going to lead to the creation of a world and European leader in cargo, with a critical mass on key markets and around 2.4 billion euros in revenues (consolidated revenues for 2003-04).

Lastly, the two airlines are also highly complementary in terms of maintenance and, have combined their expertise to become one of the world's leading suppliers of maintenance services with the ability to meet the needs of the leading airlines. Together, they generated some 730 million euros in revenues in 2003-04.



One group, two airlines

The legal structure selected for the new group is a simple structure designed to guarantee the efficient management of both airlines: a holding company with two airline subsidiaries.

At the General Meeting on 15 September 2004, Air France's shareholders will be asked to vote on the creation of the holding company, finalising the legal structure thanks to the wholesale transfer of Air France's assets and liabilities to a beneficiary company. All the assets and liabilities of Air France, with the exception of Alitalia and KLM securities and treasury stock, will be transmitted to a subsidiary of Air France. This contribution operation, which is made possible by the French law of 19 July 2004, which extends the provisions of the law of 9 April 2003 to cover the contributions for the beneficiary company, will be deemed effective as on 1 April 2004, i.e. the first day of the 2004-05 financial year. The current company will see its name changed from Air France to Air France-KLM and the new airline subsidiary will be called Air France.

Following these operations, an Air France-KLM holding company will be listed in Paris, Amsterdam and New York, comprising two subsidiaries: Air France, which is 100% owned, and KLM, with 96.3% of economic rights and 49% of voting rights, then 100% of voting rights after three years.

The Air France-KLM Group, in addition to the legal control structures, is managed by a Strategic Committee (SMC) in the holding company, which is responsible for taking strategic decisions notably with regard to the coordination of networks and hubs, medium-term plans and budgets, fleet and investment plans as well as alliances and partnerships. However, each airline subsidiary is responsible for its own operational and commercial management.

Strategic Management Committee (SMC)

Jean-Cyril Spinetta
Chairman and Chief Executive Officer of Air France
Committee Chairman

Leo M. van Wijk
Chairman of the KLM Management Board

Philippe Calavia
Chief Financial Officer of Air France

Pierre-Henri Gourgeon
Chief Operating Officer of Air France

Peter F. Hartman
Member of the Management Board
Chief Operating Officer of KLM

Bruno Matheu
Senior Vice President – Marketing and Network Management for Air France

Robert A. Ruijter
Member of the KLM Management Board
Chief Financial Officer

Cees van Woudenberg
Member of the KLM Management Board
Chief Human Resources Officer


KLM

Key dates
in the Air France-KLM business combination

30 September 2003

Air France and KLM officially announce their business combination based on a friendly public exchange offer by Air France on KLM.

11 February 2004

Agreement granted by European and American competition authorities.

29 March 2004

Green light given by the *Commission des Participations et des Transferts* for equity interests and transfers.

5 April 2004

Exchange offering launched on KLM securities.

5 May 2004

New Group listed on the markets in Paris, Amsterdam and New York.

15 September 2004

Holding company set up.

Air France-KLM,
One group, two airlines


KLM

Air France-KLM
in figures*

1st worldwide for revenues

1st in Europe for market share

3rd worldwide for passenger transport (revenue passenger-kilometres)

1st worldwide for freight transport (revenue tonne-kilometres)

€ 18.2 billion in revenues

Breakdown by activity:

- > Passenger **79.7%**
- > Cargo **13.2%**
- > Maintenance **4.0%**

106,000 employees

66.3 million passengers

556 aircraft in operation

225 destinations, including 107 long-haul and 198 medium-haul

** Consolidated data for 2003-04*


KLM
PH-BXA
The Flying Dutchman

This organisation – one group, two companies – aims to capitalise on all the synergies made possible by the complementary characteristics of the two companies. With around 65-75 million the first year, they are expected to rise to 220-260 million in 2006-07 and 385-495 million in 2008-09, with 60% on cost synergies and 40% on revenue synergies.

Most of the synergies will be generated on air transport, driven chiefly by moves to optimise networks and programmes, coordinate commercial policies and drive down sales costs.

Clearly identified potential synergies

(in millions of euros)


385-495
300-375
225-270
110-135
65-75
2004-05
2005-06
2006-07
2007-08
2008-09

◇ Minimum ◇ Maximum

Change in the Group's structure

September 2004

AIR FRANCE shareholders

Former KLM shareholders

AIR FRANCE-KLM

Listed company

100%

AIR FRANCE

96.3%
of economic rights
49% of voting rights

KLM

Foundations

34.2%
of voting rights

Dutch state

14.1%
of voting rights

Other shareholders

2.7% of voting rights
3.7% of economic rights

After a transitional 3-year period


AIR FRANCE-KLM shareholders
AIR FRANCE-KLM
Listed company
100%
100%
AIR FRANCE
KLM

The strategy


GROUPE
AIR FRANCE



A profitable growth strategy

Key competitive strengths

Over the last few years, the Air France Group has been rolling out a profitable growth strategy capitalising on a number of key competitive advantages:

- **The Paris-CDG hub**, making it possible to link the medium-haul network with the long-haul network of Air France and its partners;
- **A balanced network**, offering a natural coverage of its risks;
- **A highly integrated** and developing global alliance;
- **A product offering** in line with customer expectations;
- while applying a **strict cost management policy.**

The rationalisation and flexibility of **the fleet** are also central to the profitable growth of the Group.

Thanks to this strategy, Air France has been able to post profits for the last seven years despite the crises experienced. Today, this is enabling the Group to play a leading role in the consolidation of the sector, notably through the business combination with KLM.

The Air France hub at Paris-CDG

Air France's main hub is located at Paris-CDG, the third-largest airport in Europe in terms of passengers and the first in terms of movements (2002 AIC ranking). In nine years, the number of weekly connections for medium-long haul flights in less than two hours has been multiplied by 9.1, up from 1,886 opportunities when the system was set up in 1995 to 17,268 connections in the summer of 2004, putting the Air France hub way ahead of its main competitors (source: OAG Bandes, 14 January 2004 – week of 6 September 2004). The efficiency of the hub is reflected in the 1.1% increase in the rate of connections on Air France flights, to 44.3% in the 2003-04 financial year, with a 3.5% increase in high-contribution passengers attracted by the speed of the connections, the frequency of flights and the density of the network (source: Air France).

CDG, the number one hub in Europe



Air France Paris-CDG
17,268
Lufthansa Frankfurt
10,574
British Airways London-Heathrow
6,142
KLM Amsterdam
5,587

Number of weekly connections for medium-long haul flights in less than two hours

(Source: OAG Bandes, 14 January 2004 – week of 6 September 2004)



Air France has been rolling out a growth strategy capitalising on four key competitive advantages: the Paris-CDG hub, a balanced network, a global alliance and an innovative range of products. This strategy has proved its value since it was first launched seven years ago.

A balanced network

Air France has a balanced network that offers a natural hedging of risks. Indeed, the airline is not dependent on any one market in particular and each market is sensitive to the economic or international outlook in different ways. In the summer of 2004, Air France covered 189 destinations in 84 countries.

Long-haul network

The airline serves 82 long-haul destinations in 52 countries with an average of 6.9 flights a week per destination and 57% of destinations served by at least one daily flight (summer 2004). Furthermore, 93% are direct flights. Seven new destinations were launched in the summer of 2004, including Canton in China, Teheran in Iran and five "oil" destinations covered by the new Dedicate product tailored to meet the needs of business clients in the energy and equipment sectors. In the IATA 2004 summer season (April-October), the capacity on the long-haul network will increase by a total of 9.4% (+5.6% compared with the initial 2003 summer schedule). The biggest increases are planned for Asia (+31.7%) and the Middle East (+21.8%), in light of the fact that these two networks had been hit particularly hard by the crises last year with major reductions in capacity. Latin America is also seeing strong growth in capacity linked to its dynamic development.

In the 2003-04 financial year, the long-haul network represented 72.4% of capacity (+1.9%) and 76.4% of traffic (+1.7%) with a passenger load factor of 79.8% (-0.5 points). Long-haul revenues came to 4.9 billion euros, representing 52.2% of scheduled passenger revenues, down 5.6% on the previous year due to the health crisis in Asia, international tensions and negative exchange rate fluctuations.

With 29.4% of total capacity (+4.8%) and 31.7% of total traffic (+6.6%), the **North America and Latin America** network covers 21 destinations in eight countries. Moreover, thanks to its partnership with Delta, Air France is able to offer its passengers a total of 119 destinations across the United States.


2003-04 revenues (in %)
Per destination
10.7%
21.4%
19.5%
10.8%
11.2%
26.4%
France
Caribbean and Indian Ocean
Europe
Africa/Middle East
North/Latin America
Asia
Per sales area
12.4%
6.1%
6.7%
22.2%
48.9%
3.7%

The seat load factor for this network rose 1.4 points to 81.6%. Growth on this network has been driven by Latin America, which saw its traffic increase 19.7%, with capacity up 13.8%. At 31 March 2004, the revenues came to 1.8 billion euros (19.5% of scheduled passenger revenues compared with 20.2% at 31 March 2003), down 5.9% primarily on account of negative exchange rate fluctuations.

The **Asia** network covers 16 destinations in nine countries. This network was seriously affected by the SARS crisis, which resulted in a major reduction in capacity at the beginning of the year. For 2003-04, the levels of capacity and traffic were down 4.7% and 8.4% respectively, driving the seat load factor down 3.1 points to 78.5%. This network represented 15.0% and 15.7% of total capacity and traffic. Revenues fell to 1.0 billion euros from 1.2 billion the previous year (-14.0%). Its share of scheduled passenger revenues decreased from 12.1% at 31 March 2003 to 10.7% at 31 March 2004.

The **Africa and Middle East** network offers 33 destinations in 29 countries, and accounts for 10.0% of total capacity and 9.9% of total traffic. In light of the international crisis, the Group scaled capacity down by 3.8% whereas traffic was down by only 2.2%, enabling it to improve its seat load factor by 1.2 points to 75.1%. Revenues totalled 1.1 billion euros, down 3.6%, representing around 13.0% of passenger revenues as in 2003-04.

In the 2003-04 financial year, the **Caribbean and Indian Ocean** network generated one billion euros in revenues, up 2.9% (10.8% of passenger revenues, representing an increase of 0.6%). This network covers 12 destinations in six countries and four French overseas territories. It accounts for 18% of total capacity and 19.3% of total traffic. Traffic grew 3.3%, lagging behind the increase in capacity (+6.8%), which resulted in a 2.7 point reduction in the seat load factor, although this remained very high (80.5%)

Medium-haul network

With its **regional subsidiaries** – Brit Air, Régional and CiyJet – Air France offers a total of 107 medium-haul destinations in 33 countries. It operates an average of 5.8 flights per destination per day, and 45% of the destinations are covered by at least five daily flights (summer 2004). In the summer of 2004, the medium-haul capacity increased 3.7% in Europe with strong growth in Eastern Europe (+13.0%), North Africa (+6.5%) and the domestic network (+4.1%).

The international and domestic **medium-haul network** represented 27.6% of total capacity and 23.6% of total traffic for the 2003-04 financial year. The percentage for regional subsidiaries in this medium-haul network came to 13.2% of capacity and 12.0% of traffic.




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25
24
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21


AIR FRANCE

The medium-haul network recorded 4.5 billion euros in scheduled passenger revenues, the same level as the previous year

The **international medium-haul network** covers Europe and North Africa with 72 destinations in 32 countries. In June 2003, flights resumed between Paris and Algiers having been suspended eight years ago. This network accounts for 16.4% of total capacity (+6.2%) and 13.8% of total traffic (+4.5%), with a seat load factor of 63.6%, down 1 point. The scheduled passenger revenues generated on this network came to 2.5 billion euros (26.4% of the total) compared with 2.6 billion at 31 March 2003 (26.5% of scheduled passenger revenues).

In the summer of 2004, the **domestic medium-haul network** covered 35 destinations, with 30 flying out of Paris. It operates primarily out of Orly, the second Paris hub and base of the Shuttle services, making it possible to link the capital with the main cities in France. The Lyon Saint-Exupéry airport is a regional hub for connections to secondary French and European cities. Lastly, to facilitate access to the long-haul network, destinations in France are also served by flights out of CDG. The domestic network accounts for 11.2% (+0.5%) and 9.8% (+1.5%) of total capacity and traffic respectively. It generated 2.0 billion euros in revenues, representing 21.4% of scheduled passenger revenues. At 31 March 2003, it came to 1.9 billion and 19.7% of the total. 15.2 million passengers flew with the domestic network.

Launched in October 1996, the Shuttle links Paris with four of the main French cities with an average of around twenty flights per day, leaving every half hour or hour according to the level of traffic. With over 30 million passengers transported, the Shuttle has been a resounding success with business customers thanks to the simplicity and fluidity of the product, as well as its strong identity, with departures and arrivals always using the same terminal with dedicated sales and check-in desks. Moreover, passengers can check in up to just 20 minutes before the flight.

SkyTeam, a global alliance

Among the three global alliances–SkyTeam, Oneworld and Star Alliance–which represent more than 60% of world traffic measured in revenue passenger-kilometres (RPK), SkyTeam has a 21% market share for traffic, behind Star Alliance (24%) but ahead of Oneworld (17%).

SkyTeam was created in 2000. In addition to the French airline, it groups together Aeromexico, Delta and Korean Air, which were joined by Alitalia and CSA in 2001. In 2004, thanks to the business combination with KLM, the alliance will integrate the Dutch company and its US partners Northwest and Continental, which had signed a commercial agreement with Delta in 2002 on the domestic American market. Organized around the most efficient hubs (Paris-Amsterdam-Atlanta-Seoul), SkyTeam offers global coverage to its passengers with 630 destinations in 133 countries thanks to 13,540 daily departures. It is expected to transport some 330 million passengers per year. SkyTeam is the only alliance whose members benefit from anti-trust immunity over the North Atlantic and the Pacific, enabling it to develop a common commercial policy. In June 2004, Aeroflot announced its intention to join SkyTeam and the alliance launched a development strategy to strengthen its position by selecting a Chinese partner.

SkyTeam Cargo is the world's leading cargo alliance, grouping together the activities of Aeromexico Cargo, Air France Cargo, Alitalia Cargo, CSA Czech Airlines Cargo, Delta Air Logistics and Korean Air Cargo. It offers a global network of more than 500 destinations in 114 countries. In 2002, the SkyTeam Cargo partners transported the equivalent of 15.2 billion tonne-kilometres.
The member airlines have adopted a unique offering, organised around four segments originally developed by Air France. With this range of products, the alliance offers harmonised handling procedures between airlines, greater flexibility and simple solutions. Thanks to a "common roof" policy, 72% of the freight transported between SkyTeam destinations is handled using integrated procedures or common agents. Furthermore, Air France Cargo, Delta Air Logistics and Korean Air Cargo have created a centralised booking centre as a joint venture in the United States.

SkyTeam Cargo will be strengthened by the arrival of KLM, whose cargo activity represented one billion euros in 2003-04.

SkyTeam's positioning among the alliances

Before the Air France-KLM business combination
22%
12%
17%
9%
40%
After the Air France-KLM business combination
22%
21%
17%
40%
Star Alliance
Oneworld
SkyTeam
KLM, Northwest, Continental
Other



A range of products to build customer loyalty

One of the keys to Air France's commercial policy is to permanently listen to customers in order to tailor its products and services to meet their expectations. This has led to a segmentation based on the type of flight taken and resulted in two major changes: the creation of the New Air France Travel Concept on long-haul and the transformation of the medium-haul product.

The New Air France Travel Concept is based on a new layout for long-haul cabins split into two categories: twin-cabin aircraft with the new Business Section and the Tempo class, and tri-cabin aircraft made up of a new First Class Section, a new Business Section and the Tempo class. The whole long-haul fleet will be fitted out progressively. Only the Boeing 777-200/300 will be equipped with tri-cabins. The other long-haul aircraft will have twin-cabins.

The new First Class Section offers eights seats with 50% more space. Each one of the seats has among other things a PC power-supply plug and an individual telephone, and can be transformed into a proper bed with a mattress.

The new Business Section is characterised by 27% more space guaranteed by a fixed-shell seat that can be transformed into a fully reclinable (180°) chair-bed.

These new fittings, with a total investment of 300 million euros over five years, will enable the airline to increase its long-haul capacity by around 2% while optimising the ratio of the numbers of seats to cabin crew.

The emergence of the low-cost model has magnified the change in attitude among customers travelling on medium-haul flights who want to see a more simple and accessible product in return for a reduction in fares. Consequently, the medium-haul network has been segmented according to the average length of the flight and the type of customers targeted. The main measures concern moves to increase cabin density, simplify the on-board product enabling a reduction in cabin crew and deploy the self-service format. This is based on an electronic ticketing system, Internet sales and self-service terminals that enable rapid check-in without having to go to the actual check-in desks. To accompany this new product, a harmonized pricing grid has been implemented on domestic and European lines. This product was rolled out at the beginning of the 2004 summer season.

Increasingly attractive fares

During the 2003-04 financial year, Air France further extended its range of fares. First, long-haul: in October 2003, following on from Central America and Asia, the Caribbean and Indian Ocean region rolled out Tempo 5 levels for economy passengers flying to certain destinations. This option, which offers low fares all year round provided that customers buy their ticket at least one month prior to departure, should enable the Group to increase levels of traffic, notably during off-peak periods. Furthermore, in line with the expectations of its customers, Air France now offers "Leisure" fares that enable them to buy long-haul "Business" tickets with significant discounts during off-peak periods (holidays, bank holidays, etc.).
Lastly, for short- and medium-haul services, Air France has considerably enhanced its Simple offering, with the "Week" range designed to satisfy "Business" passengers who are most sensitive to fares by making return tickets during the week very competitive (up to 90% discount).
The "Weekend Getaway" range has been launched to meet new expectations and destabilise low-cost airlines on a segment that is profitable for them.

Air France has innovated by launching Dedicate, a network designed to facilitate business travel to construction sites, production sites and business areas in far away regions.

The Dedicate product is particularly well suited to the needs of companies to facilitate their travel to destinations for which the volume of traffic does not make it possible to use traditional long-haul aircraft. It enables the Group to link these new destinations anywhere in the world thanks to direct flights via the Roissy-CDG Hub. Initially, this concept will apply to oil business traffic.

Dedicate flights use the Airbus A319 with 82 seats divided into two classes, the Business Section and Tempo. Air France has invested in a fleet of five of these aircraft, dedicated entirely to this network. Fitted with two additional fuel tanks, these aircraft can fly 3,600 nautical miles (6,500 km).

The ROC (Reservations Operations Center) service, which celebrated its third year in operation in November 2003, focuses on always being ready to listen to customers. Its objective is to provide passengers with a specific service through the proactive handling of any irregularities. ROC has progressively ramped up its scope and now handles all the flights operated by Air France and its regional subsidiaries around the world.

Operational 24 hours a day, seven days a week, the centre is staffed by 80 people, who, in the event of an irregularity known between 3 days and 3 hours before the flight, are responsible for providing routing solutions for the customers concerned. This cross-airline activity that concerns both operational and commercial aspects, covers all markets worldwide.

A rationalised fleet

Air France has a fleet of 245 aircraft, with 240 in operation (249 aircraft at 31 March 2003), which can be broken down into 144 medium-haul aircraft, 83 long-haul, and 13 cargo. The fleet has an average age of 8.6 years, with 7.1 for the long-haul fleet, 8.8 for the medium-haul fleet and 15.7 for the cargo fleet. The fleet's development is being managed in line with a strategy combining both flexibility and rationalization:

- **flexibility,** thanks to clauses making it possible to adjust aircraft delivery dates or change models within the same family;
- **rationalization,** by acquiring modern aircraft with similar technical characteristics, i.e. targeting "family effects" in order to capitalise on the technical uniformity of aircraft. Bringing these craft into service makes it possible to manage not only crew training costs but also maintenance and fuel costs more effectively. Lastly, the introduction of more efficient aircraft will enable the Group to optimize the overall level of environmental performance.

Cost control policy

The growth strategy rolled out by the Air France Group over the last few years, capitalizing on the Roissy hub, harnessing its domestic market, developing the SkyTeam alliance and playing a leading role in the consolidation of the sector through the business combination with KLM, has been accompanied by a strict cost control policy.

Since 1998, Air France has been rolling out three-year savings plans. By 31 March 2004, the 2003 Performance plan, which aimed to save 280 million euros, had been completed. The objective was met successfully, with 300 million in savings, but all the efforts made by the airline did not result in a significant increase in profitability because they were offset by increases in other factors that were out of the airline's control. Since the events of 11 September 2001, Air France, together with all players in the sector, has had to cope with an increase in various expenses, including insurance costs, security charges and aeronautical taxes. For example, the different aero nautical



expenses (civil aviation, airport and environmental taxes) paid by Air France in France have increased by 333 million euros in four years, representing a 51% increase, whereas global revenues have risen by only 4%.

In light of the different crises, Air France has taken various other short-term savings measures in addition to the three-year plan. During the 2003-04 financial year, to cope with the difficulties linked to the reduction in traffic due to events in Iraq and the health crisis in Asia, a number of additional savings measures were rolled out. They made it possible to achieve 125 million in savings on operational expenses and 350 million in cash on investments.

To follow on from the 2003 Performance plan, a new three-year savings plan was drawn up and launched on 1 April 2004. This plan – Compétitivité Major 2007 – should enable the airline to achieve cost savings of up to 600 million by the third year, representing a 6% improvement in unit costs. This primarily concerns three areas: distribution costs, the medium-haul product and productivity.

With regard to distribution costs, the aim is to implement a new compensation model for travel agencies with a view to replacing commissions paid by the airline to agencies with service charges received directly by them from their customers. After the United States in 2002, Europe will adopt this economic model on 1 January 2005. For its part, Air France entered into negotiations with the French union of travel agents and signed an agreement in July 2004 ratifying this change as of 1 April 2005.

The change in the medium-haul flight product over a period of three years will involve increasing the density of cabins and simplifying the on-board product with a reduction in catering, leading to a new cabin crew structure similar to that seen on the domestic network. As a result, 450 cabin crew members have been transferred from the medium-haul network to the long-haul network. All the measures combined should enable savings of approximately 100 million by the third year.

This Compétitivité Major 2007 plan also includes measures focusing on productivity such as the development of automatic check-in or the improvement of productivity linked to the progressive rollout of the New Air France Travel Concept on long-haul.

The plan also includes numerous actions designed to optimise external resources and the efficiency of processes, and incorporates a percentage of the synergies that the business combination with KLM will make possible.

2003 Performance: focus on driving down costs

The main measures in the Performance 2003 plan focused on:

- a reduction in distribution costs with a renegotiation of commissions, enabling around 100 million euros in savings;
- a reduction in consumption such as for catering or spare parts, for approximately 40 million euros;
- a reduction in purchases by optimising procedures, for approximately 30 million euros;
- an improvement in productivity by using new IT resources, representing some 60 million euros;
- and lastly, an increase of approximately 25 million euros in related revenues.




Minneapolis
Cleveland
Salt Lake City
Detroit
New York
Cincinnati
Memphis
Atlanta
Houston
Hermosillo
Monterrey
Guadalajara
Mexico City
Amsterdam
Paris
Prague
Lyon
Milan
Rome
Atlantic
Ocean
Pacific
Ocean
SkyTeam
- International Hubs
- Regional Hubs
- Destinations



Seoul
Tokyo
Pusan
Jeju
Prague
Guam
Pacific
Ocean
Indian
Ocean
SKYTEAM
SkyTeam Network
September 2004

Activity report


AIR FRANCE



A still challenging context in 2003-04

The air transport sector has just come through three years of crises. After the events of September 2001, the upturn in traffic was compromised by the war in Iraq, the SARS epidemic and the worldwide economic slowdown. Indeed, GDP growth in euro zone countries came out at around 0.4% in 2003. In light of these events, traffic was down 2.4% compared with 2002 (source: IATA December 2003). The beginning of 2003 was very difficult, although there was an improvement over the second half of the year, and this gathered pace at the beginning of 2004 (January-May 2004: international traffic up 19.4% – source: IATA).

Despite these difficulties, the losses in the sector in 2003 were considerably lower than the previous year. The International Civil Aviation Organisation (ICAO), which encompasses scheduled airlines from 188 member states, estimated their operational losses at 2.8 billion dollars for 312.9 billion dollars in revenues, a ratio of 0.9% compared with 1.6% the previous year. These figures support the data provided by IATA for international air transport, which announced a combined loss of 30 billion over 3 years, with some 4 billion in 2003.

Not all continents have been affected in the same way by the various crises in 2003, even though the sector as a whole has been adversely affected by the sluggish economic environment linked to international uncertainties.
Asian airlines were hit particularly hard by the SARS epidemic, with traffic in this region down 51% in the midst of the health crisis. In total for the year, the level of international traffic for airlines in the AAPA (Association of Asia-Pacific Airlines) was down 9.7%. According to the AAPA, the SARS crisis cancelled out the growth seen in traffic over the last three years.

Scheduled American airlines have struggled to record profits since the 2001 crisis. They booked a total net loss of 4.9 billion dollars in 2003, although they did manage to cut their losses by half, down from 11 billion dollars in 2002. Certain American airlines filed for Chapter 11 bankruptcy, which protects them while requiring drastic cost cutting plans to be implemented thanks to





major concessions on wages at three of them, including United Airlines in 2003. Despite strong cash positions, the deterioration of their financial situation continues to be a cause for concern, putting their recovery at risk. However, low-cost American airlines saw their performance improve over the course of 2003, with a total of 770 million dollars in net income for the four leading companies compared with 82 million in losses in 2002.

On the whole, AEA member airlines in Europe have weathered the different crises more successfully. In 2003, traffic was up 1.2% with a 1.4% increase in capacity thanks to the recovery seen at the end of the year, despite traffic in Asia being negative throughout the year, down 6.8% (source: AEA).

The situation in the air transport sector varies considerably across Europe. The scheduled airlines (Air France, British Airways, Lufthansa and KLM) with efficient hubs, more balanced financial structures and plans rolled out to achieve savings, have weathered the various crises and are ready to harness the upturn in traffic. Between 2001 and 2003, their market share of traffic measured in revenue passenger-kilometres rose from 59.0% to 62.0%. However, certain scheduled airlines have been hit particularly hard over the last three years and have either disappeared as is the case with Sabena, or had to scale down their operations as at Swissair and SAS.

The French market – the biggest in Europe – was worst hit by the SARS crisis and the fallout from the war in Iraq, since 80% of the traffic measured in revenue passenger-kilometres is generated from international flights. The CAA estimates that these two events led to the loss of between 1.2 and 1.8 million passengers. Furthermore, the air transport companies are in competition with the TGV high-speed train system and road travel on the domestic market and with the TGV on two European routes. As a result, the number of passengers transported on the French market was down 5% on 2002. However, the number of international passengers was up 1%.

Over the last few years, Europe has also seen the development of low-cost airlines, following the example of the US market. While 44 low-cost airlines have been set up since 1995, with around half coming after 2001, only 34 companies were still in business by the summer of 2004. The European low-cost airlines can be split into three categories: 19 low-cost companies have been created, eight of which have already disappeared; 13 low-cost carriers based on scheduled airlines, one of which has disappeared; in 2002, charter airlines and tour operators entered the low-cost transport market, creating a dozen airlines, one of which has disappeared.

The opening up of Europe to the east is bringing new airlines with even lower costs. While five such airlines have been announced, three are already up and running.

In France, the number of passengers transported by low cost airlines rose from 1.2 million in 1999 to 7.8 million in 2003. EasyJet is the second-largest airline with 3.2 million passengers transported in France in 2003 and Ryanair comes in fourth position with 2.5 million passengers, primarily between the United Kingdom and France.

Passengers

A year of contrasts

Turnover
10.3 billion euros

Operating income
67 million euros

Workforce
42,000 employees

First signs of recovery in June 2003

The turnover amounted to 10.3 billion euros, down 2.5% reflecting negative exchange rate fluctuations

Once again this year, the activity saw sharp contrasts between the two half-year periods.

The first six months and more specifically the first quarter were adversely affected by the weakness in the European economy, the SARS epidemic and a series of strikes by air-traffic controllers linked to pensions system reforms. The first signs of recovery were seen from June and confirmed in the second quarter, even though the level of traffic in Asia remained lower than it had been prior to the epidemic. At 30 September 2003, traffic was down 0.5% on the first half of 2002-03, with capacity up slightly (+0.7%), which enabled the seat load factor to remain high, down by only 0.9 points to 76.4%. 22.4 million passengers travelled on our routes over this period, as in the first half of the previous year.


2003

Revenue management: know-how to optimize the Group's profitability.



43.7 million passengers transported over the 2003-04 financial year, compared with 42.9 in 2002-03: this increase attests to the relevance of the actions taken by Air France to "build customer loyalty".

Traffic up 1.7% over the year

The levels of traffic on the long-haul network were naturally marked by the various crises. As such, it was down 1.1% while capacity remained more or less stable (+0.5%), enabling the Group to achieve a high seat load factor of 79.7% (-1.2 points). The two sectors that were worst affected were Asia and the Middle East.

On the medium-haul network, traffic increased 1.7% while capacity was up 4.8%, leading to a 2 point reduction in the passenger load factor, down to 68.1%. The domestic market saw its traffic stabilise (+0.8%) with a 3.3% reduction in capacity. The seat load factor improved 2.7 points, rising to 67.8%.

In the second half of the year, the recovery continued with traffic up 4.1% and capacity rising 4.2%, even though the change was heightened by a favourable underlying effect. The seat load factor remained stable at 74.8%. Air France transported 21.3 million passengers, representing an increase of 9.2% (19.5 million passengers in the second half of the previous year). Long-haul traffic increased in line with capacity (+3.4% and +3.7% respectively), with a passenger load factor of 80% (+0.2 points). On the international medium-haul network, unlike the previous year, traffic picked up over the second half of the year (+7.9%). As such, the seat load factor levelled off at 59.5% factoring in the 7.6% increase in capacity. On the domestic network, traffic was up 2.2% with capacity increasing 4.6%.

Over the year, Air France weathered the environment well, with traffic up 1.7% and capacity rising 2.4%. The seat load factor fell slightly, down to 75.6% (-0.5 points). During this period, the Group maintained its market share (17.3% compared with 17.4% last year) after gaining two market points in three years.

	ASK (1)		RPK (2)		Passenger load factor		Revenues
2003-04 financial year	**Million**	**Change**	**Million**	**Change**	**%**	**Change**	**Scheduled passenger**
Long-haul	97,317	+1.9%	77,682	+1.3%	79.8%	-0.5 pt	-5.6%
International medium-haul	22,080	+6.2%	14,047	+4.5%	63.6%	-1.0 pt	-2.6%
Domestic medium-haul	15,047	+0.5%	9,915	+1.5%	65.9%	+0.6 pt	+5.7%
Total	**134,444**	**+2.4%**	**101,644**	**+1.7%**	**75.6%**	**-0.5 pt**	**-2.6%**

(1) ASK: Available Seat Kilometres
(2) RPK: Revenue Passenger-Kilometres

Air France wins prize at Avion Awards

The Avion Awards ceremony was held in Seattle on 12 September 2003, rewarding the best audio, video, magazine and paper programmes in the air transport industry. Air France was awarded a first prize for its video programme – "A day in Paris" – and a second prize for its film "Relaxing onboard" by the World Airline Entertainment Association.

Unit revenue weathers the conditions well (excluding exchange rate impacts)

On the long-haul network, with the exception of Asia in the first half of the year and the Middle East over the whole year, the other long-haul networks achieved a good level of activity, enabling the Group to maintain its passenger load factor at the high level of 79.8% (-0.5 points). However, its performances were adversely affected by the loss of revenue on the Asian market (-14%) and the appreciation of the euro in relation to other currencies. In the last quarter, traffic on the Caribbean and Indian Ocean network fell sharply (-8.1%) due to a more challenging competitive environment.

Unlike last year, the international medium-haul activity improved over the second half of the year, but continued to be badly affected by the poor levels of business traffic and competition on prices. In light of the structural changes in customer demand, the airline decided to revise its product on these medium-haul routes. To meet customer requirements, the airline looked at how to introduce more fluidity and efficiency on the ground while simplifying and standardising the in-flight product with a simple and segmented pricing policy. These moves to simplify the in-flight product led to a new crew structure, similar to that seen on the domestic French market. As a result, 450 cabin crew members from the medium-haul network were transferred to the long-haul network.

The domestic market has been sustained by a very strong performance on unit revenue against a backdrop of stable levels of activity, reflecting the relevance of the pricing strategy rolled out in the winter of 2003 and the disappearance of Air Lib Express.

Adjusted for the negative impact of exchange rate fluctuations (3.8%) and the network mix (0.4%), the unit revenue per available seat kilometre was down 5%. Adjusted for the same effects, the unit revenue per revenue passenger-kilometre was down 4.3%.

	31/03/2004	31/03/2003	Change
Total passenger revenues (in € million)	10,260	10,527	-2.5%
Scheduled passenger revenues (in € million)	9,465	9,713	-2.6%
Unit revenue per ASK (in € cents)	7.02	7.38	-5.0%
Unit revenue per RPK (in € cents)	9.29	9.70	-4.3%

Effectively managing a context of tension

Over the end-of-year holiday period in 2003, the Paris-CDG hub was severely disrupted.
On 24 and 25 December, six Paris-Los Angeles flights (three in each direction) were cancelled for security reasons.
The result was that hundreds of passengers had to be found accommodation and rerouted – and 400 Christmas meals served with just a few hours' notice.
The week of 27 December to 4 January was even more difficult with further uncertainty surrounding Los Angeles flights, accumulated delays on arrivals leading to further rerouting, against a backdrop of heightened security measures, with checks, body searches, etc.
Composure, availability and professionalism: these were the watchwords of the teams, which immediately rallied round to minimize the impact of these disruptions on customers.
In the end, passengers recognised the efficiency of Air France, acknowledging that it was not an operating problem, but rather a security issue.



Passenger activity

43.7 million passengers transported

3rd *worldwide and* **2nd** *in Europe* for passengers transported

83.1% of the Group's revenues

189 destinations in 84 countries

Total revenues

(billion euros)



10.38
10.53
10.26
2001-02
2002-03
2003-04

Change in traffic

(million revenue passenger-kilometres)



97,145
99,960
101,644
76,0
76,2
75,6
2001-02
2002-03
2003-04

Passenger load factor (in %)



Passenger activity

The Paris-CDG hub

710 daily flights

75,400 passengers per day on average
(arrivals and departures)

50% passengers for connecting flights

17,268 weekly connecting possibilities
(in less than two hours in both directions)



14,267
15,121
15,875
16,062
17,268
summer 2000
summer 2001
summer 2002
summer 2003
summer 2004

(number of weekly connections in less than two hours)



While the weakness of the activity linked to the crises seen over the first half of the year and the depreciation of currencies against the euro weighed heavily on revenues, the balance of the network was not, however, called into question. It offers a natural hedging of risks and the Group is not dependent on the performance of any one market in particular. Furthermore, each market is sensitive to the economic or international environment in different ways. Accordingly, the Group has once again been able to offset the difficulties by transferring capacity from Asia to Africa and the Caribbean when the health crisis was at its peak. Moreover, despite a strong euro, revenues generated outside France still account for over 50% of sales.

Scheduled passenger revenues

Scheduled passenger revenues	By destination			By sales area		
	In € million	% of total	Change	In € million	% of total	Change
France	2,024	21.4%	+5.7%	4,635	48.9%	+0.8%
Caribbean and Indian Ocean	1,023	10.8%	+2.9%	348	3.7%	+2.4%
Europe	2,501	26.4%	-2.6%	2,099	22.2%	+0.3%
Africa and Middle East	1,058	11.2%	-3.6%	577	6.1%	-3.5%
North and Latin America	1,850	19.5%	-5.9%	1,169	12.4%	-12.0%
Asia	1,009	10.7%	-14.1%	637	6.7%	-15.9%
Total	**9,465**	**100.0%**	**-2.6%**	**9,465**	**100.0%**	**-2.6%**

Security: more demanding than international regulations

The security measures adopted by Air France further to the September 11 attacks are sometimes more demanding than the standards defined by the international authorities, including:

- counting passengers on all flights, and cross-checking documents at check-in and before boarding;
- permanent patrols on the runways at Roissy-CDG, Orly and six other French airports to ensure the security of aircraft, with random checks on personnel;
- expanding the automatic luggage reconciliation system (SRB), which has been up-and-running at the Roissy CDG hub for two years;
- checking the identity of crew members, with access to restricted areas via a specific gate;
- checking and sealing of containers for onboard provisions and supplies prior to boarding;
- presence of security agents trained in martial arts on certain flights to guard access to the cockpit;
- a security door fitted for cockpits that can be locked by the pilots, in accordance with the standards set by the ICAO, for all the Air France fleet, accompanied by a video surveillance system.

Lastly, since 2 April 2002, at the request of the French authorities, passengers flying to the United States or Tel Aviv are subject to detailed questions prior to check-in.

Cargo

A year marked
by a sluggish global economy

Turnover
1.4
billion euros

Operating income
15
million euros

Workforce
3,200
employees

The weakness of the dollar has weighed heavily on world trade

Cargo activity has been stable, adversely affected by the international environment and the weak dollar. For a capacity expressed in available tonne kilometres (ATK) up 1.8%, the traffic expressed in revenue tonne-kilometres (RTK) was down 0.2%, leading to a 1.3 point reduction in the cargo load factor, which came to 64.0% compared with 65.3% at 31 March 2003. The cargo business was hit harder than the passenger activity by the negative exchange rate fluctuations and more specifically the weakness of the dollar. Unit revenue per available tonne kilometre (RATK) was down 5.4% factoring in a negative currency effect of 6.1%.

	31/03/2004	31/03/2003	Change
Total freight revenues (in € million)	1,412	1,479	-4.5%
Revenue from freight transport (in € million)	1,264	1,314	-3.8%
Unit revenue per ATK (in € cents)	14.89	15.74	-5.4%
Unit revenue per RTK (in € cents)	23.27	24.11	-3.6%

Freight transport revenues

	By destination			By sales area		
2003-04 financial year	**In € million**	**% of total**	**Change**	**In € million**	**% of total**	**Change**
France and Europe	181	14.3%	+28.4%	676	53.5%	-1.6%
Caribbean and Indian Ocean	153	12.1%	-0.6%	40	3.2%	-11.1%
Africa and Middle East	154	12.2%	-1.9%	86	6.8%	-11.3%
North and Latin America	342	27.1%	-11.4%	134	10.6%	-5.0%
Asia	434	34.3%	-8.8%	328	25.9%	-4.7%
Total	**1,264**	**100.0%**	**-3.8%**	**1,264**	**100.0%**	**-3.8%**



Today, Air France Cargo is the world's fourth-largest air freight transport operator (excluding integrated transport companies). The merger with KLM will make it number one in this sector: a major step for which the future leader is actively preparing.

Segmented offering with four complementary products

In 2000, Air France Cargo launched a new range of products that was taken up by the members of the SkyTeam Cargo alliance, with four offerings:

- **Dimension:** the generic product, designed to meet the needs of freight grouping agents who require an airport-airport service (59% of revenues in 2003-04).
- **Cohesion:** a strategic product for companies working with just-in-time processes for their regular shipments and for their freight agents (7% of revenues in 2003-04).
- **Variation:** offers a transport solution for all specific freight, from live animals to non-standard packages and dangerous products (19% of revenues in 2003-04).
- **Equation:** is an express product with shorter handling times and guaranteed embarkation on the first flight leaving (10% of revenues in 2003-04).

Modernising the fleet

Air France Cargo ships half its freight in the baggage hold of passenger aircraft and the other half in its fleet of 13 dedicated cargo aircraft. To meet its objectives in terms of service quality and adaptation to the market environment, Air France is focusing on upgrading its fleet. On 18 October 2003, the first 747-400ERF landed at Paris – Charles-de-Gaulle, followed by two others during the Autumn. The fourth freighter went into service in April 2004. This new-generation aircraft has given Air France Cargo the competitive edge. The capacity of the 747-400ERF is 15% greater than its predecessor, the 747-200ERF, and its operating range 40% more at maximum take-off weight. This aircraft's performance enables Air France Cargo to serve all the main destinations on the Asian network direct from Paris, whereas an intermediary stop was necessary previously. This has resulted in productivity gains.

The future world leader for air freight transport

By contributing to extending the Alliance's fleet and network, the business combination with KLM will make SkyTeam Cargo the world leader for air freight transport.
It will enable the Group to swap capacity and optimise a common network with a view to driving down costs while offering customers more choice in terms of destinations and flight times.
With regard to the fleet, the Dutch company is bringing three Boeing 747-400 ERF and 17 "combi" aircraft to the Alliance. Lastly, KLM will adopt the segmentation of products for the Alliance partners and share their procurement policy.

Reorganisation of the G1XL cargo terminal

Located at Paris-CDG, the cargo hub has access to one of the largest cargo terminals in Europe: the G1XL terminal. With a total surface area of 111,900 square metres, and 52,000 square metres of warehouses, this cargo terminal can handle 1.08 million tonnes per year. It harnesses a range of cutting-edge techniques such as automatic pallet carts and an electronic labelling system for loadable containers. In January 2004, the G1XL2004 project was launched, aiming to offer better capacities for a growing activity, accompanied by technological innovations and an in-depth review of procedures in line with three key goals:


AIR FRANCE CARGO

- Adopt a customer focus, replacing the partitioned production approach, with an overhaul of the logistics chain within the terminal and the implementation of an arrival process and a departure process to facilitate the fluidity of operations.
- Improve the responsiveness and efficiency of the terminal, changing the way it works by progressively enhancing the flexibility of agents. This approach involves a major training programme.
- Integrate the operating and commercial processes in order to facilitate synergies.

The main objectives of the restructuring programme are to improve the quality of service and achieve 1 to 2% improvements in productivity every year.

The first dedicated express hub

93% of the freight transported by Air France Cargo passes through G1XL, which has a dedicated 111,900 square-metre hub with a 52,000 square-metre warehouse, and a processing capacity of over 1 million tonnes.

Express freight is covered by a specific handling system, passing through a dedicated hub running 24 hours a day. With a surface area of 14,000 square metres, this latest generation terminal can handle 6,000 packages an hour thanks to a number of cutting-edge technologies, such as mechanized sorting.





Cargo activity

1.1 million tons of cargo transported

4th worldwide for cargo transport

11.4% of the Group's revenues

1,700 daily flights to 202 destinations around the world

Total cargo revenues

(billion euros)



1.45
1.48
1.41
2001-02
2002-03
2003-04

Cargo load factor

(in %)



64.6
65.3
64.0
2001-02
2002-03
2003-04



Cargo activity

Revenues per destination

(million euros)


181
153
154
434
342

◇ France and Europe
◇ Caribbean and Indian Ocean Africa and Middle East
◇ North and Latin America
◇ Asia

SkyTeam Cargo

- SkyTeam Cargo is the world's leading cargo alliance.
- It offers a global network of more than **500 destinations** in **114 countries**.
- SkyTeam Cargo will be strengthened by the arrival of KLM, whose cargo activity represented one billion euros in 2003-04.


SKYTEAM
CARGO



Services and sales: a policy of technological innovation

The latest version of the Air France Cargo website (www.airfrancecargo.com) has been online since September 2003. Designed to provide users with more information and help their decision-making, it offers a more user-friendly interface and a series of new functionalities: a traceability option, carrier's timetables displayed, an interactive "Products" section, etc.
GF-X (Global Freight Exchange), an Internet-based air freight market, has offered the services of Air France Cargo and Delta Air Logistics, members of SkyTeam Cargo, since November 2002. It gives freight agents numerous advantages in terms of speed, simplicity and cost.
Today, it is already possible to reserve Dimension and Cohesion products using GF-X, as well as check flight availabilities for the Equation product. The aim is now to use GF-X to make the main Variation products available on this system. In the last quarter of 2003, ten additional destinations were launched on this e-market – Amsterdam, Basel-Mulhouse, Brussels, Geneva, Zurich, Stockholm, Singapore, Bangkok, Osaka and Tokyo – added to Paris (Charles-de-Gaulle), Hong Kong, London, Manchester, Milan and the main destinations in Germany. In a second phase, this list was enriched with new destinations flying out of the United States: New York, Chicago, Atlanta, Miami, Los Angeles, Dallas, Houston, San Diego and San Francisco.

A Golden Trophy for SkyTeam Cargo

In February 2004, in Singapore, at a ceremony sponsored by the Air Transport World magazine, SkyTeam Cargo was awarded the Golden Trophy for the "Services" category thanks to its "If you can imagine it, we can ship it" advertising campaign: it is made up of three advertisements in all, one institutional and two for the Variation and Equation products.



Maintenance

Air France Industries
leading-edge expertise

Turnover
1.9
billion euros

Operating income
50
million euros

Workforce
10,000
employees

Strong performance in 2003-04

For the 2003-04 financial year, Air France Industries, the second largest multi-product aircraft maintenance service provider worldwide, generated 1.9 billion euros in revenues, of which 30% are with approximately one hundred airline clients. The 5.9% reduction in third-party revenues, down to 508 million euros, reflects the negative exchange rate fluctuations seen over the year. The activity has remained stable despite the impacts of the crisis. In 2003-04, Air France Industries serviced 260 engines and handled 900 flights per day to 154 destinations around the world.





Air France Industries, the second-largest multi-product aircraft maintenance service provider worldwide, is developing its business drawing on two key competitive strengths: the experience of its employees and its leading-edge industrial resources.

Integrated offering, serving Air France and its partners

Air France has chosen to handle its own aircraft maintenance and has developed this expertise under the Air France Industries brand.
Structured around customer needs, Air France Industries offers a wide range of services, from comprehensive support to one-off operations, with an option for customized fleet service.Its services include:

- large-scale maintenance visits, for a complete overhaul of aircraft or modifications to systems and cabins;
- large-scale maintenance visits, for a complete overhaul of aircraft or modifications to systems and cabins;
- daily support for fleets around the world (small-scale maintenance);
- servicing of engines, repairs and operating support for fleets;
- servicing and logistics of equipment, essential in order to optimise the profitability and efficiency of operations for a fleet of aircraft;
- servicing of thrust reversers.

The activity is based at four sites: Toulouse-Blagnac for large-scale maintenance on small-range aircraft, Orly for large-scale maintenance on long-haul craft, engines and equipment, Roissy for small-scale maintenance and Le Bourget for the maintenance of special fleets.

In October 2003, the Le Bourget centre was ISO 14001 certified.
In addition to leading-edge industrial resources, the activity of Air France Industries requires a very high level of expertise and qualifications for the entire workforce. In light of this, the Company aims to offer its employees every opportunity to develop their skills.

La Croix du Sud and EOLE: two new generation sites

Air France Industries aims to improve its working conditions and its performance, strengthening compliance with environmental constraints. The 2003-04 financial year marked a decisive phase in this programme, with the opening of two centres incorporating these requirements: La Croix du Sud in Blagnac and EOLE in Villeneuve-le-Roi.

➩ Delivered in December 2003 and officially inaugurated on 2 April 2004, the new Blagnac industrial centre – La Croix du Sud – is intended to become a European centre of excellence in its specialty: large-scale maintenance for small and medium-sized aircraft (Boeing 737 and Airbus A320 family). This vast hangar, with a surface area of 35,700 square metres, is located in the ZAC Aéroconstellation in Toulouse-Blagnac.

Development focusing on high-growth regions

Air France Industries is the world leader for large-scale maintenance on the Airbus A319, A320 and A321, for equipment support on the Airbus A320, A330, A340 and Boeing B777, and for the maintenance of CFM56-5 engines for the Airbus A320 and A340. It offers its know-how to clients around the world, providing local assistance: for example, to Vietnam Airlines, with support services for its six B777, or Air Mauritius, with support for its A340 fleet.
Today, Air France Industries is focusing on high-growth regions such as America and Asia. Against this backdrop, it generated 28 million euros in revenues in China, part of which came through an aircraft equipment maintenance subsidiary set up in Guandong in 2002.

Reflecting Air France's commitment to improving working conditions, it has progressively incorporated staff and equipment from the Montaudran factory, which closed its doors at the end of 2003. With an innovative approach in terms of both maintenance processes and respect for the environment, it is designed to rationalise operating principles and meet market and customer expectations more effectively.
The total investment comes to 40 million euros.



⇒ At EOLE (Entretiens et Opérations Logistiques Équipement – equipment maintenance and logistics operations), there are two watchwords: modernity and growth.
This new 41,000 square-metre factory required a total investment of 84 million euros. Scheduled to be fully operational from November 2004, it will guarantee quality service at lower costs.
The two key factors driving its performance are, on the one hand, a major technological investment programme (the site includes avionic, surface processing, hydraulic, pneumatic, and cabin technologies and all the product service entities), and, on the other hand, an internal organisation and approach focused on process performance. Working conditions have been optimized in terms of luminosity, phonic isolation and safety. Lastly, this site has been designed in line with a QSE approach (Quality – Security – Environment), and is expected to be ISO 14001 certified in 2005.

Partnerships to conquer buoyant markets

Air France Industries must develop products and services tailored to keep pace with changes in a market that is now focused on modern fleets. To achieve this, it is harnessing a range of partnerships. In September 2003, it concluded an agreement with Boeing for B777 repairs, including the pooling of inventories and spare parts: this represents an opportunity for Air France Industries, whose portfolio already includes 60 Boeing 777 for support services (24 for Air France), to be the world leader on this aircraft and this type of service.

Air France Industries refit aircraft

Since 2002, Air France Industries has integrated the Aircraft Modification activity, which provides customers with one dedicated contact, from the initial establishment of their needs through to delivery and after-sales support.

In this context, Air France Industries carried out a series of modifications for the development of the KC 135 and AWACS for the French air force, as well as refitting the Airbus A319CJ for the French government; it also transformed two A310 for the Spanish government.

In 2004, the cabin design was revised for eight A340 belonging to Emirates.




AIR FRANCE

In time, the objective is to ramp up this partnership to cover the B777-300, doubling the client fleet by 2008.
This agreement will enable the two companies to combine their respective know-how: the technical capabilities for Air France Industries and the knowledge of the product and the sales network for Boeing.
At the same time, Air France Industries has developed a partnership with General Electric covering very big, new generation engines.
Since March 2004, the GE90, which is fitted on the Boeing 777, has been revised by the Engines Department. Expert knowledge of these products represents a key issue for the future, since the 777 fleet is reaching maturity, and foreign companies have already approached Air France Industries.
In June 2003, the Company signed a long-term renewable agreement for technical support for Régional's Embraer fleet. It is being rolled out in conjunction with TAT Industries, with which Air France Industries will share its repair workshops. The Company's logistics resources at Paris-CDG airport will be integrated into a pool, allowing the two operators to offer competitive rates, while cutting equipment repair and delivery lead-times. Thanks to this agreement, Air France Industries will be able to extend its support services to cover regional aircraft and develop its network of partners.

With KLM: production and procurement benefits

The business combination with KLM will make it possible for the Group to add to its range of products and services. Air France Industries will notably benefit from KLM E&M's expertise on the new generation B737 and B767. Since the two airlines are developing in different regions, they will be able to scale up their geographical coverage. Numerous synergies will be possible, enabling the Group to optimise its means of production, notably with regard to the B747 fleets and the CF6 80 engines.

The two airlines will be implementing a mutual insourcing policy: providing support for B777 equipment to Air France Industries and power generation equipment to KLM, etc.
However, production is not only concerned with these benefits: the business combination also represents an opportunity to rationalise purchases.

Guaranteeing aircraft security and airworthiness

Aircraft maintenance complies with very strict rules concerning technical controls and ongoing maintenance. These are decreed by the European Union and the CAA (Civil Aviation Authority) or the FAA (Federal Aviation Administration) in order to guarantee the security and airworthiness of aircraft. To obtain the accreditations allowing it to maintain aircraft registered in Europe and the United States, Air France has drafted a reference document–the Maintenance Organization Manual (MOM)–describing the organisation and procedures implemented to comply with regulatory requirements, and submitted it to the supervisory authorities.



Regional subsidiaries and other activities

Proximity
and service

• 117
regional aircraft in operation

• 842
millions contribution to revenues

• 17
millions contribution to operating income

Régional links the main cities across Europe

Based in Nantes, Régional joined the Air France Group in 2001 and was created through the merger of Regional Airlines, Proteus and Flandre Air. It links the main cities in France and Europe, and its network is organised around four bases: Clermont-Ferrand, Bordeaux, Lyon and Paris-CDG. The airline operates around 400 flights a day to 24 destinations in France and 25 in Europe operating a fleet of 63 aircraft with an average age of 7.6 years. Régional generated 443.5 million euros in revenues and had 1,620 employees at 31 March 2004.

Brit Air, a long-term partner from Brittany

Brit Air has always been a long-term partner of Air France. From 1983, the Company operated as a franchise for Air France before becoming a subsidiary in 2000. Based in Morlaix, it is one of the leading regional airlines in Europe. Using a fleet of 39 regional aircraft with an average age of 6.5 years, it operates approximately 200 flights daily linking some 30 towns in France and Europe. With 1,007 employees, it generated 377.8 million euros in revenues, including 10.1 million euros for its Icare subsidiary, which provides airlines with certified training services for Embraer Jet aircraft.

City Jet, the Irish touch

City Jet, a regional Irish airline, was also a long-term partner of Air France before becoming a subsidiary in 2000. Based in Dublin, City Jet has a fleet of 15 BAE aircraft, which allow the airline to operate from airports with short runways such as London City and Florence. In addition to these two cities, City Jet links Paris-CDG and Orly to Edinburgh, Gothenburg, Geneva and Zurich. In conjunction with Air France, it operates a flight between Dublin and Malaga. In the 2003-04 financial year, it recorded 171.4 million euros in revenues with 427 employees.


AIR FRANCE
Régional
BRIT AIR

To develop its offering, Air France is able to draw on a major regional network. The airline is also present in various activities relating to air transport.

Servair, onboard catering

Created in 1971, Servair has become a key player in air catering and airport assistance with a global presence through 34 sites around the world. Servair has a workforce of 7,724 people, and recorded 489 million euros in revenues and 2.7 million in net income at 31 December 2003. Servair is 94.5%-owned by Air France.
Servair meets the challenge to provide quality catering in accordance with the stringent rules specific to the air transport sector and deferred catering both in time and space 365 days a year, with 40 million tray-meals per annum.
Its food production subsidiary, CPA (Compagnie de Production Alimentaire) handles the production of cooked meals for all airlines and travel catering companies. Food health and safety are rigorously monitored, with a quality assurance process that has been ISO-certified since 1996. CPA has set up a comprehensive industrial tool, enabling it to tailor its production processes to the needs of customers in terms of lead-times, quantities, finishing, preserving and packaging. This subsidiary is also a source of proposals and recommendations, creating nearly 1,000 new preparations each month.

In light of the specific constraints associated with airline catering (level of hygrometry on board, restricted space, limited serving time, etc.), Servair has developed a range of innovative catering solutions to meet the needs of its 130 customer airlines. Servair develops and prepares the meals and handles the arrangement of trays to be put on board customer aircraft. This represents over 110,000 meals a day (on its Paris platforms alone), more than 1,000 menus and nearly 5,300 recipes.
Handling represents Servair's second core business, ensuring that aircraft are supplied on time. In line with the approach for catering, handling is a precise and diversified logistics activity, enabling the company, right up until the last minute, to route all the elements needed for an aircraft's supplies, from the first-aid kit to crockery, glasses and cutlery for each company as well as drinks, newspapers and magazines.

Amadeus, online booking

With a 23.4% stake held by Air France, the reference shareholder, Amadeus is the world leader for online reservations and sales, enabling travel industry professionals to obtain all the information that they need to meet the expectations of their customers. At the end of 2003, it was used by over 60,000 travel agencies and 10,000 agencies of 140 airlines in 216 countries, making it possible for each one to make reservations for 491 airlines, 322 hotel chains, 50 car hire companies, as well as rail and shipping companies, and even insurance companies.
Amadeus has also developed an e-commerce activity as well as an information system solutions service for airlines.
In 2003, the Company generated 1.9 billion euros in revenues, with 158.4 million euros in net income. It has 5,000 employees in 200 countries.
Amadeus has been listed on the Madrid stock market since October 1999. Its shares are also traded in Paris and Frankfurt.

The fleet

A rationalised fleet

The fleet has an average age of 8.6 years, with 7.1 for the long-haul fleet, 8.8 for the medium-haul fleet and 15.7 for the cargo fleet.

Over the year, there were 10 additions to the fleet and 22 retirements. In the medium-haul fleet, the additions consisted of five Airbus A 318 and one Airbus A320-200. There were 11 retirements (one Airbus A 320-200, two Airbus A321-200, three Boeing B737-300 and five Boeing B 737-500). In the long-haul fleet, there were four additions (one Boeing B747-400 pax and three Airbus A330-200) and 11 aircraft were retired (three Boeing B767-300, three Boeing 747-200 and five Concordes, which were donated to various museums in France, Germany and the United States).

During the year, the first Airbus A318 was brought into service at Air France, marking the latest stage in moves to rationalise the Company's medium-haul fleet. Indeed, this aircraft is intended to replace the Boeing B 737 case by case. Following the retirement of the Boeings in 2006, the medium-haul fleet will be made up of Airbus A320 aircraft, ranging from 123 seaters up to 200, based on the same fuselage section, the same equipment and the same engines. This programme to rationalize the fleet is coupled with an economic benefit, by cutting maintenance and operating costs. At 31 March 2004, the fleet comprised five Airbus A 318.

To take account of the slowdown in growth, the decision was taken in November 2002 to postpone the delivery of six aircraft (two A330-200, two A320-200, one A319-100 and one A321-200). These aircraft are held by a special-purpose entity that purchased them from Airbus through a loan from two banks. Airbus is responsible for their storage, insurance and maintenance. Air France bears the financial costs on these borrowings together with the storage costs for the aircraft after 12 months. The contractual end dates for storage, which ran from November 2003 to April 2004 in the initial contract, were rescheduled over the year to run from April 2004 to April 2005. On 31 March 2004, one aircraft was delivered.

Investments in flight equipment over the year came to 922 million euros (including advances on orders). Out of a total fleet of 245 aircraft, 128 are owned outright by the Company, 25 are held under finance leases, and 92 aircraft are held under operating leases. At 31 March 2004, there were firm orders for 40 aircraft and options on 34.

Air France fleet at 31 March

	Company-owned		Finance leases		Operating leases		Total		In operation	
Type of aircraft	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Concorde	-	5		-	-	-	-	5	-	4
A340-300	8	8	6	6	8	8	22	22	22	22
A330-200	3	2	1	1	9	7	13	10	12	10
B777-200	14	15	2	2	9	8	25	25	25	25
B747-400	9	12	1	1	5	1	15	14	15	13
B747-200/300	7	8	-	-	2	4	9	12	9	12
B767-300	1	1	-	-	-	3	1	4	-	2
B747-200 Cargo	5	5	1	1	4	4	10	10	10	10
B747-400 Cargo	1	1	-	-	2	2	3	3	3	3
Long-haul fleet	**48**	57	**11**	11	**39**	37	**98**	105	**96**	101
A 318-200	5	-	-		-		5	-	5	-
A319-100	17	17	4	4	18	18	39	39	39	39
A320-100/200	44	43	5	6	17	17	66	66	65	66
A321-100/200	8	8	2	2	2	4	12	14	12	13
B737-300/500	6	3	3	7	16	23	25	33	23	30
Medium-haul fleet	**80**	71	**14**	19	**53**	62	**147**	152	**144**	148
Total	**128**	128	**25**	30	**92**	99	**245**	257	**240**	249





The Air France Group's fleet comprised a total of 375 aircraft at 31 March 2004, with 245 in the Air France fleet and 130 in the regional fleet. Air France has a fleet of 245 aircraft, with 240 in operation (249 aircraft at 31 March 2003), which can be broken down into 144 medium-haul aircraft, 83 long-haul, and 13 cargo.

Regional fleet at 31 March 2004

	Company-owned		Finance lease		Operating lease		Total		In operation	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Brit Air										
ATR42-300	-	1	-	-	-	2	-	3	-	-
ATR72-200	-		-	-	-	-	-	-	-	-
Canadair Jet 100	2	2	11	12	6	7	19	21	19	21
Canadair Jet 700	1	-	9	8	-	-	10	8	10	8
F100-100	1	1	-	-	9	7	10	8	10	8
Total Brit Air	**4**	4	**20**	20	**15**	16	**39**	40	**39**	37
Régional										
Embraer RJ 145	1	1	9	7	17	17	27	25	27	25
Embraer RJ 135	3	-	2	5	4	4	9	9	9	9
Embraer 120	3	-	3	6	8	10	14	16	12	16
Fokker 100	-	-	-	-	6	5	6	5	6	5
Fokker 70	-	-	-	-	3	-	3	-	3	-
Beech 1900	6	7	1	2	1	-	8	9	-	-
SAAB 2000	-	-	-	-	6	8	6	8	6	7
Total Régional	**13**	8	**15**	20	**45**	44	**73**	72	**63**	62
City Jet										
BAE 146-200	1	1	-	-	14	11	15	12	15	12
Total City Jet	**1**	1	**-**	-	**14**	11	**15**	12	**15**	12
Total regional fleet	**18**	13	**35**	40	**74**	71	**127**	124	**117**	111

The regional division has a fleet of 129 aircraft with a seating capacity of less than 100 seats, of which 117 are currently in operation, nine are leased from third parties and two Fokker 70 aircraft bought from Air Littoral, which are scheduled to enter into service in 2004-05 as part of the Régional fleet.

The fleet is essentially structured around two families: Embraer at Régional and Bombardier at Brit Air. CityJet has a fleet of BAE.

Brit Air added five aircraft to its fleet (one CRJ 100, two CRJ 700 and two Fokker 100) and retired six (three ATR42-300, one CRJ100 and two CRJ 700). At City Jet, four BAE 146/200-300 were added and one BAE 146-200 retired. At Régional, three Fokker 70 and one Fokker 100 were added, with nine aircraft retired (one Beech 1900-C, two SAAB 2000, four Embraer 120 and two Embraer 145). The average age of the fleet is 6.5 years at Brit Air, 17.5 at City Jet and 7.6 at Régional.

Investments in flight equipment came to 84 million euros for the year. Out of a total fleet of 127 aircraft, 18 are owned outright by the Company, 35 are held under finance leases and 74 are held under operating leases. There were 10 firm orders for aircraft at 31 March 2004. There are no options.

Other fleet

The new airline – Air Ivoire – in which Air France has a 76% stake, offers flights within Africa flying out of Abidjan, with three Fokker 28.

Air France Group fleet in operation



Airbus 340-300 (22 aircraft)
Engine type: CFM56-5
Thrust: 31,200/34,000 lbs
Number of seats: 252
Average Distance*: 6,153 km
Average flight time*: 8 h 00
Airbus 330-200 (13 aircraft)
Engine type: CF6-80
Thrust: 90,000/94,000 lbs
Number of seats: 270
Average Distance*: 6,491 km
Average flight time*: 8 h 17
Bœing 747-200 cargo (10 aircraft)
Engine type: CF6-80
Thrust: 52,500 lbs
Average Distance*: 4,549 km
Average flight time*: 6 h 00
Bœing 777-200 (25 aircraft)
Engine type: GE-90
Thrust: 57,900 lbs
Number of seats: 392
Average Distance*: 7,785 km
Average flight time*: 9 h 36
Bœing 747-400 ERF cargo (3 aircraft)
Engine type: CF6-80
Thrust: 62,100 lbs
Average Distance*: 8,365 km
Average flight time*: 10 h 31
Airbus 319-100 (39 aircraft)
Engine type: CFM56-5
Thrust: 22,000 lbs
Number of seats: 139
Average Distance*: 677 km
Average flight time*: 1 h 26
Airbus 318-200 (5 aircraft)
Engine type: CFM56-5
Thrust: 22,000 lbs
Number of seats: 139
Average Distance*: 883 km
Average flight time*: 1 h 47
Long-haul fleet
Fokker 70 Régional (3 aircraft)
Engine type: TAY 620
Thrust: 13,850 lbs
Number of seats: 79
Average Distance*: 570 km
Average flight time*: 1 h10
Fokker 100 Brit Air Régional (16 aircraft)
Engine type: TAY 620/TAY650
Thrust: 13,850 / 00/15
Number of seats: 100
Average Distance*: 530 km
Average flight time*: 1 h 20
Medium-haul fleet
BAE 146-200/300 CityJet (15 aircraft)
Engine type: ALF502-R-5
Thrust: 6,970 lbs
Number of seats: 94
Average Distance*: 740 km
Average flight time*: 1 h 50
Regional fleet



Bœing 747-200 (5 aircraft)
Engine type: CF6-80
Thrust: 52,500 lbs
Number of seats: 450
Average Distance*: 7,578 km
Average flight time*: 9 h 13

Bœing 747-400 (15 aircraft)
Engine type: CF6-80
Thrust: 57 900 lbs
Number of seats: 392
Average Distance*: 7 785 km
Average flight time*: 9 h 38

Bœing 747-300 (4 aircraft)
Engine type: CF6-50
Thrust: 52,500 lbs
Number of seats: 507
Average Distance*: 6,689 km
Average flight time*: 8 h 09

Bœing 737-500 (22 aircraft)
Engine type: CFM56-3
Thrust: 18,500 lbs
Number of seats: 112
Average Distance*: 812 km
Average flight time*: 1 h 41

Airbus 320-100/200 (66 aircraft)
Engine type: CFM56-5
Thrust: 25,000/26 500/27,000 lbs
Number of seats: 164
Average Distance*: 837 km
Average flight time*: 1 h 40

Airbus 321-100/200 (12 aircraft)
Engine type: CFM56-5
Thrust: 30,000/33,000 lbs
Number of seats: 195
Average Distance*: 782 km
Average flight time*: 1 h 37

Bœing 737-300 (3 aircraft)
Engine type: CFM56-3
Thrust: 20,000 lbs
Number of seats: 130
Average Distance*: 859 km
Average flight time*: 1 h 46

The regional fleet in operation

CRJ 700 Brit Air (10 aircraft)
Engine type: CF34-8C1
Thrust: 13,790 lbs
Number of seats: 70
Average Distance*: 630 km
Average flight time*: 1 h 20

CRJ 100 Brit Air (19 aircraft)
Engine type: CF34-3A1
Thrust: 8,729 lbs
Number of seats: 50
Average Distance*: 580 km
Average flight time*: 1 h 20

Saab 2000 (6 aircraft)
Engine type: AE2100A
Thrust: 4 125 shp
Number of seats: 52
Average Distance*: 370 km
Average flight time*: 1 h

Embraer 145 Régional (27 aircraft)
Engine type: AE3007A1/1
Thrust: 7,621 lbs
Number of seats: 50
Average Distance*: 590 km
Average flight time*: 1 h 20

Embraer 135 Régional (9 aircraft)
Engine type: AE3007A3
Thrust: 7,057 lbs
Number of seats: 37
Average Distance*: 540 km
Average flight time*: 1 h 10

Embraer 120 Régional (12 aircraft)
Engine type: PW118
Thrust: 1,800 shp
Number of seats: 30
Average Distance*: 350 km
Average flight time*: 1 h

** Average distance and flight time as from April 4 , 2002 to March 31, 2003*

Sustainable Development





Focus on balanced development

While air transport is clearly a key component in France's economic development, meeting the organizational and network needs of French companies worldwide, it is also true that Air France has to assume the major responsibility for the place of air transport in society, in all its aspects: the local and global environment, relations with local residents, local authorities, the Group's partners and sub-contractors, labour relations, respect for ethical principles, humanitarian action, etc.

The Project Major: structure for a focused approach

Air France has incorporated its commitment to sustainable development into its organisation and its corporate plan, the Project Major. This is based on the premise that no company can exist and develop in a sustainable way unless it respects durably a balance between employees, customers, shareholders and society. Air France has defined its strategy around these four poles and the challenge is to create value for each one of them.

Furthermore, in 2003, Air France set up a Sustainable Development and Environment Division as part of the Secretary General's Office.

Air France is committed to social, corporate and environmental responsibility

Despite a succession of crises (September 2001, SARS, the Iraq war) and the economic slowdown that has been evident since early 2001, Air France has safeguarded employment and has even continued to recruit new staff. Since 1998, Air France has hired over 20,000 people on long-term contracts, principally in the Paris region (Ile-de-France), with an employment policy in favour of residents living in the vicinity of Paris-Charles-de-Gaulle and Orly. Since then, with a recruitment of 1,500 staff per annum, Air France has prioritized moves to consolidate the thousands of jobs created and optimise internal resources.

The contract-based policy of this socially responsible vision has a long-term focus. Male-female professional equality, the integration of people with disabilities, day-release training for young people, and the application of trade union law are all examples of agreements designed to guarantee shared progress and maintain the quality of social conditions. Air France also has a series of charters underpinning this socially responsible policy including the Social Charter and Code of Ethics, the Work-Study Training Charter, and the Charter for the Prevention of Harassment at Work.

At the heart of its corporate strategy, its customers are the object of its full attention to ensure priority of their security and safety. This investment is reinforced by Air France's actions for passengers with disabilities, for whom travel has been made easier by the launch of the dedicated initiative, Saphir. More generally, Air France's ethical commitment is illustrated by its numerous humanitarian actions worldwide, by the establishment of the Air France Foundation, and above all by the active support the airline gives to combating the sexual exploitation and commercial trafficking of children. In addition, Air France promotes and supports the humanitarian commitments of its employees.

Environmental responsibility is also a priority for the Company. Air France's objective is to pursue transparency in its development, without increasing noise pollution. This objective has been achieved because, since 1998, its global noise energy has been reduced by over 20% thanks to the implementation of the fleet-renewal plan, without meanwhile neglecting the optimization of its operational procedures.



Air France's strategy aims to combine respect for people, preservation of the environment and the search for profitable growth. The Company's actions are based on the assumption of these three responsibilities.

The airline business generates activity, employment and requirements for residential accommodation around airports which, if the authorities do not take precautions, increase the population that could be subject to noise pollution. The balance between reducing the area exposed to noise and the expansion of ground use constitutes a major challenge in the necessary compromises in land use, and Air France contributes its expertise to this analysis.

Air France–KLM: joining forces

In KLM, Air France has found a partner that echoes its own commitments to sustainable development. The Dutch company, which evaluates its performance according to three fundamental criteria – "People, Profit, Planet" – by establishing a fair balance between them, shares common social, economic and environmental values with Air France. The combination of their respective experience produces numerous synergies to enhance and fine-tune best practices.


Royal Dutch Airli

A clear message: signing up to the Global Compact

In April 2003, Air France signed up to the United Nations Global Compact, sealing its commitment to sustainable development. A great many actions undertaken within the Group have already been generated by this vision (indeed, our policy itself led to signing up): for example, the new industrial maintenance unit at Villeneuve-le-Roi, near Orly, was designed for optimum response to the environmental, social and economic demands of its business. Respect for the Global Compact has also been incorporated into the criteria for the Group's procurement policy, which encourages suppliers to follow this approach.

The Global Compact invites businesses to:

1 - Support and respect the protection of internationally proclaimed human rights in their sphere of influence.
2 - Ensure that their own corporations are not complicit in human rights abuses.
3 - Uphold the freedom of association and recognition of the right to collective bargaining.
4 - Eliminate all forms of forced and compulsory labour.
5 - Effectively abolish child labour.
6 - Eliminate all discrimination in respect of employment and occupation.
7 - Support a precautionary approach to environmental challenges.
8 - Undertake initiatives to promote greater environmental responsibility.
9 - Encourage the development and diffusion of environmentally friendly technologies.
10 - Work against all forms of corruption, including extortion and bribery.

A company engaged in sustainable actions

Air France employees
at 31 March 2004

71,654 employees

90% in France

10% in 107 other countries

Since 2001 Air France has made a priority of consolidating the thousands of jobs created to underpin its growth through a positive employment integration policy that involved hiring people living in the areas around its main airports. Air France's Human Resources policy, which until 2001 had been characterized by supporting its growth, is now focused on the optimization of internal resources and the development of skills and job mobility.

Collective agreements for concerted advancement

A constant concern to develop and sustain employment is the basis of our long-term contract employment policy.
The Company's socially responsible policy is reflected in numerous agreements signed in 2002 and 2003, covering its entire staff.
The framework agreement for ground staff ("APPE"-Accord Pour Progresser Ensemble) signed in July 2002, reflecting a strategy for labour relations and social cohesion through a "set of proposals" meeting both the aspirations of employees for professional advancement and the Company's need to be flexible, represents an initial positive proposal. The actions mainly involve the training programme, revised to promote mobility; "career assessment meetings", especially for the over-50s, with a management arm providing executive job forums; male-female professional equality; prevention of harassment at work; the 25 establishment agreements on health and safety at work, etc.
In terms of social responsibility, there is also, for example, a pilot programme for teleworking currently being rolled out at Commercial France.
Concerning the organization of labour relations, the Protocol agreement on the exercise of trade union law, implemented in 2003, aims to reinforce the structure already in place in order to prevent labour problems. It stipulates that to prevent a conflict, a meeting be organized within a maximum of five days to address any claims, and in the event of a stalemate, a second meeting be programmed within the next five days.

Breakdown of Air France Group employees at 31 March 2004

per region	
In France	64,733
Outside France	6,921

per category	
Ground staff	53,569
Cabin crew	13,044
Flight deck crew	5,041



The Human Resources division, responsible for the social dimension of sustainable development, is committed to a management policy designed to support change in the Company.

Supporting change

Led by the Human Resources division, "Expanding change in the Company" is one of the corporate project's priority themes. It is based around three main programmes: identified projects for change, managerial support and a communications programme aimed at local management.

It involves promoting the necessary changes within the Company and ensuring that they are shared by all, while maintaining corporate cohesion. Getting people to understand that competitiveness is the fundamental condition for the preservation of our advanced labour relations model is one of this project's prime challenges and it relies on the positive commitment of management across the board.

With this focus on progress and change, labour relations and communication are the fundamental levers for action.

Training at the heart of the process

Moves to optimize human resources in 2003-04 included a major training program aimed at developing response awareness and the Company's capacity to change in order to meet the major challenges facing it, at the same time as responding to employees' aspirations for professional development (establishment of accredited and immersion training). This policy was deployed around respect for regulatory requirements, support for corporate and divisional projects, a Quality-Security-Environment approach and strengthening the managerial function. Continuously adapting to changes in jobs and the development of the corresponding skills, and anticipating change in order to remain competitive in an environment undergoing radical change remain the priority objectives in the new training plan. In the context of the merger with KLM, the focus is on "inter-cultural" and English language training.

Training 2003-04

9.3% **of payroll costs**

of which

5.1% **for ground staff**

18.6% **for flight deck crew**

10.3% **for cabin crew**

€ 200 **million**

53,800 **staff received training**

Charter for the Prevention of Harassment at Work, a specific enactment of the Social Charter and Code of Ethics

In addition to the Protocol Agreement on the exercise of trade union law, an additional agreement was signed in 2003:
the Charter for the Prevention of Harassment at Work, a specific enactment of the Social Charter and Code of Ethics. This enabled Air France to reaffirm that every employee is entitled to conditions of work that respect his or her security, safety and dignity.
In particular, it provides for a specific procedure combining local arbitration with the right to refer to a central commission. As a prevention tool, the Charter also makes provision for training programmes for Human Resources personnel, management and members of local commissions.

Health and Safety at Work, a continuous improvement programme



Continuous improvement, which is the aim of every management process, is particularly in evidence in the area of health and safety. The level of safety continued its steady improvement in 2003. During 2003-04, Air France implemented a range of actions, including the publication of a Health and Safety at Work manual based on a quality methodology and a health and safety policy rolled out to meet four key goals:

- to guarantee and continuously improve the level of employees' safety;
- to reduce the costs caused by defective health or safety;
- to ensure recognition of Air France's social responsibility;
- to develop and coordinate procedures for improvement within the Group.

These commitments were reflected in actions and results:

- recruitment of an ergonomics specialist;
- deployment of training designed to prevent "road accidents" (556 staff have received this training since 2002);
- training course on "Listening to understand" designed to prevent abuse at work (468 trainees between April 1, 2003 and June 15, 2004);
- 18% drop in frequency of accidents at work for ground staff, from 4.43 in Q2 2002 to 3.62 in Q4 2003, which is less than the national average (4.3 for 2002).

In addition, in 2003-04, a major prevention plan for back problems was developed at Air France Cargo ("PRADOS" programme). The Company also participated in a national health at work survey and developed several prevention campaigns.

Men and women, special attention to respect for male-female professional equality

Since 1996, the number of female employees has increased at a faster rate than male employees: 116% versus 44%. Altogether, in 2003, women represent 40.9% of staff. A protocol agreement on male-female professional equality was signed in November 2002. This led to specific actions in terms of selection procedures and the development of practices and attitudes (communication efforts, e.g. on International Women's Day).

Female employees

1998	1999	2000	2001	2002	2003
38%	39.3%	40.4%	40.7%	40.5%	40.9%

Female senior executives

1998	1999	2000	2001	2002	2003
17%	18%	17%	18%	19%	19%



Fabien

Equipment mechanic / Paralysed on one side at the age of 19 in a motorbike accident
In hospital for 3 years. Had to re-learn everything... how to walk and talk... , 80% disabled

"The gods have blessed me; I have recovered mentally and physically to some extent [...]
This work is the ultimate. I am independent, which is what you need to develop and grow.
I am fortunate to have a job like other people."

Integration of people with disabilities, strengthening the Company's commitment

Air France has been particularly committed to the inclusion of people with disabilities in employment since 1991. Its employment rate of 5.6% in 2003-04 (compared with 4.7% the previous year) is higher than the national average. The basic principles of this target policy are non-discrimination and an ethical approach based on a desire to change attitudes to people with disabilities.

Despite a difficult economic context, in January the Company signed a fifth corporate agreement for 2003-05 to guarantee the working conditions, after recruitment or reclassification, of its 1,637 employees with disabilities. This agreement, which is now open for the first time to employees' spouses and children with disabilities provides for:

- a recruitment plan with a minimum objective of 65 recruitments in 3 years, of which 25 had already been made by December 31, 2003;
- keeping people in work if they acquire a disability;
- strengthening collaboration with the protected sector: in 2003, this led to a 25% increase in Group purchasing from centres for help through work (CAT) and sheltered workshops;
- appointment of a correspondent for employees with a disability on each site to promote recruitment of people with a disability and seek assignments for interns.

5.6%
ground staff employment rate in 2003-04

1,637
employees with a disability


Concorde
Changer
le regard...
Changing
attitudes...
AIR FRANCE

Changing our attitude to disability

An information and awareness-raising campaign has been run by the disability inclusion task force. It focuses on four areas:

- a travelling exhibition demonstrating the added value contributed by people with disabilities;
- a performance by the "Théâtre à la Carte" theatre group at all Air France sites, with humorous sketches depicting recruitment situations and people with a disability at work;
- discussion forums on the subject of "Disability–is this how you really see it?"
- the publication of Changing Attitudes, a special edition of Concorde, the Air France Group's in-house newsletter, presenting ten portraits of employees with a disability and their stories.



Carine

Executive / Blind since birth / Mathematics degree / Software engineer / Sought work for a year: lost hope

"People slammed the door in my face [...]. I don't recognise the portrayal [...]. I'm a normal IT specialist with specially-adapted tools [...]."

Locally and internationally:
committed citizenship

Leading
employer in the areas of Roissy and Orly

20,000
new recruits since 1998

of which

17,300
are in the Greater Paris region

7,500
new jobs created in the Greater Paris region

To ensure its sustainable development, Air France has set about developing a policy of good governance with all its stakeholders. This commitment took shape when it signed up to the United Nations Global Compact. Air France pays particular attention to employment within the countries it operates and to the economic development of those countries.

Supporting local employment and companies in difficulty

As regards its local environment, Air France has set itself the priority objective of improving access to employment for residents of the areas in the immediate vicinity of Paris – Charles-de-Gaulle and Orly. The Greater Paris Region (Ile-de-France), in which over 70% of Air France employees are concentrated, is not the only region covered by this commitment. Wherever possible, Air France tries to use local companies, for example for the construction of restaurant buildings at the Blagnac site in Toulouse in January 2004. In the context of its employment policy, Air France has supported airlines in difficulty. Accordingly, Air France recruited 865 former employees of Air Lib after that company's liquidation in the spring of 2003. Altogether, Air France has recruited 1,726 former employees of Air Lib and AOM since the summer of 2001.

Structures for training and information

Air France recognizes its important role in airport complexes and the Company makes particular efforts to ensure ease of access to job opportunities for local residents. In association with local players, companies and partnership groupings, the Company is continuing the efforts already underway in information on aeronautical jobs in terms of careers advice, training and integration:

⇨ **"Airemploi" – airline industry careers advice**, in partnership with ANPE at Roissy, this is aimed at informing schoolchildren, students and job-seekers about career paths in the airline industry.
◦ *www.airemploi.asso.fr*

⇨ **JEREMY** is devoted to providing jobs and qualifications for young people living in the vicinity of the airport to help them find out more about airport jobs and preparing them, in their attitude and training, to enter the professional world.
◦ *E-mail: Jeremy.assoc@wanadoo.fr*

⇨ The **CFA** (airline industry careers apprenticeship training scheme) enables 16-25 year-olds to gain a national diploma while acquiring solid professional experience. Air France takes young apprentices for training from the regions surrounding the airports. At the end of the training period, over 80% are hired.
◦ *www.cfadelaerien.fr*

⇨ **SODESI** (company for the development of employment in services and industry) set up in 1996, is tasked with a local economic development mission (conversion, expansion and development of companies).
◦ *E-mail: sodesi@sodesi.fr*



Air France has made commitments to its stakeholders all over the world.

A positive work-study training programme

In accordance with its 1997 Charter on work-study training, Air France provides on-the-job training, employment and integration for young people and job seekers, especially to local residents in the vicinity of its airports.
This policy also aims to capitalize on internal skills by handing down expertise from experienced personnel. In 2003-04 Air France created 717 work-study contracts.

In this perspective of transferring skills, the Company is involved in an ambitious development project: the creation of an African institute for airline industry jobs, which will support the creation of local companies working in the destination country and equipment maintenance industries.

Promoting careers in the airline industry

In order to help young people choose a professional career, Air France is involved in programmes to promote its technical and commercial jobs. In particular, it raises awareness among young women of the opportunities in areas where women are still under-represented. In 2003, in conjunction with Airemploi, the Company participated in some 70 forums and exhibitions; 150 national education representatives visited the maintenance workshops and 136 "Land and Sky" conferences were held at schools and colleges.

Ethics: raising awareness among partners

Air France has implemented a number of practices to support its commitment to sustainable development under the United Nations Global Compact. To raise awareness among suppliers, Air France has included an ethical clause in all its procurement contracts since 2002, entitled "Labour protection, working conditions and ethics".

Roissy: promoting development opportunities in the region

The Pays-de-Roissy-Charles-de-Gaulle association was created in 2003 in partnership with other socio-economic players. This fast-growing association now includes some sixty companies, locally elected representatives, leaders of professional associations, and local residents. Its aim is to help the region benefit from the wealth contributed by airline development through various concrete actions. One of the association's achievements is the signing of an agreement enabling projects to be assigned to the Roissy region from credits derived from the "1% logement" tax.



Commitments to our customers: security and crisis management

The security and safety of passengers remains one of the major issues to which Air France responds through the operation of numerous projects. Since the autumn of 2003, on all Air France flights, the cockpit doors have been reinforced and equipped with recognition devices.

For crisis management, Air France has set up a programme involving 2,800 volunteer ground staff, with specific training that has so far been provided to 1,540 employees. A unit can be mustered within one hour, round the clock, to provide crisis logistics, telephone contact, destination support and direct communication with victims, families and friends. This measure reflects the Company's commitment towards its customers. It is also prepared to lend its support in accidents where its responsibility is not implicated: for example, several staff helped ADP (Aéroports de Paris) at the time of the Flash Airlines accident at Sharm-el-Sheikh early in 2004.

Crisis prevention and management are constantly being improved: an increasing number of volunteers are enrolling and a solid infrastructure is being developed through the exchange of good practice between participants, especially with partners from the Sky Team alliance.

Air France is also involved in raising the awareness of customers to the risks of counterfeit traffic, in association with the Comité Colbert (a grouping of major French companies) and the French Customs. In 2003, with government support, the Committee implemented a communication campaign against counterfeiting, which Air France supported by informing its employees and customers through articles, posters, press releases and an in-flight video.

Making travel accessible to all passengers

"Winning our customers' preference" is the prime objective of the Project Major structuring the Company. To achieve this, Air France aims to facilitate travel for all of its passengers without exception. Passengers with reduced mobility wanting to fly are increasing in number (up 11.7% in 2003-04) and the Company has a dedicated support initiative for them called Saphir (see box).

In addition, a specific procedure has been developed to handle Unaccompanied Minors (UM). Every year the Company transports 400.000 unaccompanied children aged between 4 and 12 in optimum flight and safety conditions.



Saphir: a personalized programme

Saphir (an acronym which stands for the French Service d'Assistance aux Personnes Handicapées pour les Informations et les Réservations), a support service for information and reservations for people with disabilities, was launched in June 2001. It is a unique service offering reception and support at check-in, a wheelchair at the airport, free transport of the customer's own wheelchair and guide dog, priority pre-boarding, on-board personalized reception, in-flight assistance and reception on arrival. Passengers with a disability can apply for a free Saphir card which is valid for 5 years. This saves repeating formalities and thus facilitates reservations and check-ins. It also serves as identification for e-tickets. To take advantage of the service, the passenger simply has to call 0820 01 24 24 (0.12 euro/min) 48 hours before departure.



Air France, a charitable organisation

Air France supports a number of humanitarian and aid for development projects, notably through its **Foundation,** which was set up in 1992. The objective is to educate and help children who are sick, disabled or in serious difficulty. In eleven years, the Foundation has come to the support of over 125,000 children through 140 programmes.

Since 1999, Air France has been associated with the ECPAT network of associations to combat **sex tourism** involving children, by showing an in-flight video designed to raise awareness among passengers.

In addition, Air France provides **logistical support** for many medical humanitarian organisations, such as La Chaîne de l'Espoir and Mécénat Chirurgie Cardiaque. In the same vein, following the earthquake on May 21, 2003, the Solidarity Algeria operation, at the initiative of Air France personnel, helped transport three tons of emergency supplies.

Furthermore, Air France particularly supports two airline-based NGOs:
Groupe Développement, which conducts urban development programmes and sets up micro-credit projects on several continents, and **Aviation sans frontières,** which, every year, takes medical equipment to remote and inaccessible areas and transports medicines and sick children.

Lastly, in line with its social pact, Air France aims to enhance its employees' initiatives in the context of international solidarity leave, by supporting and communicating on these programmes.

Air France Foundation

36 **programmes financed in 2003**

including

16 **in France**

20 **in other countries**

610,000 **euros in 2003**

Concorde auction: 2.8 million euros raised for the Air France Foundation

On November 15, 2003, following the termination of Concorde operations after nearly 30 years of service, an auction of Concorde parts at Christie's yielded 2.8 million euros.
This result exceeded the expectations of the trustees of the Air France Foundation, which was the sole beneficiary. The Foundation consequently decided to bolster its major activities involving "Sick and disabled children" with twelve projects, and "Children and teenagers in serious difficulty" with twenty-four programmes, nine of which were particularly geared to "street children".


HOT

Developing the business
while controlling its impact on the environment

Key figures

aircraft movements since 1998 +33%

Global noise energy -21%

CO_2 emissions since 1991 per passenger/km for the Air France fleet -22%

Air France Group fleet

Air France fleet aircraft as of 31 March, 2004 240

Average age 8.6 years

Regional fleet aircraft as of 31 March, 2004 117

Average age 8.7 years

A very dynamic sector despite periods of economic crisis, the French airline industry has seen average annual growth of 5 to 6% over the last 20 years, twice that of the global economy (2.5%) or the French economy (2%). While it is not the role of Air France to limit this requirement for travel, whether dictated by economic necessity or human aspirations, it is, on the other hand, Air France's responsibility to limit the environmental impact insofar as possible. That is why the Company pursues an active policy in this area, safeguarding the investments necessary for the implementation of its environmental policy, especially for upgrading its fleet of aircraft, which is a key part of its sustainable development strategy.

The need for coherent action against noise

Since 1997, the Company has publicly set itself the objective of developing at constant noise energy. Since 1998, the number of Air France flights increased by 33% worldwide, while the overall noise energy indicator decreased by 21%. Air France continues to support this effort by equipping itself with the most modern aircraft and reducing night-time emissions to meet the more ambitious objectives of the new "weighted and measured" noise indicator established at Paris-CDG in 2003. At the same time, the Company is aiming to improve its operational procedures through the establishment of instructions limiting flying over local residential areas and raising the awareness of pilots to the environmental impact of their business (2,000 hours of training provided in 2003-04). But the success of all these efforts remains bound by the same environmental commitment from other operators and the capacity of governments to ensure that urbanization around airports is controlled in accordance with the recommendations of the ICAO.

In fact, this is just one aspect of a balanced approach, alongside noise reduction at source, optimisation of flight procedures and restrictions on use of the noisiest aircraft. The control of urbanisation effectively enables accepted areas to be safeguarded from excessive noise, so that the actual reasons for discontent are not recreated in the course of time.
Meanwhile, airport activity contributes to the economic development of the region through the creation of jobs and by increased requirements for accommodation. A land-use compromise therefore has to be constantly accepted.
For local residents already in place, the Company supports the residents' soundproofing subsidy programme, for which the allocated amount has just been multiplied by five, to some 55 million euros per annum. This measure means that the number of homes eligible for soundproofing can be increased due to the voluntary enlargement of protected zones by reducing the noise indices around the ten main French airports.





Air France's environmental policy rests principally on the necessity of developing its operations without increasing noise emissions, and limiting the increase in its total CO_2 emissions.

Limiting gas emissions as far as possible

Air France has limited the increase in its production of the greenhouse gas carbon dioxide (CO_2), to half the growth of its passenger traffic, which since 1991 represents a 22% decrease per kilometre and per passenger. This result is the fruit of the following three main spheres of action:

- renewal of the fleet, enabling a reduction in fuel consumption of around 1% per annum;
- optimisation of operations with the organisation of Paris-CDG as a "hub" or connecting airport, which boosts the passenger load factor improved and non-stop service;
- lastly, operational measures adopted by the Company – for example, on-board weight reduction and by Air Traffic Control such as the shortening of approach trajectories thanks to the reorganisation of Paris air space in 2002.

Regarding low altitude emissions, especially nitrogen oxide (NOx), Air France encourages actions that limit its local emissions.

Since 1991, the production of NOx from its low altitude planes has been reduced by 35% per LTO cycle.

The Company continues to upgrade its vehicle and engine fleet, selecting the most environmentally-friendly models. However, the margin of progress has been reduced. The global effects of increased traffic cannot be totally offset despite investments and new technologies.

Local involvement, guaranteeing consistency of actions undertaken

Air France and its subsidiaries take part in all the Consultative Commissions on the Environment (CCE), which bring together airline professionals, local authorities, local residents' and environmental protection associations. Accordingly, during 2003-04, Air France station managers or their representatives participated in fifty-five local involvement meetings, this year bearing on the implementation of new French plans for noise exposure and noise pollution.

Air France further reduces its night-time noise emissions

Since 1997, Air France has steadily reduced its flights between midnight and 5 am at Paris – Charles de Gaulle (–20% in 2002, –32% in 2003), whereas, at the same time, the number increased for the airport overall.

In 2003, as it had agreed in July 2002, the Company withdrew almost all its scheduled flights between midnight and 5 am.

For example, Air France Cargo, which had 16 flights a week in this time slot in 2000-01, has had none programmed since the end of March.

In order to retain the full benefit of these withdrawals for the local resident population, the DGAC – the French Civil Aviation Authority – supported this approach by not reallocating the free slots, thereby contributing to a progressive decrease in flights during the night.



Integrated QSE (Quality-Safety-Environment) Management
Promoting environmental commitment

The deployment of the QSE (Quality-Safety-Environment) programme, instituted in 2002, is based on Quality values (strict professional integrity, personal respect, willingness to make progress, cohesion and management) to give everyone the methodologies and the tools for better performance in terms of risk management.

This is based on a continuous process shared by all: customers, shareholders and the entire society in which the company is incorporated and develops. Environmental management is recorded in terms of an environment action plan that reflects a global commitment as it dovetails with a wider perspective of corporate responsibility. The plan was defined by Air France in 2002 and set in motion in 2003-04. A committee meets quarterly to monitor its progress. Each division in the Company has drawn up a specific action plan that is evaluated by a steering committee twice a year.

Upholding individual initiatives

The Quality Innovation Programme, launched in 1994 by Air France Industries, expects each agent to design a viable solution to resolve a problem, from the most minor to a very important one, encountered during the course of his or her work.
The programme is celebrating 10 years of operation in 2004. With 40,000 suggestions already, it is constantly evolving and is proof that everyone can contribute to the overall performance of the Company. In the last three years, the programme has included health and safety at work, as well as environmental protection.
Thus, during the ceremony that took place on 20 November 2003, a trophy rewarded an initiative designed to reduce the quantity of solvents used and thus VOC (Volatile Organic Compound) emissions. The Environment Trophy itself was awarded to two units of Air France Industries (Génie Maintenance Industriels d'Orly, and the entire industrial site at Le Bourget), which have been particularly active in good environmental practices and whose efforts have led to ISO 14001 certification.

Raising awareness of partners in this approach

Air France also tries to raise awareness for environmental protection among the sub-contractors and suppliers it selects.
In its evaluation, it considers both their procedures and the environmental quality of the products they offer.
A clause on "respect for the environment" has been introduced into contracts. It reminds suppliers that they must respect regulations in processing industrial waste.

New ISO 14001 certification at Le Bourget

In its environmental approach, Air France Industries has set itself a target of 70% of sectors to be certified by 2005.
This deadline was also applied for the certification of ACNA, a subsidiary of Servair specialising in cleaning aircraft cabins.
After CRMA's ISO 14001 certification in 1999, followed by that of the Génie Maintenance Industriels d'Orly department in 2001, the entire Le Bourget site was certified in October 2003. This result was made possible by the involvement of all employees and sub-contractors operating at the site.





Air France's environmental responsibility also consists of managing the impact of its activities on all its operating sites, whether industrial sites or stations.

Managing its impact on the ground: Villeneuve-le-Roi, a pilot site near Orly

Fiscal 2004 will see the opening of an Air France site designed in line with sustainable development principles. The new industrial maintenance unit at Villeneuve-le-Roi near Orly has been designed to meet social, economic and environmental criteria associated with its activity. It responds to several challenges: a significant reduction in energy consumption, water consumption (65%) and the elimination of industrial waste in waste water; the maintenance of activities in the Orly employment catchment area and their expansion in new aeronautical technologies; considerable improvement in ergonomics at work stations and risk management; and research on all economic performance resources enabling processes to be optimized and productivity increased.
The new Air France centre at Blagnac (Croix du Sud), delivered in December 2003, should also contribute to managing the environmental impact of its activity.

Rehabilitating of sites, assuming responsibility

Air France assumes responsibility both in the course of its activities, but also when it is a question of rehabilitating a site that it has occupied. This is particularly the case for the workshops at Montaudran near Toulouse where over fifty years of aeronautical maintenance have left ground-based residues from a time when regulations and methods were different.

The Company has implemented the necessary surveys for its depollution and is financing this operation in conjunction with DRIRE, the French regional authority for the environment in Toulouse.
In addition, under the restructuring of 1,700 employees of Commercial France at Montreuil, the Blanqui building in Paris has been refurbished.

Finally, in the area where the Concorde accident occurred, 96% of the ground polluted by hydrocarbons had already been treated by May 2003. Works are scheduled to be completed during the summer of 2004.

Transparent environmental communication

Since 1996, Air France has undertaken to produce a detailed environmental impact report that includes a methodology section devoted to complex issues concerning air transport and the environment.
"Clear, pedagogical and readable without fudging real problems" was the assessment on Air France's 2002-03 environment report by the jury of french chartered accountants, when they awarded it the 2003 Prize for best environment report.

The 2003-04 report can be downloaded in French and English from the website *www.airfrance.com/corporate*


AIR FRANCE
Rapport environnement
2002-03

NRE data

The NRE is a new French economic regulation that requires all nationally listed corporations to report annually to their shareholders and stakeholders on a range of sustainability issues, including human rights and labour.

Air France France and French Overseas Departments	Article NRE	2003	2002	Change	Breakdown for 2003 Ground staff	Flight deck crew	Cabin crew
Workforce							
- Physical workforce at 31/12	148-2.1°a	57,016	56,639	0.7%	39,290	4,154	13,572
- Average workforce (full-time equivalents)	"	54,415	54,119	0.5%	37,242	3,760	12,160
- Total payments to temporary agencies (thousand euros)	"	15,540	16,127	-3.6%	15,540	0	0
- Change in the external workforce (full-time equivalents, monthly average for temporary workers)	"	366	381	-4.1%	366	0	0
- New hires on non-fixed term contracts	"	1,790	1,480	20.9%	815	232	743
- Redundancies and dismissals	"	260	174	7.3%	126	49	85
Including: For economic reasons	"	0	0	0,0%	0	0	0
For definitive unfitness	"	54	45	20.0%	0	25	29
Other	"	206	129	4.0%	126	24	56
- Average workforce on fixed-term contracts (full-time equivalents, including trainee contracts)	"	818	872	-6.2%	680	0	138
- % of fixed-term to non-fixed term contracts	"	1.5%	1.6%	-0.1%	1.9%	0.0%	1.1%
- Number of trainee contracts	-	717****	837****	-14.3%	677	40	0
- % of staff hired at the end of the contract	-	-	95.0%	-	n/d	n/d	n/d
- Part-time staff	148-2.2°	18.8%	17.3%	1.5%	16.2%	13.5%	28.3%
Labour relations							
- Number of collective agreements signed	148-2.4°	17	15	-	1*	7*	5*
Health and safety							
- Absenteeism***	148-2.4 et 5°	-	-	-	4.47% (+0.12%)	2.81% (+0.04%)	10.35% (+0.54%)
Of which: Sick leave***	"	-	-	-	3.31% (+0.14%)	2.31% (-0.13%)	6.16% (+0.7%)
Work-related accident***	"	-	-	-	0.47% (-0.01%)	0.14% (+0.04%)	0.58% (+0.03%)
Maternity leave***	"	-	-	-	0.78% (-0.01%)	0.35% (+0.12%)	3.79% (+0.44%)
- Coefficient for frequency of work-related accidents	"	5.3	5.7	-7%	-	-	-
- Number of work-related accidents with time off work	"	2,683	2,975	-9.8%	1,408	76	1,199
- Number of meetings of the committee on health, safety and working conditions	"	689	646	-	-	-	-
- Spending on safety (million euros)	"	15.28	13.75	-	-	-	-
Training							
- % of women in the company	148-2.6°	9.3%	9.8%	-0,6%	5.1%	18.6%	10.3%
- Number of beneficiaries	"	53,633	53,960	-0,6%	35,724	4,124	13,785
Diversity and equal opportunities							
- % of women in the company	148-2.3°	40.9%	40.5%	0,.4%	36.3%	4.5%	65.3%
- Difference in salaries between men and wome	"			No manifest difference**			
- Employment rate for people with a disability	148-2.7°	5.56%	4.94%	0,62%	5.56%	-	-
- Number of employees with disabilities	"	1,631	1,432	14.3%	1,637	0	0

** In addition, 4 agreements have been concluded for all staff* *** Source - Air France: "Information on the comparative situation for men and women", 2002*

**** The percentages between brackets represent the change in relation to the previous year* ***** IATA year (from 01/04 to 31/03)*



NRE data

Air France Group average headcount

(Full time equivalents)

Financial year ended 31 March	2004	2003	Change
Flight deck crew	5,041	4,929	2.3 %
Cabin crew	13,044	12,938	0.8 %
In France	12,768	12,590	1.4 %
Abroad and French overseas territories			
Ground staff	276	348	-20.7 %
Ground staff	53,569	53,658	-0.2 %
In France	46,924	47,006	-0.2 %
Abroad and French overseas territories	6,645	6,652	-0.1 %
Total	**71,654**	**71,525**	**0.2 %**

Breakdown by occupational category

	2004	2003	Change
Ground staff			
Managers	9,159	8,980	2.0 %
Supervisors and technicians	21,126	20,217	4.5 %
Employees	23,284	24,461	-4.8 %
Flight crew			
Airline flight crew	17,140	16,910	1.4 %
Instructors	620	644	-3.7 %
Managers	325	313	3.8 %

Air France and subsidiaries[1]	Article NRE	Air France + subsidiaries [1] 2003-2004	2002-2003	Change Like-for-like
Ground activities in France				
- Total water consumption (m^3)	148-3.1°	1,075,613	1,095,337 [2]	-2.0%
- Total electricity consumption (MWh)	"	258,799	253,218 [2]	1.5%
- Energy consumption (MWh) (gas, domestic fuel oil, overheated water, cooled water)	"	195,852 [3]	187,252 [2]	0.05%
- Total quantity of waste (tonnes)				
Non-special industrial waste	"	33,189 [3]	34,305 [2]	-3.3%
Special industrial waste	"	3,497 [3]	3,273 [2]	2.9%
- CO_2 emissions from boilers linked to energy consumption (tonnes)	"	8,534 [3]	6,362 [2]	-4.5%
- Airport logistics for Roissy and Orly: CO_2 emissions from ramp and registered vehicles and coaches (tonnes)	"	17,845	18,503	-3.6%
- Aircraft maintenance: Volatile organic compound emissions (tonnes)	"	118	168	-29.7%
Air operations				
• ***Gas emissions***				
- Total emissions (thousand tonnes)				
CO_2	"	15,418	14,264 [4]	1.2%
NOx	"	79	76 [4]	-0.1%
CO	"	12.6	11.8 [4]	-6.6%
HC	"	2.8	3.0 [4]	-12.6%
Of which, low-altitude emissions (thousand tonnes)				
NOx	"	5.51	5.43	1.4%
CO	"	5.13	5.46	-6.1%
HC	"	0.92	1.01	-8.6%
- Inflight fuel dumping (thousand tonnes)	"	0.94	1.00	-6.3%
• ***Noise energy***		***2003***	***2002***	
- World				
Overall noise energy indicator (% Ref. 1998)	"	78.6	82.7	-4.1%
- Roissy - CDG				
"24-hr" certified noise indicator (% Ref. 1997)	"	63.0	67.5	-4.5%
"Noisiest Chapter 3 aircraft" indicator (% Ref. 2000)	"	15.0	44.0	-29.0%

(1) Régional, Brit Air, City Jet, Servair and CRMA

(2) Scope not complete

(3) Scope for 2003-04 report covers 99% of the surface area of sites in France

(4) Only includes Air France aircraft

Financial report


AIR

Chairman of the Board of Directors' report on internal control



1. Conditions for preparation and organisation of work carried out by the board of directors

See pages under Corporate Governance

2. Internal control procedures

2.1 Definition of internal control and the Company's objectives relative to internal control

Internal control represents a system defined and implemented by the Group's Executive Management, managers and employees that is designed to provide a reasonable level of assurance that the following objectives are achieved:

- The performance and optimisation of operations
- *The reliability of the accounting and financial information*
- Compliance with the laws and regulations in force

It corresponds to a specific set of actions, tasks, practices and controls for each of the Company's functions.

One of the objectives of the internal control system is to prevent and manage the risks linked to the Company's activities, as well as the risks of errors or fraud, notably in the areas of accounting, finance and revenue management.

As with any control system, it is unable to provide an absolute guarantee that such risks have been totally eliminated.

In order to ensure that the internal control system and procedures are compliant with the new French and American legal requirements, Air France launched a Group-wide project supervised by a member of the Executive Committee in order to analyse the situation and recommend a plan of action.

2.2 General internal control structure

The Board of Directors and its committees
The Board of Directors is the corporate body that directs and controls the management of the Company. As such, the Board works with the Executive Management team to ensure that the Company runs smoothly based on the opinions and recommendations of the specialised committees.

A description of the activities of the Board's specialised committees can be found in the Corporate Governance section under "Organisation and Operation of the Board of Directors".

Management committees
Created in 1998, the Executive Committee meets on a weekly basis to review key issues and is responsible for the management of the Company. It groups together all the main managers representing the Company's businesses and operational and support functions. It is chaired by the Chairman and Chief Executive Officer.

The Management Board meets on average once a month and its members are the Company's main managers. Chaired by the Chairman and Chief Executive Officer or the

Chief Operating Officer, it reviews the Company's activities and provides information for the management team.

The Commercial Committee meets on average once a month and, chaired by the Chief Operating Officer, addresses issues relative to the network, the management of revenues, distribution, company sales as well as alliances and cargo.

Operational committees

The Operations and Maintenance Committee, which meets every two weeks, provides feedback and reports on operating events to the Chief Operating Officer, in his capacity of Managing Director pursuant to French air transport regulations, and to the main operational managers for the Secretary General, Air Transportation, Ground Operations, Maintenance, Cargo, Safety, Network Management, etc.

It builds on the work carried out for the weekly meetings on feedback from experiences in the field, during which the quality managers from each business unit analyse the main events encountered.

The Prevention and Flight Safety Committee meets once a year, chaired by the Chief Operating Officer. It reports on the main risks associated with flight safety and looks at the preventive measures adopted to manage them.

This committee's work is prepared by the cross-company prevention and flight safety group that meets every two months.

The review carried out by the Quality/Health and Safety at Work/Environment (QSE) board, chaired by the Chief Operating Officer, takes place at a meeting attended by all the members of the Management Board twice a year. It is the key body responsible for quality management Group-wide.

At these reviews, the following information is presented:

- Summary results on the management of and levels of performance on key processes;
- Update on the regulatory supervision programme (programme of audits and implementation of corrective actions);
- Progress made on the Company's QSE Plan and the associated indicators, focusing on four key components – customer focus, process management, quality assurance and management – and broken down in acoherent manner for the whole Company.

The Secretary General

The Secretary General guarantees the consistency and compliance of operations. A cross-company management vehicle, this office provides support and advice for different entities and acts as a central coordination and mediation body. It specifically comprises:

- The Operations Control Centre, which is responsible for the real-time steering and coordination of operations and the management of crises.
- The Quality Department, which steers and implements the QSE policy, checks compliance with standards and oversees the continuous improvement of processes.
- The Environment and Sustainable Development Department, which publishes a comprehensive environmental report each year; an action plan for this area has been included since 2002.

The Finance Department

Reporting directly to the Deputy Chief Executive Finance, the Finance Department is responsible for implementing the financial policy defined by the Group's Executive Management.

The Finance Department is split into several departments:

- The Financial Affairs Department, which is in charge of financing resources, cash management, overseeing the auditing of subsidiaries and affiliates, tax and financial communications;
- The Accounting Department, which is responsible for drawing up the individual and consolidated financial statements, providing information about and monitoring compliance with the accounting standards adopted by the Group as well as the accounting and financial procedures. The Accounting Department is the dedicated contact for the statutory auditors in connection with their legal mission.
- The Commercial Revenue Department, which is responsible for drawing up transport revenues and inter-company billing.
- The Management Control Department, which is responsible for drawing up budgets, reports, estimated monthly management figures, savings on lines, investment plans and medium-term plans (in conjunction with the Development Department for the last point).
- The Legal Affairs Department, which is responsible for the secretary's office for the Board of Directors, representing the Company in disputes, providing legal advice for the Executive Management team and the various Company managers, and overseeing the Group insurance strategy.

The Internal Audit Department

The management of a group such as Air France hinges on the principle of a broad delegation of responsibilities. This principle of delegation implies a strengthening of control functions in order to provide Executive Management with the assurance that this autonomy is being used correctly by each entity.

Reporting directly to the Chairman and Chief Executive Officer, the Internal Audit Department has been tasked to assess the overall level of internal control for the Company and provide the Executive Management team with analyses, assessments and recommendations enabling them to strengthen this control.

To perform its mission, the Internal Audit Department intervenes on its own initiative or as requested by the Executive Management team, corporate or operational divisions and the Audit Committee.

An annual programme of missions is drawn up and submitted to the Executive Committee and Audit Committee.

The missions carried out include:

- Recurring missions in the Company's various sectors,
- Special-interest missions focusing on an issue common to several functions or entities, or on the Company's projects,
- Specific missions carried out on request for the Executive Management team or the heads of opera-tional units..

Assignments in the field are based on a programme of work that has been validated beforehand.

A synopsis of the audits carried out is given in a report presenting the conclusions of the mission, highlighting the corresponding assessments, risks and recommendations. Corrective action plans are then drawn up by the audited parties and followed up over the next 6 to 12 months.

The Internal Audit department also reports on its work in an annual summary document presented to the Executive Committee and the Audit Committee.

The Safety Department

The Safety Department is tasked to ensure that all parts of the Company's safety system comply with the legal and regulatory provisions in force.

It defines the measures to be adopted, draws up and validates rules, and checks their application.

It has operational responsibility for safety, notably with regard to staff who are in charge of flight safety and the coherency of measures applied by all the Company's entities.

It reports directly to the Chairman and Chief Executive Officer.

The Insurance Department

The Insurance Department is responsible for:

- Identifying the Group's vulnerabilities and determining how they may be reduced or transferred either to insurers by means of insurance policies, notably aviation, or to third parties using contractual provisions,
- Managing claims,
- Providing advice and support for all the Group's entities in order to minimise or manage their risks effectively.

The Legal Affairs Department

- Provide advice to the Company's Executive Management team and decentralised entities in the areas of corporate law, transport law, labour law and insurance law,
- When necessary, liaising with the decentralised entities and the corporate procurement department, participate in preparations and negotiations for legal documentation,
- Coordinate the activities of decentralised legal experts who are functionally linked to the department,
- Systematically draw up an inventory of the disputes in process with a view to assessing the corresponding provisions booked as liabilities.

3. Standards

Organisation of responsibilities/Delegation of powers
The Company's organisational structure has been defined with a view to ensuring compliance with the principles of secure and efficient operations, factoring in the constraints resulting from the regulatory obligations governing air transport, notably with regard to air transportation, ground operations, industry and aircraft maintenance as well as catering.

The managers of the entities of the Company and its subsidiaries are required to apply these principles and organisational structures at their level, ensuring that the following elements are up to date:

- Organisation charts: hierarchical links, functional links, regulatory responsibilities
- Job descriptions: individual roles and responsibilities
- Procedures: roles and responsibilities defined by business processes.

They must ensure that their organisational structure is coherent and compliant, that it is taken into account in the information systems that are vital to the Company's operations and that it is appropriately integrated within the organisation.

In its legal structure, the Company has implemented a system for the delegation of powers both to comply with obligations under air transportation regulations and to ensure that its decision-making processes are effective thanks to clear definitions of the roles and responsibilities of each agent.

Social Charter and Code of Ethics
Signed by the trade unions represented on Air France's European Works Council, the European Trade Union Confederation and the Chairman of Air France, Jean-Cyril Spinetta, on 25 June 2001, the Social Charter and Code of Ethics is designed to meet a key requirement: involving the employees of Air France and its subsidiaries around the world in a common vision of the Company, in line with the fundamental values and rights on which the Group's identity is founded, and that guide its social and ethical policy based on respect for people at a professional, social and citizen level.

As such, this Charter and Code of Ethics reflect the Air France Group's commitment to being a socially responsible company.

Charter for the Prevention of Harassment at Work
The Charter for the Prevention of Harassment at Work, which is in line with French legislation and the Company's contractual approach through agreements concluded in favour of ground staff and flight crew, is designed to:

- Incorporate the legal provisions for the protection of employees,
- Define prevention principles,
- Outline prevention actions,
- Highlight the human and legal responsibilities of all in order to safeguard the dignity of each individual,
- Set up internal prevention procedures.

This Charter, which concerns all the Company's staff (ground and flight) performing their professional activities in Metropolitan France and French overseas territories will be distributed to all employees in booklet form, including a presentation on the appropriate application of the Charter.

Internal Audit Charter
The Internal Audit Charter defines the mission of the Audit Department as well as its objectives and responsibilities, and guarantees the right conditions for performing the function. In accordance with the international and national professional code of ethics, it formalises the position of the Audit Department within the Company and defines its sphere of action.
It also specifies the methods for its operations and the various stages in the audit process as well as a summary of the missions carried out.

Procurement Quality Manual
The Procurement Quality Manual describes the procurement process and the associated procedures applied within the Company. This process is based on mandatory phases such as the "Consult Suppliers" stage, which ensures that the selection of suppliers or service providers is impartial and objective.

The Procurement Quality Manual also includes the Procurement Code of Ethics, which defines guidelines for the behaviour of all Company staff dealing with suppliers or service providers and informs all the players concerned about the limits that should not be crossed.

Safety Manual
The Safety Manual fulfils the need to submit a safety programme defining the conditions for obtaining and maintaining the air transport certificate delivered by the Civil Aviation Authority. It must be compliant with European standards as well as the national safety programme.

The manual incorporates the new European regulations and French decrees relative to air safety. It represents the frame of reference used by the Company's agents, once they have been given specific training by accredited trainers.

Quality System
Air France's Quality System is based on the following main internal and external standards:

a) External standards:

- Regulations: French regulations (based on European regulations) and general laws applicable;
- Passenger service: European commitments under the Association of European Airlines (AEA), service level agreements for air transport players (Airports);
- Management systems: ISO 9000 and 14000 series.

b) Internal standards:
These represent the application of the external standards, tailored to the Company's processes:

- Regulations: regulatory manuals (operating manual, maintenance manuals, safety manual, health and safety at work manual, etc.) and associated general procedures, which in most cases have been formally validated by the supervisory authorities issuing accreditations (CAA, FAA, etc.);
- Passenger service: 330 indicators covering the entire passenger handling chain, serving as a basis for the service certification process;
- Management systems: the Company's quality manual and the associated general procedures.

4. Summary information on internal control procedures

4.1 Procedures associated with steering processes

Organisation and structure of the Group (including subsidiaries)
Air France's structure is based on the Company's main businesses:

- Commercial business: with the Marketing and Network Departments – French Commercial Affairs and International Commercial Affairs – responsible for planning, products, sales, revenue management and distribution
- Production business: with the Ground Operations Department, which is chiefly responsible for the connection platform at the Roissy CDG hub, and the Air Transportation Department, which is chiefly responsible for carrying out the Company's flights
- Cargo business: managed by the Cargo Department
- Industrial business: managed by the Industrial Department, which is responsible for aircraft maintenance and industrial activities for airframes, equipment and engines
- Central support functions: support operations (Human Resources, Economics and Finance, General Secretariat, Coordination, Information Systems, International Affairs and Alliances).

Air France has a controlling interest in some sixty **subsidiaries and affiliates**. For the 13 biggest, which account for over 95% of revenues for all subsidiaries combined, a budget procedure has been defined and is overseen by the Air France Finance Department.

Every month, the 13 main subsidiaries send in a management report, analysing the change in financial results over the month in question in relation to the budget and the previous year.

A procedure has been rolled out in these subsidiaries for a monthly close of accounts in order to be able to consolidate the financial data for the Air France Group each month. The

Group publishes quarterly consolidated financial statements.

Each year, the subsidiaries take part in the medium-term strategic planning procedure, which is incorporated into the Air France strategic plan (MTT – medium-term target).

Air France's Audit Department conducts missions in subsidiaries, as requested by the Air France Executive Management team or Finance Department, which makes it possible to validate the correct application of the Air France Group's procedures in specific cases.

The policy for using the same statutory auditors at the subsidiaries as at Air France makes it possible to further strengthen the coherency of accounting and financial methods and procedures within the Air France Group.

The Company's **management forecasting system** is based on the following three key approaches:

- The corporate strategic vision (CSV), with a long-term focus (5 to 10 years), which is updated every year in September at a seminar for the Executive Committee attended by representatives from the Development, Corporate Control and Innovation Departments.
- The medium-term target (MTT), which represents the expression of this vision, looking three years ahead in terms of growth, investments and the associated human resources, with comprehensive economic figures presented and discussed in December, and a definition of action plans on revenues and costs.
- The IATA budgets for the year, which incorporate the first year of the MTT and are drawn up per cost centre and consolidated for the Company.

4.2 Procedures associated with operational processes

Quality System management:
Air France's Quality Manual describes all the general provisions of the Air France Quality System, i.e. all the organisation, management, customer satisfaction and support processes, procedures and necessary resources to implement the system to manage quality and satisfy customers. This manual is gradually developing into a QSE Manual (Quality/Health and Safety at Work/Environment).

In each of the Company's main divisions, Quality/QSE reviews are held on a regular basis in order to review the Quality/QSE management systems and measure the performances of the main processes managed by the Department.

In addition to the regulatory agreements that enable the Company to conduct its business, the recognition of progress made is reflected in certifications obtained from independent bodies, notably:

- ISO 9001 certification (2000 version) for the efficiency of the management systems (55 entities certified at 31 March 2004)
- Certification of services in line with the Company's commitment on services provided to passenger customers (50% of the scope certified since 2001)
- ISO 14001 certification for the validation of the environmental systems (3 entities certified at 31 March 2004).

Quality Assurance
Control over operational processes is based primarily on three means of supervision.

Internal supervision carried out by the quality assurance departments, based on:

- A programme of audits (focusing on the areas of organisation and management, air transportation, flight preparation, ground and cargo operations, dangerous goods, engineering and maintenance),
- Regular monitoring of operations, with an analysis of incidents and feedback on experiences implemented systematically,
- Proactive prevention processes.

External supervision performed by the authorities (CAA, FAA, etc.) and organisations specialising in certification, with audits of the operating principles and internal supervision system. Air France is also regularly assessed by its customers and partners.

Supervision of our partners sub-contractors or suppliers, notably charter, franchised or code-sharing companies are subject without exception to a preliminary audit, and then a twice-yearly review by the CAA.

The effective implementation of preventive/corrective actions resulting from this global supervision system is monitored by the quality assurance departments, coordinated by the Corporate Quality Department. Monthly meetings are held, notably making it possible to validate the correct implementation of this surveillance system and assess its impacts.

4.3 Procedures associated with the support processes

Finance processes

⇨ **The Investment Committee:**

The investment committee meets each year in connection with preparations for the budget for the coming financial year and is made up of the Chief Operating Officer, the Chief Financial Officer and the other Managers concerned by the investment projects submitted to the Committee.

The investment committee reviews progress made and the implementation of investments for the current financial year and the global budget for investments for the following year, and on an individual basis looks at the main components: fleet, commercial and technical aeronautical modifications, real estate projects, etc.

Furthermore, an Information System Committee (ISC), comprising the members of the Executive Committee and chaired by the Chairman and Chief Executive Officer, rules on the strategies adopted for the development of information systems downstream from the investment committee.

Each investment project is then subject to a specific authorisation process (Request for Authorisation to Invest), analysing the economic viability of the project and its feasibility for major investments. Above certain thresholds, investments must first be authorised by the Head of Management Control, the Chief Financial Officer or the Chief Operating Officer.

⇨ **Risk coverage:**

The Group's cash position is monitored daily. Every month, the treasury department draws up a comprehensive report detailing, among other things, the Company's interest rate and foreign exchange positions, the portfolio of hedging operations, a summary of investments and financing for each currency as well as a statement monitoring counterparty limits. This report is submitted to the executive management team. Regular meetings are held with executive management to review interest rate and foreign exchange positions. Hedging decisions are taken during these meetings, then implemented by the treasury department in accordance with the procedures governing the delegation of powers.

In order to limit the impact of fluctuations in oil prices, the Air France Group has introduced a price hedging policy. It is implemented by a specific team under the responsibility of the Chief Procurement Officer and decided on during regular meetings chaired by the Chief Operating Officer and attended by the Chief Financial Officer. The main hedging instruments used are swaps and options. The quality of counterparties is verified by the Finance Department. A weekly report is submitted to executive management.

Revenue reporting process

The Commercial Revenue Department is structured so as to provide the amount of revenues on passenger and cargo transport based on two methods: a daily method (called "progressive revenues"), which enables Executive Management to know within two days the estimated amount of passenger revenue for the day in question as well as the total accrued since the beginning of the month, and another monthly method, which makes it possible to have the actual revenues for the month as booked in the accounts after processing for passenger and cargo applications.

In addition, a department from the Marketing and Network Division and Air France Cargo analyses the results for each market, line and product (unit revenues per passenger kilometre, per available seat kilometre, etc.).

Accounting processes and production of accounts

The financial statements are drawn up by the Accounting Department based on the information submitted by the finance departments of the Company and its subsidiaries around the world. The manual of accounting procedures is designed to meet the objective for the compliance of accounting records. The accounting information provided by subsidiaries must comply with the Group's accounting rules, methods and standards defined by the parent company and the financial statements must be presented in accordance with the format defined by the Group. In connection with their legal mission, the parent company's statutory auditors conduct a documented review of the information submitted by the entities for which they are not the actual statutory auditors.

The consolidated and parent company financial statements are submitted to the Chief Financial Officer and the auditors for review prior to being approved at a summary meeting. They are then submitted to the Audit Committee, which meets to validate the accounts twice a year for the interim and annual financial statements. Furthermore, the Chairman and the Chief Financial Officer sign a statement that is issued to the statutory auditors twice a year (for the half-year financial statements, subject to a limited review, and the annual financial statements, subject to an audit).

Management reporting process

The Management Control Department is responsible for coordinating the Company's reporting process and at the beginning of each month, draws up management estimates based on the activity information available. Then, once the accounting results are known, it produces a monthly document grouping together the main items on the activity, workforce, accounting and financial elements. Each month, the Corporate Control Department works with the Company's main departments to review and analyse the economic performance over the past month and evaluate the results of the months to come, through to the end of the current financial year.

Information systems

The control processes cover the Company's information and telecommunication systems and are based on an approach to formalise ISO 9001-certified procedures.

The systems implemented seek to guarantee:

- The reliability of the IT and telecommunications resources;
- The integrity of the data through dedicated resources, infrastructures and controls;
- The continuity of IT services and the availability of data on the three production sites with a common local contingency strategy, secure architecture and a security system covering external points of access;
- The confidentiality of information and the security of IT infrastructures by setting up an access system that is secure, monitored and effective.

The Information Systems Department defines the policies for managing the operations, security and coherency of the information systems installed.

Procurement

The Procurement function's operations are based on a procurement policy focusing on seven key goals:

- Improve control over the Company's external spending.
- Drive down global costs, factoring in spending linked to sourcing for logistics, maintenance, inventories, etc.
- Continuously optimise the supplier panel.
- Separate the functions of orderer, buyer and supplier in order to optimise the definition of requirements and ensure compliance with the code of ethics for purchases.
- Systematically draw up contracts with suppliers to secure the relationship and manage risks effectively.
- Guarantee the compliance of the goods and services purchased by putting suppliers under the supervision of the panel based on Quality Assurance processes.
- Make the Procurement function more professional and manage skills.

Human resources

The human resources process covers the management of recruitment, skills, development and internal mobility as well as labour relations with both ground staff and flight crew.

It is based on procedures for the hiring, training and development of staff in addition to a compensation policy.

The dialogue between trade unions and employers is reflected in a policy of drawing up contracts with the labour-management partners.

The agreement for making progress together concerning ground staff will be in force until 2005; the collective agreement for cabin crew runs from 2003 to 2008; the collective agreement for flight deck crew covers the period from 2003 to 2005; furthermore, a medium-haul service level agreement was recently concluded with cabin crew representatives.

5. Internal control project

As indicated at the beginning of the second chapter in this report, the Company has set up a taskforce to oversee the project on internal control; its mission is to conduct an analysis based on external advice and propose a development plan in conjunction with each of the entities, with particular emphasis on monitoring significant risks.

This process takes into account the new legal context in which Air France is operating and chiefly the creation of the Air France-KLM Group and its listing in the United States.

Statutory Auditors' report

Statutory auditors' report, prepared in accordance with article L. 225-235 of the Commercial Code, on the report prepared by the President of the Board of Air France S.A. on the internal control procedures relating to the preparation and processing of financial and accounting information

To the shareholders,

In our capacity as statutory auditors of Air France S.A. and in accordance with article L. 225-235 of the Commercial Code, we report to you on the report prepared by the President of your company in accordance with article L. 225-37 of the Commercial Code for the year ended March 31, 2004.
Under the responsibility of the board, it is for management to determine and implement appropriate and effective internal control procedures. It is for the President to give an account, in his report, notably of the conditions in which the duties of the board of directors are prepared and organized and the internal control procedures in place within the company.
It is our responsibility to report to you our observations on the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.
We performed our procedures in accordance with professional guidelines applicable in France. These guidelines require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of our procedures, we have no matters to report in connection with the information given on the internal control procedures of the Company relating to the preparation and processing of financial and accounting information, contained in the President of the board's report, prepared in accordance with article L. 225-37 of the Commercial Code.

Paris La Défense and Neuilly-sur-Seine, 22 July 2004

The Statutory Auditors

KPMG Audit
Department of KPMG S.A.

Jean-Paul Vellutini
Partner

Jean-Luc Decornoy
Partner

Deloitte Touche Tohmatsu - Audit

Pascal Pincemin
Partner

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Risk factors and risk management

Risks linked to the air transport industry

Risks linked to the cyclical and seasonal character of the air transport industry

The Group's activities are sensitive to local, regional and international economic conditions. Periods of sluggish economic activity are likely to affect demand for transport, both for tourism and for business travel, and have an impact on financial results. Furthermore, during such periods, the Group may have to accept the delivery of new aircraft or may be unable to sell off unused aircraft on acceptable financial terms.

Risks linked to changes in international, regional or national regulations and legislation

The Group's activities are highly regulated, notably with regard to traffic rights, pricing policies, operating standards (with the most important concerning security, aircraft noise, airport access and the allocation of timeslots).

Additional laws and regulations and tax increases (aeronautical and airport) could lead to an increase in operating expenses or reduce the Group's revenues.

The ability of transporters to operate international lines is likely to be modified by amendments to agreements between governments. As such, future laws or regulations could have a negative impact on the Group's activity.

Risks linked to terrorist attacks, threats of attacks, geopolitical instability, epidemics or threats of epidemics

The attacks on 11 September 2001 in the United States have had a major impact on the air transport sector. Airlines have seen falling revenues and rising costs linked notably to the fall in demand, to insurance and to security. Certain aircraft have also seen their value drop. The SARS phenomenon resulted in a sharp fall in air traffic and revenues in Asia. Any future attack, threat of an attack, military action, epidemic or perception that an epidemic could occur, could have a negative impact on the Group's passenger traffic.

Risks linked to the Group's activity

Risks linked to the integration of the activities of Air France and KLM

The business combination and the synergies that it is expected to generate require the integration of two major, complex businesses that are currently run separately.

By integrating their activities, Air France and KLM plan to increase the capacity of the Air France-KLM Group to fulfil customer demand while increasing profitability through a reduction in costs, factoring in the restructuring plans announced, and an increase in revenues. The Air France-KLM Group may encounter difficulties in the integration of these activities and may not be able to meet all the objectives set.

Risks linked to competition from other air and rail transport operators

The air transport industry is highly competitive. The deregulation of the European market on 1 April 1997 and competition between transporters have led to a reduction in prices and an increase in the number of competitors.

As regards the short and medium-haul business, for flights to and from France, the Netherlands and other European countries, the Group is in competition with alternative means of transport. More specifically, the high-speed TGV train system in France is competing directly with Air France for transport between Paris and the main French cities, which are the markets covered by the Air France Shuttle service. Air France and KLM's flights to London are in direct competition with the Eurostar train service. An enlargement of the high-speed train networks in Europe is likely to have a negative impact on the activity and economic results of the Group.

Risks linked to changes in commercial alliances

The maintenance and development of strategic relations and alliances with partner companies will be critical for the Group's activity. Air France and KLM are members of the SkyTeam alliance, which is made up of Aeromexico, Alitalia, CSA Czech Airlines, Continental, Delta Airlines, Korean Air and Northwest. The success of this alliance depends in part on the strategies pursued by the various partners, over which Air France and KLM have a limited level of control. The lack of development of an alliance or the decision by certain members not to fully participate in or to withdraw from the alliance could have a negative impact on the activity and financial position of the Group.

Risks linked to financing

Air France and KLM have been able to finance their capital requirements by securing loans against their aircraft, which represented attractive collateral for lenders. This may not be the case in the future. Any prolonged obstacle preventing the raising of capital would reduce the Group's borrowing capabilities and any difficulty finding financing under acceptable conditions could have a negative impact on its activity and economic results.

Risks linked to personnel costs and the negotiation of collective agreements

Personnel costs account for around 30% of operating expenses. As such, the level of salaries has an impact on operating results. The profitability of the Group could be affected if the Group was unable to conclude collective agreements under satisfactory conditions.

Risks linked to labour relations conflicts

Air France has experienced periods of strikes, notably in 1998 and prior to the conclusion of a new agreement with pilots in June 2003. Any further strike or cause for work to be stopped could have a negative impact on the Group's activity and its economic results.

Risks linked to the use of third-party services

The Group's activities are dependent on services provided by third parties, such as air traffic controllers and public security officers. Furthermore, the Group uses sub-contractors over which it does not have any direct control. Any interruption in the activities of these third parties as a result of a series of strikes or any increase in taxes or service prices could have a negative impact on the Group's activity or economic results.

Following the collapse of part of the ceiling in the departure hall in Terminal E and its subsequent closure, Air France was obliged to reorganise its programme using the various terminals that it leases at CDG from Aéroports de Paris. The prolonged closure of Terminal E, despite the compensation that Air France may obtain from Aéroports de Paris, could have a negative impact on the Group's activity and economic results.

Risk management

Market risks

In order to assess and manage market risks, Air France has set up a Treasury Department of 11 staff, which reports directly to the Chief Financial Officer.

The treasurer manages a front-office of two employees (interest and exchange rates), a back-office of five employees (one manager and four staff) and three other managers in charge of credit cards, debt monitoring, banking conditions and relations with Air France's offices abroad. The Group's cash position is monitored daily and monthly, with the Treasury Department drawing up a comprehensive report detailing, among other things, the Company's interest rate and foreign exchange positions, the portfolio of hedging operations, a summary of investments and financing per currency and a statement monitoring counterparty limits. This report, which also includes forecasts on cash available for the current year, is submitted to the Finance Department. Regular meetings are held with executive management to review interest rate and foreign exchange positions. Hedging decisions are taken during these meetings (hedging amounts, instruments, etc.) and implemented by the Treasury Department in accordance with the procedures governing the delegation of powers.

Hedges are set up with a view to safeguarding the margins budgeted for, using futures, swaps and options. The latter are intended to reduce Air France's exposure to risks. Speculative instruments are not authorised.

The Treasury Department uses the Reuters Cashflow information system.

Foreign exchange risk

Due to the nature of its activities, the Group is exposed to foreign exchange risks on its operations and investments.

As far as its operations are concerned, the Group generates 65% of its revenues in euros, 21% in US dollars, 4% in Japanese yen, 3% in pounds sterling, 1% in Swiss francs and 6% in other currencies. In addition to these revenues, the Company has purchases and external expenses, with approximately 55% denominated in euros and 40% in dollars. Consequently, the Air France Group has implemented a hedging policy covering its residual exposure:

- Dollar: systematic hedging of approximately 30% of net exposure at the beginning of the year - this percentage can be increased depending on market opportunities.
- Other currencies: hedging of 30 to 40% of expected revenues over two to three years depending on market opportunities.

In 2003, in light of the historically low level of the dollar against the euro, a major hedging programme was launched. At 31 March 2004, 1.32 billion dollars had been purchased in order to partially hedge aeronautical investments over the next four years.

Despite this hedging policy, not all the exchange rate risks are covered, notably in the event of a major devaluation of a currency.

Interest rate risk

The Air France Group's long-term borrowings are primarily linked to aircraft investments, with an average term of 5.5 years. The historically low level of fixed rates led the Group to swap part of its floating-rate debt for fixed rates. Net debt after cash investments in monetary UCITS stood at 2.97 billion euros, with 65% fixed rate and 35% floating rate.

Since the events of 11 September 2001, the cash balance has been invested in very short-term liquid instruments, such as monetary UCITS, commercial paper and/or A1/P1-rated certificates of deposit. This interest rate risk policy does not cover all risks, notably a sharp rise or fall in rates.

Given the net exposure to floating-rate interest, a 1% increase in interest rates over 12 months would generate a 7.5% increase in financial expenses, which totalled 150 million euros in the 2003-04 financial year, including capitalised interim interest.

Equity risk

When the Group makes use of financial investments to manage its cash position, with the acquisition of UCITS or equivalent instruments, it systematically gives preference to short-term monetary instruments in order to minimise the corresponding risk. As such, it is not exposed to an equity risk.

Furthermore, at 31 March 2004, Air France held a portfolio of shares issued by listed companies for a net total of 71.1 million euros. An overall fall of 1% would represent a risk of 0.7 million euros.

Commodity risk - fuel prices

Aircraft fuel represents the second-biggest operating expense of the Air France Group after personnel costs: over the last two years, the Group purchased 5.9 million cubic metres per year, at a total cost of around 1.3 billion euros.

In order to limit the impact of any fluctuations in oil prices, the Air France Group has set up a price hedging policy, structured around Brent IPE and gas oil IPE. This policy is implemented by a seven-strong team headed by the Procurement Director, and decided during regular meetings chaired by the Chief Executive Officer and attended by the Chief Financial Officer. The dollar risk is managed by the Treasury Department (see above).

Based on a systematic intervention policy, the minimum hedging level is 45% of estimated consumption on a 24-month sliding basis:

- 60% minimum over 12 months,
- 45% minimum over 13 to 15 months,
- 30% maximum over 16 to 24 months.

The main hedging instruments used are swaps and options. The quality of counterparties is verified by the Finance Department. A weekly report is submitted to the executive management team.

Liquidity risk

In July 2001, Air France and a pool of 15 international banks signed a 5-year syndicated loan agreement for one billion euros, available in full on 31 March 2004, and in August 2003 the Company signed a 125 million euro loan with a bank.

These loans are accompanied by the obligation to comply with certain financial cost-coverage and non-pledged asset ratios. These ratios are calculated every six months, and the Company had complied with them as at 31 March 2004.

Insurance and risk coverage

Insurance risk

In connection with its air transport activities, Air France has taken out an airline insurance policy on behalf of itself and its French and European airline subsidiaries, covering damage to aircraft, liability in relation to passengers and general liability to third parties.

In accordance with French legislation, this policy has been taken out with a leading French underwriter – Réunion Aérienne – and coinsurers, including the French insurers AXA and AFA, and an international reinsurance company.

The policy covers the civil liability of the Air France Group up to 1.5 billion dollars. The Company and its French subsidiaries have also taken out an additional civil liability policy for 500 million dollars, as well as specific cover against terrorist acts for damage caused to third parties for up to 1 billion dollars.

Lastly, in line with its risk management and financing policy to improve the protection for its activities, employees and assets, Air France has taken out a number of policies to insure its industrial sites, equipment pool and other activities relating to the air transport business, with different levels of coverage depending on the guarantees available on the market and on the quantification of risks that can reasonably be anticipated.

Air France has also taken out a number of specific or local policies to comply with the regulations in force in the countries in which it has a representative office.

After the World Trade Center tragedy, airline premiums increased significantly, notably to cover terrorism and related risks, generating an additional cost of 1.95 dollars per passenger transported. The renewals of insurance policies on 1 December 2002 enabled a reduction in these premiums by incorporating part of this additional cost into the global premium.

Unfair competition risks between EU and US airlines

Following the events of 11 September 2001, all states took measures to help airlines supplement their cover for damage caused to third parties on the ground in the event of terrorist acts, with such coverage capped by the insurance market at a uniform amount of 50 million dollars. This additional coverage was granted in Europe in return for premiums paid by operators.

European states terminated these measures at the end of 2002 and European airlines were required to take out additional policies on the insurance market at high costs. The United States, however, passed legislation to allow federal authorities to maintain State guarantees in favour of US airlines covering damage caused to third parties on the ground, passengers, crew and aircraft, at costs that are significantly lower than those borne by European airlines.

Added to the substantial subsidies received from the US federal authorities following the events of 11 September 2001, the reduced insurance costs paid by US air transport companies are likely to offer these companies a significant competitive advantage over their European competitors, particularly on North Atlantic routes.

Risk of loss of flight slots

Due to the saturation at major European airports, all air carriers must obtain flight slots, which are allocated in accordance with the terms and conditions defined in Regulation 95/93 issued by the Council of Ministers on 18 January 1993.

Pursuant to this regulation, the series of flight slots held by each air carrier must be used up to at least 80% during the period for which they are allocated. Failing this, all the slots will be lost by this carrier and transferred into a "pool".

The regulation does not provide for an exemption for situations in which, due to a dramatic drop in traffic caused by exceptional events, air transport companies are required to reduce activity levels substantially and do not use their flight slots at the required 80% level during the period in question.

Like many other European airlines, Air France had to scale down its capacity following the outbreak of hostilities in Iraq and, as a result, on a temporary basis no longer used certain flight slots at its airport platforms.

After the terrorist attacks on 11 September 2001, airlines had been faced with a similar risk of losing time slots.

As such, the European Community decided to amend Regulation 95/93 in order to temporarily suspend the rule governing the loss of unused flight slots (Regulation 894/2002 of 27 May 2002). The same approach was adopted for the conflict in Iraq and the SARS epidemic (Regulation 1554/2003 of 22 July 2003).

Financial results



Changes in Group structure

In the year ended 31 March 2004, the Air France Group comprised 90 companies, with 70 fully consolidated, 3 proportionally consolidated and 17 consolidated based on the equity method.
Over the 2003/04 financial year, 22 companies were created, including 18 within the Uileag Holding Company Ltd group in connection with the operation to securitise aeronautical assets finalised in July 2003. The Servair Group set up two new companies – Prestair and Aéroform – specialising respectively in catering for low-cost airlines and training for airport assistance staff. Fréquence Plus Services contributed to the creation of FPSEA and Team Trackers to run call centres handling customer complaints on a remote basis notably with regard to baggage disputes.

Air France also acquired 15,122 Servair securities that had previously been held by CDR Participations. Air France now has a 94.5% interest in Servair. This additional purchase of shares has not had a significant impact on the consolidated financial statements at 31 March 2004.

Change in accounting method

The French National Accounting Board issued a recommendation on 1 April 2003, which excludes long-service awards from the scope of rules governing pensions, thereby associating them with Regulation 2000-06 on liabilities. As such, all companies must book a provision in their individual and consolidated financial statements corresponding to the likely cost of these payments as of 1 January 2004, with early application recommended. These changes in legislation constitute a change of accounting method. At the start of the financial period, the impact of this change in the accounting method was estimated at 4 million euros and booked as retained earnings.
During the previous financial year, the Group adopted the component-based approach for the recognition of large-scale maintenance operations on airframes and engines.

Air France's consolidated results

The air transport activity was primarily marked over the first half of the year by the crisis linked to the SARS epidemic that hit traffic to and from Asia. The sluggish European economy and the fallout from the war in Iraq also adversely affected business. In France, the strikes by air traffic controllers linked to reforms to the pensions systems and the organisation of the Paris airspace also had a negative impact on our results. The Air France Group generated 12.34 billion euros in revenues compared with 12.69 billion euros the previous year, down 2.8%. Operating income before aircraft disposals totalled 132 million euros compared with 162 million euros the previous year. Net profit amounted to 93 million euros compared with 120 million euros the previous year, representing a reduction of 22.5%.
Revenues for the Group's three main businesses (passenger, cargo and maintenance) are reviewed in the Activity section of this report. This section focuses on "other" revenues, which came out at 157 million euros up 11.3% from the 141 million recorded the previous year. "Other" revenues concern solely the catering activity of the Servair group. Servair's third-party revenues were up compared with the previous financial year, reflecting the company's responsiveness, which enabled it to win over new customers, primarily on the Roissy CDG hub (Servair's main activity base) and on airports serving French overseas territories.

Gross operating income before aircraft operating lease charges (EBITDAR) came to 1.78 billion euros over the year, compared with 1.99 billion euros for the year ended 31 March 2003, down 10.8%.

Gross operating income came to 1.32 billion euros for the year, down from 1.47 billion euros for the previous financial year. Air France contributed 1.20 billion euros to consolidated gross operating income, down 13.1% on the previous financial year (1.38 billion euros). The regional air transport subsidiaries contributed 71 million euros to consolidated gross operating income, compared with 42 million euros for the previous year, representing an increase of 29 million euros; this improvement is mainly due to Régional. The contribution of the other subsidiaries was stable compared with the previous financial year at 51 million euros.

Operating expenses (external expenses, personnel costs, taxes and duties, depreciation, amortisation and provisions, other operating income and expenses) decreased by 2.6% versus the previous financial year (12.21 billion euros down from 12.53 billion euros).

External expenses totalled 6.75 billion euros over the year compared with 7.17 billion euros the previous year, down 5.9% at Group level. This effective management of external expenses reflects moves to strengthen control over costs, which required the implementation of a new series of short-term measures over the second half of the year, and the continued rollout of measures to address the crisis (MAC plan) as implemented since the beginning of the conflict in Iraq.

In the previous financial year, Air France received compensation from the French State (authorised by the European Commission in Brussels) in respect of additional insurance costs and new safety measures adopted for 18 million euros.

in millions of euros

Year ended 31 March	2004	2003	Change
Aircraft fuel	1,302	1,369	-4.9%
Chartering costs	414	415	-0.2%
Aircraft operating lease charges	458	522	-12.3%
Landing fees and en route charges	913	934	-2.2%
Catering	296	319	-7.2%
Handling charges and other operating costs	756	768	-1.6%
Aircraft maintenance costs	381	477	-20.1%
Commercial and distribution costs	1,051	1,157	-9.2%
Other expenses	1,183	1,213	-2.5%
Total	**6,754**	**7,174**	**-5.9%**

Aircraft fuel costs fell 67 million euros (-4.9%) compared with the year ended 31 March 2003, thanks to the drop in the dollar and the hedging policy implemented by Air France, despite the surge in oil prices over the year. Consumption remained more or less stable. US dollar exchange rate fluctuations had a favorable impact of 15.7% and the price effect after hedging came out at +10.5%. In light of the uncertainty weighing heavily over oil markets, Air France continued rolling out its hedging policy aiming to cover approximately 70% of fuel expenses for the next twelve months.

Chartering costs were stable over the year (414 million euros compared with 415 million euros for the year ended 31 March 2003). It is interesting to note two different effects: on the one hand, an increase in block seat purchases at Air France further to the conclusion of a new series of agreements, primarily with Air Calédonie International (Tokyo-Nouméa and Osaka-Nouméa), Air Austral (Paris-Reunion), Korean Air (Paris–Seoul), Japan Airlines (Paris-Tokyo and Paris-Osaka), and at Britair with ATR aircraft chartered from Airlinair to incorporate a certain number of lines that had previously been served by Air Lib (Paris-Metz, Paris-Lannion, Paris-Annecy); and on the other, a reduction in chartering at Régional and the almost total disappearance of one-off chartering operations at Air France, reflecting an improvement in operating conditions.

Aircraft operating lease charges decreased considerably (-12.3%) over the year, falling to 458 million euros (522 million euros in 2002-03). This is linked primarily to the fall in the US dollar (-15.7% from the corresponding prior period). Over the year, Air France had an average of 96 aircraft under operating lease (36 on long-haul and 60 on medium-haul), up from 94 the previous year (32 in long-haul and 62 in medium-haul). At 31 March 2004, the Group had 168 aircraft under operating leases: 94 at Air France (39 long-haul and 55 medium-haul) and 74 at regional subsidiaries.

Landing fees and en route charges were down 2.2% (913 million euros for the current financial year compared with 934 million euros in the previous year), reflecting the fall in the dollar and the airport taxes paid by companies for connecting passengers up until last year.

Catering expenses were down 7.2% to 296 million euros compared with 319 million euros in 2002-03, reflecting the impact of the downturn in business and the cost reduction programme targeting this item (in particular the double-carry policy on European flights).

Handling charges and other operating costs totalled 756 million euros for the current financial year, down slightly (-1.6%) compared with the previous financial year (768 million euros). These costs were kept down despite the increases in capacity carried out over the year (notably, the opening of Terminal E at Roissy CDG in June 2003) thanks to a major reduction in the cost of commercial incidents due to improved operations and no further problems encountered for security companies, which held strikes at the Paris hubs during the summer of 2002.

Aircraft maintenance costs came to 381 million euros, down 20.1% on the previous financial year (477 million euros) in line with the slowdown in activity seen in this sector worldwide combined with the fall of the US dollar and the phasing out of the Concorde activity.

Commercial and distribution costs decreased 9.2% (1.05 billion euros in 2003-04 versus 1.16 billion euros in 2002-03), as a result of a drop in commissions paid to travel agencies (base rates were decreased or even eliminated in many countries), and the decision to significantly scale down advertising campaigns in light of the international geopolitical and economic context.

Other expenses also fell over the year, down 2.5% (1.18 billion euros for the current financial year compared with 1.21 billion euros the previous year), primarily due to the reduction in insurance premiums paid after 2002 which had been marked by a sharp rise in insurance premiums (+59.3% for the parent company). Safety-related costs (+54 million euros for the parent company) are on the rise, given that the Group benefited from compensation from the French state last year (10.1 million euros for the period from April to August 2003)*. Changes in other items, and more specifically professional fees, were kept under control.

Personnel costs came to a total of 4.08 billion euros over the year compared with 3.86 billion for the year ended 31 March 2003, representing an increase of 5.8%. The ratio of personnel costs to revenues worsened, coming out at 33.0% compared with 30.4% the previous year. This change was partly linked to the downturn in revenues, reflecting the highly negative impact of exchange rate fluctuations (the currency part of personnel costs is very small). The increase in personnel costs factors in the impacts of the collective agreement concluded with flight deck crew in 2003 combined with the delayed effect of the agreement signed in 2002 with cabin crew, as well as the sharp rise in social security contributions driven by lower subsidies related to the adjustment of the working week in France (21 million for the parent company alone) and the capping of the basic salary for flight crew members. The workforce saw a slight increase, up 0.2% notably with regard to the parent company (+0.1% for an increase in activity measured in equivalent available seat kilometres of +2.3%). Over the year, the threshold for profit-sharing at the parent company was reached, with a total of 4.6 million euros to be paid out under this system (no profit-sharing bonuses were paid out in 2002-03). However, the threshold for incentive payments was not reached.

Taxes and duties other than income tax, which mainly consist of the business tax charge (43% of the total), remained stable from one year to the next (186 million euros over the year compared with 187 million euros for the year ended 31 March 2003).

Depreciation and amortisation charges totalled 1.18 billion euros for the year, down 11 million euros (– 0.9%) on the previous year (1.19 billion euros). This decrease primarily reflects the reduction in the number of company-owned aircraft acquired over the year, further to the Group's decision to focus on acquiring aircraft on operating leases in a year marked by a great deal of uncertainty, and the sale and lease-back operations on a number of aircraft (one B737-300, one A330, one A320, one B777-200 and three 747-400).

Net changes to operating provisions came to 46 million euros compared with 115 million euros for the year ended 31 March 2003. This major reduction is mainly due to the charges to provisions over the past year, representing 59 million euros on the assets of Air France at 31 March 2003 relative to Concorde, whose commercial flights were stopped from 1 June 2003. Releases were also booked on provisions following work carried out on aircraft held under operating leases or more favourable conditions governing the restitution of aircraft than initially forecast.

Aircraft disposals totalled 7 million euros over the year, down from 30 million euros in 2002-03. Disposals during the year concerned one Airbus A320, one Boeing 737, one Airbus A330, one Boeing 777-200 and three Boeing 747-400 for the parent company, and one ATR 72, one Beech 1900 and one CRJ 100 for the regional companies (compensation insurance on this last aircraft which was involved in an accident in Brest).

Other income and charges came to a total of 44 million euros (compared with 2 million euros the previous year). This result primarily includes income from the joint operation of passenger and cargo services for 5 million euros (also 5 million euros in 2002-03), 7 million euros in spending on IT fees (8 million euros for the previous financial year), income linked to financial compensation received for slot swaps at London's Heathrow Airport for a total of 50 million euros, net losses on real estate reforms and aeronautical spares for 2 million euros, and 2 million euros in other charges.

Operating income came to a total of 139 million euros for the year ended 31 March 2004, down 27.6% on the previous year, representing 1.1% of revenues. Air France contributed 108 million euros to consolidated operating income, while regional subsidiaries improved their contribution, up from 6 to 18 million euros.

An analysis by sector shows that passenger activities contributed 67 million euros to operating income, compared with 101 million euros last year. Cargo activities, affected by the global economic crisis, contributed some 15 million euros to operating income, down compared with last year (48 million euros). Lastly, the maintenance sector maintained its strong performance, contributing 50 million euros to operating income compared with 67 million euros the previous year. The balance, i.e. a positive contribution of 7 million euros (versus a negative contribution of 24 million euros the previous year), primarily consists of proceeds from aircraft disposals and the results of other Group activities. The downturn seen over the past year was due to the inclusion of 59 million euros in provisions on this item further to the decision to phase out Concorde.

In millions of euros

Year ended 31 March	2004			2003		
	Revenues	Operating Income	Tangible Assets	Revenues	Operating Income	Tangible Assets
Passenger activities	10,260	67	6,688	10,527	101	6,978
Cargo activities	1,412	15	371	1,479	48	508
Maintenance	508	50	759	540	67	580
Other	157	7	88	141	(24)	96
Total	**12,337**	**139**	**7,906**	**12,687**	**192**	**8,162**

Restructuring costs (22 million euros) correspond primarily to the second progressive early retirement plan (PRP) rolled out at Air France. Signed in 2003-04, this plan provides for the departure of 1,000 beneficiaries on PRP and will enable the recruitment of 500 replacement employees. This plan, offered to full-time employees over 55, is based on an adjustment of working time for employees throughout the PRP with an average working time of 50%. During this time, employees receive 80% of their initial salary, with 50% covered by Air France and 30% paid by the national employment fund (FNE). Air France contributes to the financing of the FNE and pays higher contributions into the supplementary pensions funds for the duration of the PRP. The previous year, restructuring costs came out at 13 million euros, primarily reflecting the closure of cabin crew operations for Nouméa, following the Company's decision to stop operating lines between New Caledonia and Japan with its own resources.

Net financial charges came to a total of 60 million euros for the 2003-04 financial year, up 29.4% on the previous year. Net financial expenses (101 million euros) are down year-on-year (-10 million euros), reflecting the reduction in interest rates seen over the course of the year combined with operations to pay back high-interest borrowings. Foreign exchange gains totalled 35 million euros, although this item was even higher in 2002-03 at 62 million euros. This situation reflects the revaluation of the euro, which continued to rise against both the US dollar and the Japanese yen over the period, enabling to generate significant unrealised gains on the Company's debt in these two currencies. A release of 6 million euros was booked for net charges to financial provisions (compared with a net charge of 36 million euros for the year ended 31 March 2003). This item is primarily made up of an almost total release of the charge that had been booked the previous year on Air France treasury stock in order to factor in the discount between average share prices and average purchase prices on such shares held by Air France in connection with stock option schemes for pilots. Similarly, further to the resolution of a legal dispute with the German tax authorities (concerning the sale of Amadeus KG securities to Amadeus GTD), a release was booked on the provisions for late-payment interest that had been recorded (8 million euros). In addition, a 26 million euro provision was booked in 2003 on the securities of Opodo (online travel agent) due to the delay seen with the development of this structure, whose capital is split between nine airlines, which continued to record major losses in 2003.

Gains on disposals of subsidiaries and affiliates over the year (5 million euros) correspond primarily to the sale of HLM Immobilière 3F securities held by Air France. For the year ended 31 March 2003, the majority of such gains were generated on the disposal of SITA Telecom securities (4 million euros).

Consolidated pre-tax income totalled 62 million euros, down 37% from 98 million euros the previous year.

The **share in net income of equity affiliates** came to 53 million euros for the year (versus 29 million euros last year) and is mainly attributable to Air France's 23.4% stake in Amadeus GTD.

Goodwill amortisation (15 million euros) has remained stable from one year to the next, since the Group has not seen any significant changes.

The **tax charge** totalled two million euros over the year, further to Air France's decision to opt for tax consolidation as of 1 April 2002. The scope of consolidation primarily includes the parent company, Air France Finance and the French regional airlines. For the year ended 31 March 2004, the Group recorded a 30 million euro net gain linked to the resolution of the tax dispute with the German authorities on the disposal of Amadeus KG securities. A compromise was reached by the joint Franco-German commission, with the German tax authorities agreeing to cut their demand to 50% of the tax initially claimed and cancel all interest due for late payments charged to Air France. Last year, this item represented a tax credit of 13 million euros.

Net income after minority interests came to a total of 93 million euros compared with 120 million euros the previous year, representing a decrease of 22.5% year-on-year.

These results illustrate how the international crisis, the war in Iraq and the health crisis in Asia have seriously affected the Group. Nevertheless, it managed to record net operating income and profit for the seventh year running.

Subsidiary results

The activities of the subsidiaries of Air France or Air France Finance, which is 100% owned by Air France, focus on four complementary areas of the air transport industry:

- catering with the Servair Group,
- commercial IT with a 23.4% interest in the Amadeus Global Travel Distribution Group and majority stakes in Amadeus France and Amadeus France services,
- aircraft maintenance with CRMA,
- regional air transport with the three companies: Britair, Cityjet and Régional Compagnie Aérienne Européenne.

In the financial year ended 31 March 2004, the contribution of the main subsidiaries or sub-groups to consolidated revenues and net income was as follows:

In millions of euros

	Revenues	**Operating income**	**Net income[1]**
Servair Group	157.0	0.4	-4.2
Amadeus	95.6	13.5	57.3
Régional CAE	367.3	-8.3	-22.7
Brit Air	310.5	17.7	8.6
City Jet	163.9	8.3	6.0

(1) Contribution to the results of the consolidated Group before deduction of minority interests and excluding goodwill

Air France Group capital expenditure and financing



Capital expenditure on tangible and intangible assets and acquisitions of subsidiaries and affiliates totalled 1.28 billion euros, down 12.1% on the previous year (1.46 billion euros).

In terms of **acquisitions of subsidiaries and affiliates,** investments in 2003-04 primarily concerned the acquisition of additional Servair securities (for 6 million euros) and the subscription for the new round of fundraising by Opodo (for 4 million euros). Investments for the year ended 31 March 2003 corresponded to the acquisition of a 2% interest in Alitalia (which had acquired a 2% stake in Air France) for 23 million euros and the continued investment in Opodo for 21 million euros.

Capital expenditure on **tangible assets** included the delivery of five Airbus A 318, one A 320-200, two Airbus A 330 for the Group, and two Embraer 145 and two CRJ 700 for the regional companies, as well as further down payments on future acquisitions scheduled in the fleet programme for coming years (Airbus A318, A319, A320, A321, A330 and A380, in addition to B777-300 and B747-400ER Cargo).

Ground investments included the delivery of the Blagnac factory, which entered into service in February 2004 (it has just replaced the Toulouse Montaudran establishment), continued work on the G1XL freight terminal at Roissy CDG, the work carried out on Hall E in Terminal 2, which was inaugurated in June 2003, work on the Nuie building, a new factory in Villeneuve-le-Roi (where the equipment division is due to be transferred), the development of the Commercial France site in Montreuil and continued research and work on the new flight crew site at Roissypôle. The other major ground investments concerned two B777 and A320 simulators and the acquisition of software and IT equipment.

Disposals of subsidiaries and affiliates (24 million euros) and sales of tangible and intangible assets (391 million euros versus 357 million euros in 2002-03), include Group sales of affiliates and aircraft detailed in the sections on "Aircraft disposals" and "Gains on disposals of subsidiaries and affiliates" above. Furthermore, the figure booked for disposals of subsidiaries and affiliates includes 8 million euros in capital paid back by AFPL and the disposal of 8 million euros of Air France treasury stock.

Dividends received (15 million) primarily concern Amadeus GTD (7 million euros) and various other non-consolidated subsidiaries.

Overall, cash flow relating to investing activities totalled 849 million euros compared with 1,074 million in 2002-03, representing a decrease of 20.9%.

The balance of cash flow for investments (-849 million euros) was largely covered by cash flow from operating activities (141%), which came to 1.20 billion. This coverage of net capital expenditure by cash flow from operations enabled the Group to reduce its level of net debt. In this way, despite three years of major crises in the air transport industry, the Air France Group's net debt was down from 2.86 billion euros in March 2003 to 2.53 billion in March 2004. The net debt/equity ratio was also down: 71% at the end of March 2003 compared with 62% at the end of March 2004.

Air France continued rolling out its active policy in the financing market in order to reimburse debt maturing in the year ended 31 March 2004 and support its programme of investments.

Debt reimbursement came to a total of 497 million euros, primarily comprising:
- 345 million euros in short and long-term debt, including 164 million euros in connection with the last payment on bonds redeemed in June 2003,
- 152 million euros in capital-lease.

To meet its refinancing needs, the Air France Group raised 901 million euros over the year ended 31 March 2004.

The Group conducted a particularly wide range of operations over the year:

- A securitization operation for a total of 435 million euros (with 337 million euros in 2003-04 and 98 million euros corresponding to down payments on assets to be received in 2004-05). This is a complex operation, enabling Air France to access the capital market in a difficult context and harness an alternative source of financing for the years to come; this operation was well received by the market and awarded a prize by Jane's Transport Finance and Airfinance Journal;
- The refinancing of the headquarters on a finance lease;
- An unsecured syndicated loan from credit institutions;
- Financing secured by assets (mortgages) with commercial banks that are partners of the Company.

Overall, Air France rolled out a proactive refinancing policy against a backdrop that is still particularly sensitive in terms of the financial markets' receptiveness to the air transport sector. On the whole, the financing conditions were not affected by this environment and enabled Air France to keep the interest rate on its debt down below 4%.

The situation has improved for the Group in terms of liquidity: at the end of the financial year, the Group had 1.5 billion euros in marketable securities in addition to a one billion euro credit line, which is still available and has not been drawn down, and 245 million euros corresponding to other credit lines that have been set up.

Post balance sheet events and outlook



The beginning of the 2004-05 financial year was marked by two major events. The first concerns the successful completion of the business combination with KLM, paving the way for the creation of Europe's number one air transport group (see page 22). The second is the accident at Terminal E, which was inaugurated in June 2003.

On 23 May 2004, a section of the roof in the Terminal 2E departure lounge collapsed, killing four passengers. Inaugurated in June 2003, this terminal, with a capacity of nine million passengers per year, was together with Terminal 2F intended to group together the flights of Air France and its SkyTeam partners. The efforts made by Air France's teams in conjunction with Aéroports de Paris, which owned the building, made it possible to transfer the 92 flights operating out of this terminal to the other terminals and cover the summer programme. This accident, even if it is likely to affect the quality of the service targeted by Air France and incur additional costs, does not call into question the outlook for the 2004-05 financial year. Furthermore, the Company intends to open proceedings to obtain compensation for the damages suffered.

Three levels of priorities have been defined for the Air France-KLM Group for 2004-05.

Each company will continue rolling out programmes to bring its costs under tighter control. On 1 April 2004, Air France launched a new three-year savings plan, which aims to achieve a 6% improvement in unit costs within three years, by making 200 million in savings in 2004-05, 400 million the following year and 600 million the third year.

In the 2003-04 financial year, KLM began rolling out a three-year restructuring plan, which is being implemented in line with forecasts, with 200 million in savings achieved as at 31 March 2004.

The second priority is the development of synergies. The first actions are focusing on rationalising networks and optimising pricing policies, creating a "European cargo centre" and in the maintenance sector, on repatriating part of the outsourcing and reducing inventories. Combined, these first actions should be reflected in a 65-75 million euro improvement in the Air France-KLM Group's results for the 2004-05 financial year.

Lastly, the third priority is to develop the SkyTeam alliance with the inclusion of KLM, Northwest and Continental as well as other potential partners.

For the current year, the Air France-KLM Group has retained the following assumptions:

- An average increase in capacity of 5% on the initial programme planned for 2003-04,
- Stable unit revenue,
- A euro/dollar exchange rate of 1.23 with hedging of 55% of net operating exposure,
- Taking account of additional fuel costs on the Air France and KLM networks, a reference oil price of 33 dollars per barrel,
- Just under 2 billion euros in investments, including 1.6 billion for Air France.

Implementation of International Financial Reporting Standards (IFRS) at the Air France Group



Regulation (EC) 1606/2002 issued by the European Parliament and Council on 19 July 2002 relative to the application of the international accounting standards (IAS regulation) harmonises the financial information to be published by companies listed for trading on a regulated market within the European Union, in order to ensure a high level of transparency and comparability for financial statements; the accounting standards concerned are known as the International Financial Reporting Standards (IFRS).

They concern the consolidated financial statements of companies, with Article 5 of Regulation 1606/2002 granting Member States the option to authorise or require listed European companies to apply the IAS adopted for their annual parent company financial statements. The provisions of Article 5 of the IAS regulation have not been incorporated into French accounting standards and, unless they change subsequently, Air France will have to continue applying the generally accepted accounting principles for France to its parent company financial statements published for 2005.

The Air France Group already has experience with IFRS and changes in accounting standards. In 1998-1999, it carried out work to bring its accounts into line with the "former IFRS" when the company went public (excluding the recording of convertible bonds and the publication of certain items of information as notes); this was followed in 2000-02 by monitoring the impact of the standards revised in 1999 and the new standards; in 2002-03 by the first analyses relative to the Group's financial information and issues relating to IAS 39; and lastly, in 2003-04, the establishment of a reconciliation with US GAAP standards and the publication of a Form 4 document filed with the SEC in connection with the business combination with KLM.

The Air France Group has launched a project to convert its consolidated financial statements to IFRS with a view to identifying the main differences in accounting methods by September 2004, and preparing the opening balance sheet at 1 April 2004 in line with these new standards in the second half of 2004 or at the beginning of 2005, according to the latest standards issued by the IASB and their approval by the European Community. Furthermore, over the last few years, the Air France Group chose to anticipate the application of certain IFRS provisions where they were compatible with French accounting standards. This was notably the case with the decision to adopt the component-based approach for recording tangible assets or valuing pension commitments.

In order to ensure the consistency of the accounting policies and their implementation within the Group, the IFRS conversion project is being carried out by a central team to coordinate the whole project for the parent company and its subsidiaries. The first "analysis" phase of the project is now underway, and aims to measure and simulate the main impacts and differences between the new standards and the practices currently in force within the Air France Group. It will be followed by a second phase to select options, draw up the IFRS manual in light of the decisions taken and identify the impacts on information systems. The third phase will involve distributing the manual of IFRS accounting principles within the Group, training all the staff involved in the conversion to IFRS, drawing up the opening IFRS balance sheet as at 1 April 2004, defining the specifications and implementing the changes on the information system.

Financial statements





Consolidated income statement



In EUR millions
Year ended March 31,

	Notes	2004	2003	2002
Operating revenues	4	**12,337**	**12,687**	**12,528**
External expenses	5	(6,754)	(7,174)	(7,466)
Salaries and related costs	6	(4,079)	(3,856)	(3,738)
Taxes other than income tax		(186)	(187)	(163)
Gross operating result		**1,318**	**1,470**	**1,161**
Charge to depreciation/amortization, net	7	(1,184)	(1,195)	(972)
Charge to operating provisions, net	7	(46)	(115)	(39)
Gain on disposal of flight equipment, net		7	30	78
Other operating income and charges, net	8	44	2	7
Operating income		**139**	**192**	**235**
Restructuring costs	9	(22)	(13)	(11)
Net financial charges	10	(60)	(85)	(112)
Gains on disposals of subsidiaries and affiliates, net	11	5	4	24
Pre-tax income (loss)		**62**	**98**	**136**
Share in net income of equity affiliates	16.1	53	29	31
Amortization of goodwill	14	(15)	(16)	(16)
Income (loss) before income tax and minority interests		**100**	**111**	**151**
Income tax	12	(2)	13	5
Income (loss) before minority interests		**98**	**124**	**156**
Minority interests		(5)	(4)	(3)
NET INCOME (LOSS)		**93**	**120**	**153**
Earnings (loss) per issued share		0.42	0.55	0.69
Earnings (loss) per share				
- basic	13	0.43	0.55	0.70
- diluted		0.43	0.55	0.70

The income statement for the 2001/2002 financial year does not take into account the component-based approach *(see Note 2.1)*.

Consolidated balance sheet

Assets

In EUR millions
At March 31,

	Notes	2004	2003	2002
Consolidation goodwill	14	95	112	125
Intangible fixed assets	14	149	171	190
Flight equipment	15	6,951	7,284	7,446
Other property and equipment	15	955	878	847
Investments in equity affiliates	16.1	336	316	303
Other investments	16	268	260	237
Total fixed assets		**8,754**	**9,021**	**9,148**
Inventory	17	151	220	266
Trade receivables	18	1,651	1,432	1,495
Income tax receivable	19	101	111	80
Other accounts receivable	18	494	592	712
Marketable securities	20	1,478	1,039	1,408
Cash		330	193	255
Total current assets		**4,205**	**3,587**	**4,216**
Total assets		**12,959**	**12,608**	**13,364**

Liabilities and stokholders' equity

In EUR millions
At March 31,

	Notes	2004	2003	2002
Common stock	21.1	1,868	1,868	1,868
Additional paid-in capital	21.5	261	261	261
Retained earnings (accumulated deficit)	21.6	1,942	1,862	1,813
Cumulative translation adjustment		(9)	3	19
Stockholders' equity		**4,062**	**3,994**	**3,961**
Minority interests		23	33	29
Stockholders' equity and minority interests		**4,085**	**4,027**	**3,990**
Provisions for liabilities and charges	22	1,039	1,095	937
Short and long-term debt and obligation under capital leases	23	4,380	4,147	4,616
Trade payables		1,226	1,375	1,525
Income tax liability	24	21	5	22
Advance ticket sales and loyalty program	25	1,008	901	1,024
Other payables	26	1,200	1,058	1,250
Total liabilities		**8,874**	**8,581**	**9,374**
Total liabilities and stockholders' equity		**12,959**	**12,608**	**13,364**

Consolidated Statements of Changes in Stockholders' Equity

In EUR millions Before allocation of income	Number of shares comprising common stock	Common stock (par value)	Add'l paid-in capital	Retained earnings	Treasury stock	Cumulative translation adjus- tement	Total stock- holders' equity	Minority interests	Total stockholders' equity and minority interests
March 31, 2001	**219,780,887**	**1,868**	**261**	**1,723**	**-**	**22**	**3,874**	**25**	**3,899**
Dividends paid				(61)			(61)	(5)	(66)
Offset of stock issue costs				(2)			(2)		(2)
Translation differences						(3)	(3)		(3)
Current year net income				153			153	3	156
Changes in scope of consolidation							-	6	6
March 31, 2002	**219,780,887**	**1,868**	**261**	**1,813**	**-**	**19**	**3,961**	**29**	**3,990**
Dividends paid				(28)			(28)	(2)	(30)
Treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies *(see Note 2.1)*				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income				120			120	4	124
Changes in scope of consolidation							-	3	3
March 31, 2003	**219,780,887**	**1,868**	**261**	**1,887**	**(25)**	**3**	**3,994**	**33**	**4,027**
Dividends paid				(17)			(17)	(3)	(20)
Treasury stock				1	7		8		8
Impact of changes in accounting policies *(see Note 2.1)*				(4)			(4)		(4)
Translation differences						(12)	(12)	(3)	(15)
Current year net income				93			93	5	98
Changes in scope of consolidation							-	(9)	(9)
March 31, 2004	**219,780,887**	**1,868**	**261**	**1,960**	**(18)**	**(9)**	**4,062**	**23**	**4,085**
Proposed dividends				17			17		

Consolidated statement of cash flows

In EUR millions
Year ended March 31

	Notes	2004	2003	2002
Gross operating result		1,318	1,470	1,161
Other income (expenses) received (paid)		(23)	(50)	(62)
Foreign exchange gains (losses)		3	(9)	(5)
Operating cash flows		***1,298***	***1,411***	***1,094***
Changes in working capital		54	(150)	97
Restructuring expenditure		(18)	(12)	(15)
Interest paid		(163)	(189)	(213)
Interest received		36	58	61
Income tax paid (received)		(6)	(3)	(7)
Cash flows from operating activities		**1,201**	**1,115**	**1,017**
Acquisitions of subsidiaries and affiliates	31.2	(10)	(46)	(27)
Purchase of tangible and intangible fixed assets		(1,269)	(1,410)	(1,448)
Disposals of subsidiaries and affiliates		24	8	59
Proceeds on disposal of tangible and intangible assets		391	357	454
Dividends received		15	17	7
Cash flows from investing activities		**(849)**	**(1,074)**	**(955)**
Issuance of common stock		-	5	1
New debts		901	834	884
Repayments of debts		(345)	(745)	(168)
Repayments of capital lease obligations		(152)	(508)	(157)
Net decrease (increase) in loans		(29)	(29)	(20)
Net decrease (increase) in short-term investments		35	62	201
Dividends paid		(24)	(34)	(66)
Cash flows from financing activities		**386**	**(415)**	**675**
Translation differences		**(5)**	**(1)**	**-**
Increase (decrease) in cash and cash equivalents		**733**	**(375)**	**737**
Opening cash and cash equivalents	31.1	672	1,047	310
Closing cash and cash equivalents	31.1	1,405	672	1,047

Notes to the financial statements

1. Business description

The terms "Air France company" and "Air France S.A." used hereafter refer to Air France, a public limited company (société anonyme) incorporated under French law, without its consolidated subsidiaries. The terms "the Company", "the Group" and "Air France" refer to Air France S.A. and its consolidated subsidiaries.

The Company is headquartered in France and is one of the world's leading airlines. The Company's core business is the air transport of passengers, with other activities including the air transport of cargo, aircraft maintenance and any other activity linked to air transport, principally catering.

2. Accounting policies

The consolidated financial statements of the Company are prepared in accordance with French accounting regulations applicable for the year ended March 31, 2004.

2.1 Change in accounting methods

The French National Accounting Board (Conseil National de la Comptabilité) issued a recommendation on April 1, 2003, excluding long-service awards (médailles du travail) from the scope of rules governing pensions, thereby associating them with Regulation 2000-06 on liabilities. As such, all companies are required to record a provision in their statutory and consolidated accounts corresponding to the expected payments as of January 1, 2004, with early application recommended. The impact of this first application is reflected in retained earnings for an amount net of tax, 4 million euros.

Note that the Company has adopted the component-based approach for recording large-scale maintenance operations on airframes and engines at March 31, 2003.
Until March 31, 2002, the Company accrued in advance for estimated costs of major airframe maintenance. Engines maintenance, including the change of parts with limited useful lives, was expensed as incurred.

In accordance with the CNC ("Conseil National de la Comptabilité") statements of July 25, 2002 and January 15, 2003 following the CRC ("Comité de la Réglementation Comptable") regulation on liabilities applicable to fiscal years as from January 1, 2002, and the regulation on the depreciation, amortization and write-down of assets applicable to fiscal years as from January 1, 2003, the Company (Air France and its air transport subsidiaries) adopted the component approach in its consolidated financial statements for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. This change in accounting principle also resulted in the recognition of provisions for restitution for aircraft and engines under operating leases. Consequently, the accrual for airframe maintenance was eliminated as of March 31, 2003 and the accrual recognized as of March 31, 2002 was reversed to retained earnings. The component approach consists of allocating a portion of the cost of the airframe to capitalized maintenance costs and amortizing them over the period between two maintenance operations. The retrospectively assessed impact of this change in method was recorded in retaining earnings at the beginning of the period. The impact of this change in method resulted in a decrease in stockholders' equity as of April 1, 2002 of 18 million euros and an increase in net income for the period of 13 million euros.

The Company was unable to assess the impact of the change in method on the financial statements for the period ended March 31, 2002 and, consequently, has not presented pro forma financial statements adjusted for the impact of the change in method on the prior period.

2.2 Change in estimate

In light of the studies carried out over the year focusing on the behavior of passengers that are members of the Fréquence Plus loyalty program and changes in this program, Air France adjusted the estimate for the corresponding debt. These changes in estimates had a positive impact of 23 million euros on earnings for the financial year ended March 31, 2004.

2.3 Consolidation principles

Companies under the Company's exclusive control are fully consolidated.
Companies jointly controlled by a limited number of parties including the Company are proportionally consolidated.
Companies over which the Company has significant influence in terms of management and finance policy are accounted for under the equity method ; significant influence in this case is deemed to exist where the Company holds 20% or more of voting rights.
Affiliates over which the Company no longer has significant influence are deconsolidated at the lower of their carrying value at the date of removal from the scope of consolidation and their fair value to the Company.

All intercompany transactions, including significant asset and liability transfers between fully-consolidated companies, are eliminated. The same treatment applies to internal Group items such as dividends and capital gains. Gains and losses on internal transfers between equity affiliates are eliminated up to the effective percentage interest of the Company in such affiliates.

The fiscal year of certain subsidiaries and affiliates, which are listed in note 34, ends on December 31. Those subsidiaries and affiliates are consolidated by the Company with a three-month lag with the exception of Amadeus G.T.D. There have been no significant transactions for such subsidiaries for the period from January 1, 2004 to March 31, 2004.

The consolidated income statement includes the income statements of all companies acquired during the year from the date of the acquisition. It also includes the income statements of companies disposed of during the year up to the date of disposal.

Minority interests
The portion of the earnings or losses of consolidated subsidiaries that represent ownership interests other than those of Air France (i.e. subsidiaries that are not wholly-owned) is reflected as a deduction from the determination of consolidated net income as minority interests.
The portion of the company's consolidated stockholders' equity that is attributable to outside owners of subsidiaries that are not wholly-owned is reflected in the consolidated balance sheets as minority interests.

2.4 Translation of financial statements of foreign operations

The financial statements of foreign entities, the activities of which are not an integral part of those of the reporting enterprise, are translated into Euros on the following basis:
The balance sheet is translated using the exchange rate prevailing at year-end, the income statement is translated at the average exchange rate for the year, translation differences resulting from differences between the opening and closing exchange rates, as well as between the closing rate and the average exchange rate for the year, are recorded as Translation differences within Consolidated stockholders' equity.
The financial statements of foreign operations, the activities of which are an integral part of the reporting enterprise, are translated into Euros at historical rates of exchange.

2.5 Foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the hedging rate.

Assets and liabilities denominated in foreign currencies are translated at the year-end rate or, where applicable, at the hedging rate. All corresponding differences are reflected in the income statement.

2.6 Exchange rate and interest rate financial instruments

The Company uses a number of financial instruments to limit its exposure to interest and exchange rate risks. These instruments are traded on organized markets or on an over-the-counter basis.
Gains and losses arising on financial instruments used for hedging purposes are recognized in symmetrical fashion to the items hedged.
Financial instruments used to hedge future transactions are certain or likely to materialize are considered hedging instruments.

2.7 Operating revenues

For air transportation transactions, revenues are recognized as and when transportation is completed. Transportation is also the trigger for the recognition of external charges such as commissions paid over to agents.
Upon issue, both passenger and cargo tickets are recorded as liabilities under "Advance tickets sales".

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income at the date the tickets are issued on a statistical basis that is regularly updated.

In connection with power by the hour maintenance operations on airframes and engines, operating revenues are recorded based on the flight time declared by the customer.
For maintenance contracts other than those described above, the company recognizes revenues using the percentage of completion method.

2.8 Frequent flyer program

The Company offers a frequent flyer loyalty program (Fréquence Plus) which enables members to accumulate air miles when travelling on Air France flights and certain airline partners. These air miles entitle members to a variety of benefits such as free Air France flights.
The probability of converting air miles into Award tickets is estimated according to a statistical method.
The value of air miles is estimated on the basis of the specific terms and conditions of use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (catering, fuel, ticket administration and issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is deducted from revenues and recorded under the caption "Advance tickets sales and loyalty program" of the balance sheet, as and when revenue from the qualifying flight for which air miles are awarded is recognized.
The Company also sells mileage credits in its frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. The Company allocates a portion of the revenues received from the sale of mileage credits to a component representing the value of the subsequent travel award to be provided in a manner consistent with the determination of the liability for earned flight awards. The remainder is recognized as income immediately.

2.9 Information by activity and geographical area

The Company's activity involves three sectors: passenger activities, cargo services and aircraft maintenance.

The Company has defined six discrete geographical sectors, in which revenues are broken down on the basis of origin of sale and destination.

Origin of sale:
Revenues from air transport operations are broken down by geographical area, based on ticket issuing locations.
Where a third party is responsible for issuance of the ticket, revenues are allocated to the appropriate location of the issuing airline.

Destination:
Revenues for air transport operations are broken down on the basis of the following:

- Non-stop flights: revenues are allocated to the geographical network to which the route belongs.
- Stop-over flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The Company's fixed assets mainly consist of flight equipment located in France.

2.10 Calculation of earnings per share

Basic earnings per share (before dilution) is obtained by dividing attributable net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years does not include treasury stock and is adjusted retrospectively in respect of bonus share issues or discount share issues.

2.11 Distinction between net income on ordinary activities and extraordinary items

Net income on ordinary activities includes all income and expenses arising within the Company's ordinary activities, whether such income and expenses are recurring or non-recurring. Unusual items defined as non-recurring income and expenses by virtue of their incidence, nature and amount (such as restructuring costs) are recorded within Net income on ordinary activities.

The definition of extraordinary items is restricted narrowly to unusual income and expenses of major significance.

2.12 Goodwill

Goodwill is recognized upon first-time consolidation after allocation to the various identifiable assets and liabilities.

Amounts of goodwill are amortized on a straight-line basis over periods determined in each case but which do not exceed 20 years.

2.13 Other intangible fixed assets

Goodwill ("Fonds de commerce") acquired in conjunction with the acquisition of UTA in 1990 is being amortized on a straight-line basis over a period of 20 years.

Software and licenses are amortized on a straight-line basis over periods of between one and four years.

2.14 Impairment of goodwill and other intangible fixed assets

The Company records impairment charges on goodwill and other intangible assets when events and circumstances indicate that the assets are impaired the undiscounted cash flow estimated to be generated by those assets are less than the carrying amount of those assets. Measurement of any potential impairment on goodwill and other intangible assets is based on discounted cash flows.

2.15 Tangible fixed assets

Tangible fixed assets are stated at historical cost of acquisition or manufacture.

From April 1, 1997, interest incurred in connection with the financing of capital expenditure (including flight equipment) during the period prior to commissioning is capitalized within the overall cost of the asset concerned and depreciated over the useful life of the related asset . The interest rate adopted is the average interest rate for debts outstanding at the end of the year in question unless capital expenditure or advance payments are themselves funded by specific loans.

The Company accounts for lease arrangements as capital lease when such arrangements include a bargain purchase option provision. The related assets are recorded in the balance sheet at historical cost. Obligations arising under the lease are recorded as liabilities in the consolidated balance sheet.

Maintenance costs are expensed, with the exception of those major maintenance programs which extend the useful life of the asset or increase its overall value, and which are, as a result, capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

As discussed in note 2.1, the Company changed its method of accounting for major maintenance programs and lease restitution obligations effective April 1, 2002.

Following the change in method described in note 2.1, beginning April 1, 2002, airframe and engine potential (excluding parts with limited useful lives) is separated from the acquisition cost of aircraft and amortized over the period until the next scheduled maintenance operation.

A) Flight equipment

Flight equipment is acquired in foreign currency and translated at prevailing exchange rates or hedging rates where a hedging instrument has been used. Manufacturers' discounts are usually deducted from the value of the asset in question. Aircraft are depreciated using the straight-line method over their average estimated useful life.

From April 1, 1997, this useful life has been estimated at 18 years, with an estimated residual value of 10% of original cost. Aircraft fixtures and fittings acquired from April 1, 1997 are separated from the total acquisition cost of the aircraft and depreciated using the straight-line method over a period of five years, corresponding to their average useful lives.

Fixtures and fittings related to aircraft acquired prior to April 1, 1997 are depreciated over the same period as the aircraft to which they relate (22 years).

In addition, the estimated costs of major maintenance operations (airframes and engines excluding parts with limited useful lives) to be performed according to specifications and schedules defined by manufacturers and government authorities are capitalized and amortized over the future period separating the maintenance operations.

Spare parts, other than consumables, are recorded in the consolidated balance sheet as fixed assets. Useful lives vary from 3 to 18 years depending on the technical characteristics of each. Furthermore, depending on estimated use and consideration of retirement decisions pertaining to the specific fleet to which the spare parts relate, the Company revises the depreciation period accordingly.

B) Other property and equipment

Other property, plant and equipment is depreciated using the straight-line method over its estimated useful life as follows:

Buildings	30 years
Fixtures and fittings	8 to 15 years
Equipment and tooling	5 to 15 years
Flight simulators	10 to 20 years

C) Impairment of flight equipment

When events and circumstances indicate that these assets need to be impaired, the Company assesses the existence of impairment losses at the entire aircraft fleet level under full ownership or capital leases and capitalized spare parts on the basis of their recoverable value.

2.16 Investments

Investments in non-consolidated companies and other long-term equity investments are stated in the balance sheet at cost net of provisions for impairment in value. A provision for impairment is recorded where the fair value at the reporting date is lower than acquisition cost. Increases and decreases in this provision are recorded in the consolidated income statements.

The fair value of investments corresponds to the utility value to the Company. This value is determined based on the Company's share of net equity (subject to fair value adjustments), profitability forecasts and, for listed companies, changes in stock prices. Other financial assets which are primarily comprised of deposits, are valued at the lower of cost or market value.

2.17 Inventories

Inventories consist primarily of expendable parts related to flight equipment and are initially recorded at cost. A provision is recorded to reduce inventory values at the lower of cost or realizable value.
Cost represents acquisition cost or manufacturing cost, the latter including direct and indirect production costs incurred under normal operating conditions.
Inventories are valued on a weighted average basis. A provision for obsolescence is recorded based on respective inventory ages.

2.18 Marketable securities

Marketable securities are stated in the consolidated balance sheet at the lower of cost or market value. For listed securities, market value is determined using the stock market price at balance sheet date.
Investments in debt securities are recorded upon acquisition at nominal value, adjusted for any issue premium or discount. Accrued interest receivable is also recorded under this heading.

Investments in mutual funds ("SICAVs") are recorded at acquisition cost excluding any entrance charges. Thereafter, they are stated at net realizable value as of the reporting date. If net asset value is lower than acquisition cost, a provision is raised.
Negotiable debt securities (deposit certificates and bonds from financial companies) are recorded at acquisition cost. Interest income is recognized using an effective interest rate method.

2.19 Treasury stock

The acquisition cost of interests in the common stock of Air France S.A. held other than temporarily by consolidated companies is deducted from consolidated stockholders' equity. Gains and losses on disposal of such securities are taken to stockholders' equity.

Treasury stock held for future allocation related to stock options and stock compensation plans is recorded at cost in marketable securities. A provision is recorded to reduce these shares to the lower of cost or market value.

2.20 Retirement benefit and similar obligations

The Company's obligations in respect of defined benefit pension schemes and lump-sum termination payments on retirement are calculated using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned.

These obligations are covered either by pension and/or plan assets. Provisions for these plans are valued and recorded in accordance with IAS 19 Employee Benefits.

2.21 Provisions for restitution for aircraft under operating leases

Following the change in accounting method described in paragraph 2.1, the Company accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return condition criteria set as per the lease arrangement between the Company and the lessor.

When the condition of the aircraft exceeds the return condition criteria set as per the lease arrangement, the Company capitalizes the related amount in excess. Such amount is further amortized on a straight-line basis over a period ending when the restitution criteria is met.

2.22 Equity and debt issuance costs - redemption premiums

Debt issuance costs are amortized over the term of the debts using an effective interest rate method. Common stock issuance and merger costs are deducted from additional paid-in capital.

Debts are recorded at redemption value. Redemption and issue premiums are recorded under debts in the balance sheet and charged to income under net financial items over the term of the debts.

2.23 Deferred tax

The Company records deferred tax using the liability method for all timing differences between the tax and book values of assets and liabilities shown in the consolidated balance sheet, with the exception of consolidation goodwill and UTA purchased goodwill.
Net deferred tax balances are determined on the basis of each entity's tax position based on tax jurisdiction and taking into consideration consolidated tax returns when applicable.

Net deferred tax assets relating to timing differences and carry forward losses are only recognized to the extent that the tax entity is expected to generate sufficient taxable income in the future to absorb such carry-forward losses or timing differences.
No tax is provided on the undistributed reserves of consolidated entities unless a distribution is expected in the short term or the Company has no control over the distribution of reserves.

2.24 Cash flow

Cash and cash equivalents include cash, short-term deposits and bank overdrafts initially established for less than three months.

2.25 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. Changes in the scope of consolidation

As of March 31, 2004, the Group comprised 90 companies, of which 70 are fully consolidated, 3 proportionally consolidated and 17 were recorded as equity affiliates. The list of companies within the scope of consolidation is shown in note 34.

During the fiscal year ended March 31, 2004 , 22 companies were created, including 18 within the Uileag Holding company ltd group in connection with the operation to securitize aircraft assets finalized in July 2003. The Servair group set up two new companies, Prestair and Aéroform, specialized in providing catering services for low-cost airlines and training services for airport assistance staff respectively. Fréquence Plus Services participated in the creation of FPSEA and Team Trackers to run call centers for remote management of customer complaints, principally related to baggage claims.

Lastly, Air France acquired 15,122 Servair shares that were previously owned by CDR Participations, raising its stake to 94.5%. This additional purchase of shares did not have any significant impact on the consolidated financial statements at March 31, 2004.

Following the decision made by Lufthansa to dispose of part of its stake in Amadeus GTD, the percentage of voting rights held by Air France in connection with its interest in Amadeus GTD was up from 35.69% at March 31, 2003 to 43.21% at March 31, 2004. However, this increase in the percentage of voting rights does not change the position of Air France with regard to control over Amadeus GTD. Air France has neither exclusive nor joint control over Amadeus GTD. As such, Amadeus GTD is still accounted for within the Air France Group under the equity method.

The 22.86% equity interest of Air France Finance in OPODO is recorded in Air France's consolidated financial statements at its acquisition cost net of a 26 million euro depreciation allowance booked over the course of the financial year ended March 31, 2004. The equity method was not used to record the interest in OPODO since the interest in its share capital is only expected to remain over 20% on a temporary basis: OPODO was created by nine airlines in 2000 with a view to enabling third-parties to acquire interests in its equity over the short to medium term and the Company does not believe it exercizes significant influence.

4. Information by activity and geographical area

4.1 Information by sector of activity

In EUR millions
Year ended March 31,

	2004			2003		
	Operating revenues	Operating income	Property and equipment	Operating income	Operating income	Property and equipment
Passenger	10,260	67	6,688	10,527	101	6 978
Cargo	1,412	15	371	1,479	48	508
Maintenance	508	50	759	540	67	580
Others	157	7	88	141	(24)	96
Total	**12,337**	**139**	**7,906**	**12,687**	**192**	**8 162**

The various sources of the Company's operating revenues are described below :

Passenger : Passenger operating revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights which have the Company's code, including flights that are operated by other airlines pursuant to code sharing agreements. Other passenger operating revenues are derived from commissions from Sky Team alliance partnership arrangements, revenue from block-seat sales, information systems revenues, and revenues from airport services.

Cargo : Cargo operating revenues are subdivided into freight transportation and other cargo operating revenues. Operating revenues from freight transportation consist of the transportation of cargo on flights which have the Company's code, including flights that are operated by other airlines pursuant to code sharing agreements. Operating revenues from other cargo transportation are derived principally from sales of cargo capacity third parties.

Maintenance : Maintenance operating revenues are generated principally by the Air France Industries division of Air France. Air France Industries performs aircraft maintenance for the Company and provides maintenance services to approximately one hundred clients throughout the world.

Other : Other operating revenues currently consist of catering revenues.

4.2 Analysis of operating revenues by geographical area of sale

In EUR millions

	France metropolitan		West Indies Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended march 31, 2004													
Scheduled passenger	4,635	(48.9%)	348	(3.7%)	2,099	(22.2%)	577	(6.1%)	1,169	(12.4%)	637	(6.7%)	9,465
Other passenger revenues	482	(60.7%)	28	(3.5%)	151	(19.0%)	40	(5.0%)	56	(7.0%)	38	(4.8%)	795
Total passenger	**5,117**	(49.9%)	**376**	(3.7%)	**2,250**	(21.9%)	**617**	(6.0%)	**1,225**	(11.9%)	**675**	(6.6%)	**10,260**
Scheduled cargo	373	(29.5%)	40	(3.2%)	303	(24,0%)	86	(6.8%)	134	(10.6%)	328	(25.9%)	1,264
Other cargo revenues	93	(62.8%)	5	(3.4%)	22	(14.9%)	4	(2.7%)	15	(10.1%)	9	(6.1%)	148
Total cargo	**466**	(32,9%)	**45**	(3.2%)	**32**	(23.0%)	**90**	(6.4%)	**149**	(10.6%)	**337**	(23.9%)	**1,412**
Maintenance	501	(98.6%)	-	-	-	-	-	-	-	-	7	(1.4%)	508
Others	143	(91.1%)	11	(7.0%)	-	-	3	(1.9%)	-	-	-	-	157
Total	**6,227**	(50.4%)	**432**	(3.5%)	**2,575**	(20.9%)	**710**	(5.8%)	**1,374**	(11.1%)	**1,019**	(8;3%)	**12,337**
Year ended march 31, 2003													
Scheduled passenger	4,596	(47.3%)	340	(3.5%)	2,093	(21.5%)	598	(6.2%)	1,329	(13.7%)	757	(7.8 %)	9,713
Other passenger revenues	451	(55.4%)	26	(3.2%)	196	(24.1%)	39	(4.8%)	63	(7.7%)	39	(4.8 %)	814
Total passenger	**5,047**	(47.9%)	**366**	(3.5%)	**2,289**	(21.7%)	**637**	(6.1%)	**1,392**	(13.2%)	**796**	(7;6 %)	**10,527**
Scheduled cargo	368	(28.0%)	45	(3.4%)	319	(24.3%)	97	(7.4%)	141	(10.7%)	344	(26.2 %)	1,314
Other cargo revenues	47	(28.4%)	10	(6.1%)	45	(27.3%)	9	(5.5%)	34	(20.6%)	20	(12.1 %)	165
Total cargo	**415**	(28.1%)	**55**	(3.7%)	**364**	(24.6%)	**106**	(7.2%)	**175**	(11.8%)	**364**	(24.6 %)	**1,479**
Maintenance	533	(98.7%)	-	-	-	-	-	-	-	-	7	(1.3 %)	540
Others	122	(86.5%)	18	(12.8%)	-	-	1	(0.7%)	-	-	-	-	141
Total	**6,117**	(48.1%)	**439**	(3.5%)	**2,653**	(20.9%)	**744**	(5.9%)	**1,567**	(12.4%)	**1,167**	(9.2 %)	**12,687**

4.3 Analysis of traffic revenues by geographical area of destination

in EUR millions	France metropolitan		West Indies Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended march 31, 2004													
Scheduled passenger	2,024	(21.4%)	1,023	(10.8%)	2,501	(26.4%)	1,058	(11.2%)	1,850	(19.5%)	1,009	(10.7%)	9,465
Scheduled cargo	61	(4.8%)	153	(12.1%)	120	(9.5%)	154	(12.2%)	342	(27.1%)	434	(34.3%)	1,264
Total	**2,085**	(19.4%)	**1,176**	(11.0%)	**2,621**	(24.5%)	**1,212**	(11.3%)	**2,192**	(20.4%)	**1,443**	(13.4%)	**10,729**
Year ended march 31, 2003													
Scheduled passenger	1,914	(19.7%)	994	(10.2%)	2,567	(26.5%)	1,098	(11.3%)	1,966	(20.2%)	1,174	(12.1%)	9,713
Scheduled cargo	31	(2.4%)	154	(11.7%)	110	(8.4%)	157	(11.9%)	386	(29.4%)	476	(36.2%)	1,314
Total	**1,945**	(17.6%)	**1,148**	(10.4%)	**2,677**	(24.3%)	**1,255**	(11.4%)	**2,352**	(21.3%)	**1,650**	(15.0%)	**11,027**

5. External expenses

In EUR millions Year ended March 31,	2004	2003	Variation
Aircraft fuel	1,302	1,369	-4.9%
Chartering costs	414	415	-0.2%
Aircraft operating lease costs	458	522	-12.3%
Landing fees and en route charges	913	934	-2.2%
Catering	296	319	-7.2%
Handling charges and other operating costs	756	768	-1.6%
Aircraft maintenance costs	381	477	-20.1%
Commercial and distribution costs	1,051	1,157	-9.2%
Other external expenses	1,183	1,213	-2.5%
Total	**6,754**	**7,174**	**-5.9%**

"Other external expenses" primarily correspond to leasing and insurance expenses.

External expenses are down 420 million euros (or -5.9%); this drop primarily reflects:

- fuel costs, down 4.9% (67 million euros) on account of the favorable impact of the dollar (-15.7%), stable levels of consumption and lastly, a 10.5% increase in the purchase price after hedging;
- operational rent, down 12.3% (64 million euros), primarily due to the depreciation of the US dollar against the euro;
- aircraft maintenance costs, down 96 million euros (-20.1%) due to the depreciation of the US dollar, lower levels of activity and the phasing out of Concorde;

- sales, marketing and distribution costs, down 106 million euros (-9.2%), thanks to the reduction in travel agency commissions and spending on advertising;
- the reduction in "other expenses", driven primarily by the decrease in the "insurance" item.

6. Salaries and number of employees

6.1 Salaries and related costs

In EUR millions Year ended March 31,	2004	2003	Variation
By cost category			
Wages and salaries	2,955	2,815	5.0%
Pension contributions	248	236	5.1%
Social security contributions	876	805	8.8%
Total	**4,079**	**3,856**	**5.8%**
By geographical area			
France	3,824	3,583	6.7%
Overseas Territories	11	17	-35.3%
Abroad	244	256	-4.7%
Total	**4,079**	**3,856**	**5.8%**

Personnel costs are up 5.8%, while the workforce increased 0.2% compared with the previous year. Social security charges ("pension payments" and "other social charges") increased by nearly 8%.

6.2 Average number of employees

In EUR millions
Year ended March 31,

	2004	2003	Variation
Total	**71,654**	**71,525**	**0.2%**
Fligth deck crew	5,041	4,929	2.3%
Cabin crew	13,044	12,938	0.8%
- of which employed in France	12,768	12,590	1.4%
- of which employed in Oversea territories and abroad	276	348	-20.7%
Groundstaff	53,569	53,658	-0.2%
- of which employed in France	46,924	47,006	-0.2%
- of which employed in Oversea territories and abroad	6,645	6,652	-0.1%
Management	9,159	8,980	2.0%
Supervisors	21,126	20,217	4.5%
Other staff	23,284	24,461	-4.8%
Pilots and cabin crew	17,140	16,910	1.4%
Instructors	620	644	-3.7%
Management	325	313	3.8%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

6.3 Compensation paid to members of the board of directors and executive committee

The compensation of the Executive Committee consists of direct and indirect remuneration paid by Group companies. For the year ended March 31, 2004, such compensation totaled 3.6 million euros covering 15 people, 13 present during 12 months and 2 present during 6 months (3.4 million euros for the year ended March 31, 2003 covering 14 people present during 12 months).
The members of the Board of Directors do not receive any fees for their duties as directors.

7. Depreciation and amortization

In EUR millions Year ended March 31,	2004	2003	Variation
Net charge to depreciation/amortization	1,184	1,195	-0.9%
- Intangible fixed assets	37	37	0.0%
- Flight equipment	996	1,017	-2.1%
- Other property, plant and equipment	151	141	7.1%
Net charge to operating provisions	46	115	N.S
- Fixed assets	3	57	N.S
- Inventories	-	(9)	N.S
- Trade receivable	12	5	N.S
- Liabilities and charges	31	62	N.S
Total	**1,230**	**1,310**	**-6.1%**

The provisions recorded for the 2002/03 financial year included a 59 million euro allowance for impairment relative to moves to phase out the Concorde fleet. Concorde was phased out definitively on May 31, 2003.

8. Other income and charges, net

In EUR millions Year ended March 31,	2004	2003
Joint operation of passenger and cargo lines	5	5
IT fees	(7)	(8)
Disposal of land	-	5
Compensation on slot swaps	50	-
Other operating income and expenses	(4)	-
Total	**44**	**2**

Income linked to financial compensation corresponds to slot swaps at Heathrow airport (London).

9. Restructuring costs

The restructuring costs (22 million euros) primarily correspond to the second early-retirement plan (Plan de Préretraite Progressive, PRP) implemented at Air France. This agreement concluded during the 2003/2004 fiscal year provides for the progressive retirement of 1,000 people and the hiring of 500 new employees. This plan, offered to full-time employees aged 55 and over, involves an adjustment to the working time of employees for the duration of the PRP while complying with an average working time of 50%. Over this period, employees receive 80% of their salary, with 50% paid by Air France and 30% by the Fonds National pour l'Emploi (FNE). Air France contributes to the financing of the FNE and pays higher contributions into the supplementary pension funds for the duration of the PRP.

For the previous fiscal year, the restructuring costs (13 million euros) primarily corresponded to the closing of the Nouméa site for commercial cabin crew, following the decision by Air France to stop operating flights between New Caledonia and Japan. The costs and the utilization of the provision amounted to 7.6 million euros during the fiscal year ended March 31, 2004.

10. Net financial charges

In EUR millions Year ended March 31,	2004	2003	Variation
Financial expenses	(139)	(161)	-13.7%
- Loan interest	(98)	(108)	-9.3%
- Lease interest	(52)	(72)	-27.8%
- Capitalized interest	20	25	-20.0%
- Other financial expenses	(9)	(6)	50.0%
Financial income	38	50	-24.0%
- Interest on securities	3	23	-87.0%
- Net gains on securities	24	15	60.0%
- Other financial income	11	12	-8.3%
Net charges	**(101)**	**(111)**	**-9.0%**
Foreign exchange losses, net	35	62	N.S
Net (charge) release to provisions	6	(36)	N.S
Total	**(60)**	**(85)**	**-29.4%**

The net release of financial provisions of 6 million euros for the 2003/04 financial year includes 34 million euros in provisions released relative to: the treasury stock held by Air France and the commitments taken in connection with stock options granted to pilots (19 million euros) following the increase in the Air France stock price; the settlement of the tax dispute with the German tax authorities (8 million euros: see Note 12.2); the losses on foreign exchange options maturing (7 million euros); and an allowance for the impairment in value of the Company's interest in OPODO (26 million euros).

In the 2002/03 financial year, a net depreciation allowance of 36 million euros was booked, primarily corresponding to a 5.5 million euro allowance relative to the equity interest in Cordiem on account of the liquidation of this company, which served as a procurement portal. Located in Arlington (Virginia), it had been set up by a certain number of the leading airlines from America and Europe. Similarly, in light of Air France's average share price in March 2003, a 23 million euros depreciation allowance was booked in order to factor in the discount between the average purchase prices of shares held by Air France in connection with stock options granted to pilots.

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2004 was 4.10% (5.51% for the year ended March 31, 2003).

Foreign exchange losses for the period include an unrealized net gains of 31 million euros (against a net gains of 71 million euros for the year ended March 31, 2003).

"Other financial income" includes dividends received from non consolidated companies in the amount of 3 million euros for the year ended March 31, 2004 (compared with 3 million euros for the year ended March 31, 2003).

11. Disposals of subsidiaries and affiliates

Disposals of subsidiaries and affiliates (5 million euros) essentially involved the sale of "Société immobilière 3F" shares held by Air France.

During the period ended March le 31, 2003, the Company had sold the SITA Telecom shares, resulting in a profit of 4 million euros.

12. Income tax

The Company elected to file a consolidated tax return for Group tax consolidation as of April 1, 2002. The scope of consolidation mainly includes Air France, Air France Finance and French regional airline companies.

12.1 Analysis of the income tax charge

In EUR millions Year ended march 31,	2004	2003
Current tax charge	10	(9)
Deferred tax credit (Charge)	(12)	22
Total tax credit (Charge)	**(2)**	**13**

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

12.2 Effective tax rate

The difference between the standard rate of tax in France and the effective rate incurred breaks down as follows:

In EUR millions Year ended march 31,	2004	2003
Net income (loss)	93	120
Minority interests	5	4
Amortization of goodwill	15	16
Share in net income of equity affiliates	(53)	(29)
Income tax	2	(13)
Taxable income - current rate	**62**	**98**
Current rate of tax	35.43%	35.43%
Theorical tax	**(22)**	**(35)**
Permanent differences	(24)	(4)
Income taxed at non-current tax rates	5	4
Impact of unrecognized tax asset reductions	15	45
Unrecognized tax assets	(4)	-
Differences in France / foreign tax rates	-	3
Settlement of tax dispute	33	-
Other	(5)	-
Consolidated tax charge	**(2)**	**13**
Effective tax rate	**3.23%**	**13.27%**

During the course of the financial year ended March 31, 2004, Air France came to an amicable agreement in its dispute with the German tax authorities.

The settlement of the tax dispute concerns the territoriality of taxation of the capital gains generated on the disposal of Amadeus KG, which were taxed in France, in accordance with the analysis that had previously been confirmed by the French tax authorities (Service de la Législation Fiscale). The German tax authorities claimed that these capital gains should have been taxed in Germany. The case was submitted to the combined Franco-German commission and a compromise was found in the second half of the year. The German tax authorities agreed to scale their request down to 50% of the amount initially claimed and cancel all interest for late payment charged to Air France. The impact on the consolidated financial statements represents 38 million euros in net income and can be analyzed as follows:

- reversal of the provision for liabilities : 33 million euros corresponding to the initial tax and 8 million euros corresponding to interest for late payment
- tax charge of 17 million euros corresponding to the tax due in Germany
- 14 million euros of deferred tax income corresponding to the recognition of deferred tax asset on the tax charge to be paid to the German State and for which the French State granted deductibility retroactively.

12.3 Deferred tax recorded on balance sheet

In EUR millions Year ended march 31,	2004	2003
Tax losses	383	243
Long-term capital losses	15	10
Pension provisions	214	198
Deferred charges	(64)	(53)
Capital gains on intra-group disposals	32	35
Tax-driven provisions	(367)	(388)
Difference between the tax bases and consolidated values of fixed assets	35	44
Other	(152)	17
Net deferred tax assets *(note 19)*	**96**	**106**

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

12.4 Unrecorded tax assets

Unrecorded tax assets relating to timing differences and carry forwards may be carried forward as follows:

In EUR millions Year ended march 31,	2004	2003
Net timing differences - assets	**7**	**5**
Carryforward tax losses for utilization	**-**	**211**
Y+1 - Y+3	-	127
Y+4 - Y+5	-	84
6 years and beyond		
Losses for carryforward indefinitely	**244**	**50**
Total at standard rate	**251**	**266**
Reduced rate tax credits	**-**	**4**

These unrecognized tax assets represent future tax savings and, as of March 31, 2004, correspond essentially to loss carry forwards of subsidiaries prior to the Group tax consolidation.
In accordance with Article 89 of the French Finance Law (loi de finances) for 2004, approved on December 18, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions will be applied to financial years starting as of January 1, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1, 2004.

13. Earnings per share

In EUR millions Year ended march 31,	2004	2003
Weighted average of:		
- ordinary shares issued	219,780,887	219,780,887
- treasury stock held regarding stock option plan	(1,249,464)	(1,249,464)
- treasury stock held to regulate stock market price	(1,621,935)	(1,262,371)
Number of shares used in the calculation of basic earnings per share	216,909,488	217,269,052
Number of shares used in the calculation of diluted earnings per share	216,909,488	217,269,052

Income used to calculate earnings per share breaks down as follows:

In EUR millions Year ended march 31,	2004	2003
Income used to calculate basic net eanings per share	93	120
Income used to calculate diluted net eanings per share	93	120
Basic earnings (loss) per share	**0.43**	**0.55**
Diluted earnings (loss) per share	**0.43**	**0.55**

14. Consolidated goodwill and intangible fixed assets

In EUR millions
Year ended march 31,

	2004			2003		
	Gross value	Amortization & depreciation	Net book value	Gross value	Amortization & depreciation	Net book value
Consolidation goodwill	214	119	95	216	104	112
Purchased goodwill	363	246	117	365	229	136
Other intangible fixed assets	157	125	32	148	113	35
Total	**734**	**490**	**244**	**729**	**446**	**283**

Consolidated goodwill essentially concerns the regional airlines acquired between March and September 2000 and is amortized over a ten-year period, with accelerated amortization of 47 million euros for the year ended March 31, 2001.

The movement in the net book value of intangible fixed assets are as follows:

In EUR millions
Year ended march 31,

	2004	2003
Opening balance	**283**	**315**
Additions	17	21
Charge to amortization of goodwill	(15)	(16)
Charge to amortization of other intangible fixed assets	(37)	(37)
Disposals	(3)	(2)
Impact of changes in scope of consolidation	-	-
Exchange fluctuations	-	-
Transfers	(1)	2
Closing balance	**244**	**283**

15. Property and equipment

The net book value of aircraft acquired subject to a reservation of ownership clause totaled 358 million euros as of March 31, 2004 (356 million euros as of March 31, 2003). The net book value of other property and equipment financed under capital lease amounts to 172 million euros as of March 31, 2004 (78 million euros as of March 31, 2003). Over the course of the 2003/2004 financial year, Air France refinanced its head office.

In EUR millions	Flight equipment				Other property and equipment				
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equip-ment and fittings	Other	Total	Total
Gross value (03/31/03)	7,788	2,229	1,802	11,819	1,049	593	731	2,373	14,192
Additions	405	94	527	1,026	118	34	90	242	1,268
Disposals	(863)	(86)	(371)	(1,320)	(28)	(17)	(54)	(99)	(1,419)
Changes in scope of consolidation	-	-	-	-	-	2	-	2	2
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	358	(177)	(167)	14	26	(18)	(10)	(2)	12
Gross value (03/31/04)	**7,688**	**2,060**	**1,791**	**11,539**	**1,165**	**594**	**757**	**2,516**	**14,055**
Accumulated depreciation (03/31/03)	3,340	691	504	4,535	600	435	460	1,495	6,030
Charge to depreciation	556	155	285	996	59	34	58	151	1,147
Releases on disposal	(538)	(62)	(370)	(970)	(18)	(16)	(53)	(87)	(1,057)
Changes in scope of consolidation	-	-	-	-	-	2	-	2	2
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	105	(95)	17	27	(1)	(19)	20	-	27
Accumulated depreciation (03/31/04)	**3,463**	**689**	**436**	**4,588**	**640**	**436**	**485**	**1,561**	**6,149**
Net book value (03/31/04)	**4,225**	**1,371**	**1,355**	**6,951**	**525**	**158**	**272**	**955**	**7,906**
Gross value (03/31/02)	7,295	2,524	1,888	11,707	1,002	567	686	2,255	13,962
Impact of changes in accounting *(Note 21)*	215	61	(46)	230	-	-	-	-	230
Additions	516	102	549	1 167	27	29	114	170	1 337
Disposals	(773)	(126)	(386)	(1 285)	(6)	(14)	(41)	(61)	(1 346)
Changes in scope of consolidation	-	-	-	-	2	5	7	14	14
Exchange fluctuations	-	-	-	-	-	-	(1)	(1)	(1)
Transfers	535	(332)	(203)	-	24	6	(34)	(4)	(4)
Gross value (03/31/03)	**7,788**	**2,229**	**1,802**	**11,819**	**1,049**	**593**	**731**	**2,373**	**14,192**
Accumulated depreciation (03/31/02)	2,984	705	572	4,261	554	415	439	1,408	5,669
Impact of changes in accounting *(Note 21)*	127	75	(34)	168	-	-	-	-	168
Charge to depreciation Concorde	-	-	45	45	-	-	-	-	45
Charge to depreciation	554	158	305	1,017	50	32	59	141	1 158
Releases on disposal	(339)	(233)	(384)	(956)	(5)	(13)	(40)	(58)	(1,014)
Changes in scope of consolidation	-	-	-	-	-	2	4	6	6
Exchange fluctuations	-	-	-	-	-	-	-	-	-
Transfers	14	(14)	-	-	1	(1)	(2)	(2)	(2)
Accumulated depreciation (03/31/03)	**3,340**	**691**	**504**	**4,535**	**600**	**435**	**460**	**1,495**	**6,030**
Net book value (03/31/03)	**4,448**	**1,538**	**1,298**	**7,284**	**449**	**158**	**271**	**878**	**8,162**

16. Investments

Investments in non-consolidated companies consist of securities which the Company considers of strategic interest and which it intends to hold long-term, together with equity interests in companies over which the Company does not exercise any significant influence.

Other financial assets mainly consist of guarantee deposits and loans (i.e. 1% construction contributions, the Company's Central Employee Committee, personnel, etc.).
The increase in loans is primarily due to operations for the securitization of aircraft assets *(see Note 23)*.

In EUR millions
Year ended march 31.

	2004	2003
Investments in equity affiliates	**336**	**316**
Investments in non-consolidated companies	128	125
Loans and receivables relating to investments	142	107
Other financial assets	89	98
Other investments, gross	**359**	**330**
Provisions for impairment	(91)	(70)
Other investments, net	**268**	**260**
Of which less than one year	*11*	*25*

16.1 Equity affiliates

The Company's share in the net equity and net income of equity affiliates is as follows:

In EUR millions

	Amadeus GTD	AFPL	Alpha PLC	Others	Total
As of March 31, 2002	**203**	**32**	**48**	**20**	**303**
Translation adjustments	-	(7)	(5)	(2)	(14)
Distributions	(9)	-	(3)	-	(12)
Change in structure	-	-	-	-	-
Net income/(Loss) of entity	33	-	4	(1)	36
Ajustments	3	(10)	-	-	(7)
Share in net income of equity affiliates	**36**	**(10)**	**4**	**(1)**	**29**
Transfers	-	10	-	-	10
As of March 31, 2003	**230**	**25**	**44**	**17**	**316**
Translation adjustments	-	(3)	(6)	-	(9)
Distributions	(7)	(8)	(2)	(1)	(18)
Change in structure	-	-		(2)	(2)
Net income/(Loss) of entity	37	-	2	2	41
Ajustments	8	4	-		12
Share in net income of equity affiliates	**45**	**4**	**2**	**2**	**53**
Transfers	-	(4)	-	-	(4)
As of March 31, 2004	**268**	**14**	**38**	**16**	**336**

As of March 31, 2004, the ownership structure of the Amadeus Group was as follows: Air France (23.4%), Iberia (18.3%), Lufthansa (5%) and the public (53.3%). Over the year, Lufthansa sold off 13% of the Amadeus GTD share capital to the public. The Company leases aircraft from Air France Partnairs Leasing (AFPL) through various operating leases.
Air France Partnairs Leasing is held 45% by the Company as of March 31, 2004 and 2003. The other stockholders are financial institutions.
Alpha PLC is held 27% by Servair, 31% by institutional investors and 42% by the public.

16.2 Simplified accounts of equity affiliates

The published accounts of the major equity affiliates are presented below.
As part of the consolidation of the Group's financial statements, adjustments are made to the accounts of equity affiliates, mainly in respect of internal transactions with société Air France (transfers of assets).

Amadeus GTD (consolidated accounts)

The simplified consolidated accounts include Amadeus Global Travel Distribution SA., domiciled in Spain and its consolidated subsidiaries (the "Group").

In EUR millions Year ended December 31,	2003	2002
Income statement		
Operating revenues	1,929	1,856
Operating income	321	307
Including net charges to depreciation, amortization and provisions	(212)	(184)
Net income	**160**	**147**

In EUR millions Year ended December 31,	2003	2002
Balance sheet		
Fixed assets	998	913
Current assets	539	567
Total assets	**1,537**	**1,480**
Stockholders' equity	759	623
Short and long-term debt and capital leases	280	326
Other liabilities	498	531
Total liabilities and stockholders' equity	**1,537**	**1,480**

The Group is a leader in information technology, serving the marketing, sales and distribution needs of a global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airlines sales offices. Today travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies and newer groups of providers such a ferry, rail, cruise, insurance and tour operators.
The Group provides the above-mentioned services through a computerized reservation system ("CRS"). Additionally, the Group provides services through its new e-commerce channel of distribution and through information technology (IT) services and solutions to airline industry which includes inventory management and passenger departure control.

AFPL (statutory)

The activity of AFPL consists in renting aircraft. At March 31, 2004 AFPL owns 4 B747.

In EUR millions
Year ended December 31,

Income statement	2003	2002
Operating revenues	16	26
Operating income	1	2
Including net charges to depreciation, amortization and provisions	(15)	(24)
Net income	**0**	**1**

In EUR millions
Year ended December 31,

Balance sheet	2003	2002
Fixed assets	42	70
Current assets	13	23
Total assets	**55**	**93**
Stockholders' equity	31	59
Short and long-term debt and capital leases	19	28
Other liabilities	5	6
Total liabilities and stockholders' equity	**55**	**93**

Alpha Airports PLC (consolidated accounts)

The simplified consolidated accounts include Alpha Airports PLC, domiciled in England, and its consolidated subsidiaries (the "Group").
The Group provides retailing and catering services for airlines and airports. The Group operates from over 150 retailing and catering outlets in 69 airports in 11 countries across 5 continents.

The Group flight services serves airline companies by offering a comprehensive range of catering logistics, flight catering and management services for over 100 airlines. The Group also provides In-flight retail management services.
Alpha Retail serves airport customers by offering purpose-designed retailing and catering services. The Group operate stores at 12 UK airports, 2 airports in North America and 3 airports in the Indian Sub-Continent.

In EUR millions
Year ended January 31,

Income statement	2004	2003
Operating revenues	662	608
Operating income	33	33
Including net charges to depreciation, amortization and provisions	(15)	(15)
Net income	**14**	**19**

In EUR millions
Year ended January 31,

	2004	2003
Balance sheet		
Fixed assets	107	102
Current assets	89	76
Total assets	**196**	**178**
Stockholders' equity	83	74
Short and long-term debt and capital leases	11	10
Other liabilities	102	94
Total liabilities and stockholders' equity	**196**	**178**

16.3 Group transactions with equity affiliates

The major transactions by the Company with equity affiliates were as follows:

In EUR millions
Fiscal year ended March 31,
In the accounts of Air France Group

	2004		2003	
	Amadeus GTD	AFPL	Amadeus GTD	AFPL
Income statement				
Operating revenues	115	-	118	-
External expenses	189	16	188	27
Balance sheet				
Other accounts receivable	25	-	23	-
Other payables	34	1	34	2

Fees paid and received in respect of reservation systems (AMADEUS):
Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system.
The Company receives fees for the distributor services performed on behalf of Amadeus, as well as in respect of on-line assistance and travel agency training. These services are rendered by the Company's subsidiary Amadeus France, a distributor on the French market. Furthermore, the Company receives commissions from Amadeus for issues made with its own agencies. These fees and commissions totaled 115 million euros for the year ended March 31, 2004 (118 million euros for the year ended March 31, 2003).
Furthermore, the Company pays Amadeus GTD SA booking fees in connection with use of the Amadeus reservation system. These fees totaled 189 million euros for the year ended March 31, 2004 (compared to 188 million euros in the year 2002/2003).

Operating leases -AFPL:
The Company leases aircraft from its subsidiary Air France Partnairs Leasing through various operating leases. These fees totaled 16 million euros for the year ended March 31, 2004 (compared to 27 million euros the previous year).

16.4 Investments in non-consolidated companies

The breakdown of net book value of investments in non consolidated companies (81 million euros) is as follows:

In EUR millions As of March 31, 2004	Net book	% holding	holding	Net income (loss)	Year end
Opodo	26	22,9%	31	(88)	Dec.02
Alitalia	23	2,0%	1 768	93	Dec.02
Austrian Airlines	9	1,5%	604	46	Dec.03
Voyages Fram	9	8,7%	159	4	Dec.02
Others	14	-	-	-	-

As of March 31, 2003, the breakdown was:

In EUR millions As of March 31, 2003	Net book	% holding	holding	Net income (loss)	Year end
Opodo	48	22,9%	31	(88)	Dec.02
Alitalia	23	2,0%	1 768	93	Dec.02
Austrian Airlines	11	1,5%	557	43	Dec.02
Voyages Fram	9	8,7%	158	5	Dec.01
Others	15	-	-	-	-

The change in this item is primarily due to the 26 million euro impairment in the value of the equity interest in Opodo.

17. Inventory

In EUR millions As of March 31,	2004	2003
Aeronautical spare parts	136	172
Other supplies	60	61
Production work in progress	3	52
Gross value	**199**	**285**
Valuation allowance	(48)	(65)
Net book value	**151**	**220**

18. Trade and other receivables

In EUR millions As of March 31,	2004	2003
Passenger operations	693	618
Cargo operations	200	231
Maintenance operations	401	271
Airlines	308	291
Other trade receivables	143	110
Valuation allowance	(94)	(89)
Total (1)	**1 651**	**1 432**
Suppliers with debit balances	120	150
State	56	83
Group and associates	5	10
Other	169	177
Prepayments and accrued income	149	176
Provision	(5)	(4)
Total (2)	**494**	**592**
(1) Due > 1 year	-	-
(2) Due > 1 year	-	-

19. Income tax receivable

In EUR millions As of March 31,	2004	2003
Current tax	5	5
Deferred tax *(note 12.3)*	96	106
Total	**101**	**111**
Portion > 1 year	*96*	*104*

20. Marketable securities

In EUR millions As of March 31,	Net book value 2004	2003
Original maturity more than three months and/or subject to exchange rate risk		
Treasury shares *(note 21.2)*	19	11
Negotiable debt securities	2	279
Bonds	-	-
Mutual funds (Sicav)	-	-
Bank deposits	93	3
Sub-total	**114**	**293**
Original maturity less than three months with no exchange rate risk		
Negociable debt securities	30	44
Mutual funds (Sicav)	1,332	672
Bank deposits	2	30
Sub-total cash equivalents	**1,364**	**746**
Total	**1,478**	**1,039**

The market value of financial instruments is disclosed in note 27.5 below.

21. Stockholders' equity

21.1 Common stock

As of March 31, 2004 and 2003, the common stock of the Company totaled 1,868 million euros, comprising fully paid up shares of 8.5 euros nominal value each.

In number of shares As of March 31,	2004	2003
Opening	**219,780,887**	**219,780,887**
Closing	**219,780,887**	**219,780,887**

21.2 Breakdown of stock and voting rights

	% stock		% of voting rights	
	2004	2003	2004	2003
French state	54.0	54.4	54.6	55.1
Employees and former employees (1)	12.8	12.9	12.9	13.1
Treasury shares (2)	1.1	1.3	-	-
Other	32.1	31.4	32.5	31.8
Total	**100**	**100**	**100**	**100**

(1) Personnel and former employees identified in funds or by a Sicovam code.

(2) The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000 . Within this autorisation, the compagny purchased 1,249,464 of its own shares during the period ending March 31, 2000 that are classified as marketable securities. As of March 31, 2004, the Company also held 1,185,847 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 25, 2002, which are classified as a reduction of shareholdres'equity (see note 21.3).

Each share is entitled to one vote.

As of March 31, 2004 and 2003, the percentage of shares and voting rights owned by members of the Company's executive committee was to the best of our knowledge less than 0.5% of the outstanding shares.

21.3 Treasury stock

As of March 31, 2004, Air France held 1,185,847 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 25, 2002.

21.4 Other securities giving access to common stock

As of March 31, 2004, there were no securities giving access to the common stock of Air France.

21.5 Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by the Company.

21.6 Retained earnings (accumulated deficit)

In EUR millions As of March 31.	2004	2003
Distributable reserves	366	599
Accumulated deficit	-	-
Other reserves	1,501	1,168
Treasury stock	(18)	(25)
Net income (loss)	93	120
Total	**1,942**	**1,862**

Distributable reserves mainly comprise that part of parent company reserves appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.
Other reserves include the aggregate results of consolidated subsidiaries and the "Légale réserve" of Air France SA.
French company law requires that Air France allocate 5% of its unconsolidated statutory net result (as determined on a parent company basis) for each year to its legal reserves before dividends may be paid with respect to that year. Net profits must be so allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital of Air France. This restriction on the payment of dividends also applies to each of our French subsidiaries on an individual unconsolidated basis. At March 2004, air France's legal reserve was 45.7 million euros, or 2.4% of the aggregate nominal value of issued and outstanding capital.
The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

22. Provisions for liabilities and charges

In EUR millions As of March 31,	2004	2003
Provisions for pensions *and for termination payments on retirement*	636	581
Provisions for restitution for aircraft under operating leases	275	307
Restructuring provisions	13	11
Provisions for third party litigations	23	39
Other provisions for liabilities and charges	92	157
Total	**1,039**	**1,095**
Of which short-term	*261*	*193*

The movement in the book value of the provisions for liabilities and charges are as follows :

In EUR millions As of March 31,	2004	2003
Opening balance	**1,095**	**937**
Charges		
- Operating	248	206
- Financial	-	22
- Restructuring	10	8
Releases for consumption		
- Operating	(228)	(151)
- Financial	(8)	(1)
- Restructuring	(8)	(7)
- Tax	(17)	-
Releases of provisions no longer required		
- Operating	(10)	(19)
- Financial	(20)	-
- Tax	(16)	-
Impact of changes in accounting policies (1)	-	82
Transfers	(7)	21
Change in group structure	-	(3)
Closing balance	**1,039**	**1,095**

(1) Represents the recognition at the opening balance sheet date of the provision for restitution for aircraft under operating leases (270 million euros) and the cancellation of the provision for airframe maintenance operations as of March 31, 2002 (188 million euros).

During the course of the financial year ended March 31, 2004, Air France came to an amicable agreement in its dispute with the German tax authorities. The details of this agreement and its impact on the financial statements are presented in note 12.2.

22.1 Pension schemes for employees in France

The Company previously maintained an independent pension plan for its ground staff administered by the Caisse de Retraite Air France (CRAF). This plan was terminated and incorporated into the AGIRC-ARCCO national retirement fund as at January 1, 1993. Upon incorporation, current pensions and entitlements were made subject to a formal company agreement, under whose terms:

- Retirees as of December 31, 1992 continue to benefit from an overall guarantee of income, revalued in terms of Air France pension points, from which external pensions are deducted at actual value (social security, as well as ARCCO and AGIRC at their reconstituted values).
- Employees and former employees in service as of December 31, 1992 were granted an additional pension benefit, expressed in terms of Air France pension points, independent from all other external pension plans.

CRAF is therefore still responsible for the benefits with respect to employees who contributed up to December 31, 1992. As the pension fund created by the Company was insufficiently funded, a top-up plan was introduced. This plan, administered by CRAF is jointly funded by the Company and CRAF, under the following terms:

- From January 1, 1993 and until the existing pension fund is exhausted, CRAF bears 50% of the cost of any shortfall between pensions paid and fund revenues.
- Air France undertakes to offer an identical contribution and, as soon as the existing pension fund has been used up, to bear the full cost of pensions payable under the initial CRAF pension plan.

The Company is under no additional obligation with regard to entitlements for the period after January 1, 1993.

The following table shows a reconciliation between the valuation of pension commitments of CRAF and the provisions recorded in the consolidated financial statements:

In EUR millions As of March 31.	2004	2003
Defined benefit obligation	911	877
Fair value of plan assets	613	590
Projected benefit obligation in excess of plan assets	**298**	**287**
Unrecognized net actuarial gains (losses)	21	25
Provisions for pensions	**319**	**312**
Of which short-term	*18*	*17*

The charge with respect to obligations of the CRAF is 14 million euros for the year ended March 31, 2004 (compared to 10 million euros for the year ended March 31, 2003).

In EUR millions As of March 31,	2004	2003
Interest cost on projected benefit obligations	(44)	(45)
Amortization of actuarial gains (losses)	-	3
Expected return on plan assets	30	32
Net charge	**(14)**	**(10)**

The effective return on the CRAF plan assets 13.2% for the year ended March 31, 2004 (0.7% for the prior year).
Amounts paid by the Company to the CRAF totaled 8 million euros for the year ended March 31, 2004 and 24 million euros for the prior year.
The assumptions used in the valuation of pension commitments are as follows:

As of March 31,	2004	2003
Gross discount rate	5.00%	5.25%
Rate of increase of CRAF points	1.70%	1.20%

22.2 Foreign pension schemes and termination benefit schemes in France and abroad

In addition to defined benefit pension schemes for employees in France, the Company grants various defined pension benefits to its employees abroad and termination benefit schemes.

The major foreign employee benefit liabilities of the Company are located :
- in the USA, linked to two defined benefit pension plans which are overfunded;
- in the UK, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund;
- in Japan, where employees benefit from a supplemental pension plan and lump-sum termination payments.

In addition to this, almost all other foreign representation offices grant termination benefits or lump-sum payments to their employees.
Employees in France benefit from 2 specific schemes :
- a retirement lump-sum scheme for all employees ;
- an additional retirement indemnity scheme.

For all schemes identified as material, an actuarial valuation as of March 31, 2003 was performed, using the projected unit credit method and :
- turn-over rates for active employees, mortality rates, salary increase scales;
- retirement age assumptions ranging from 51 to 65 for French employees, and depending on the various local economic and demographic contexts for employees of foreign entities;
- discount rates : 5% for French entities and ranging from 2% to 9% for foreign entities
- long term expected rates of return on pension plan assets ranging from 4% to 15%.

The following table shows the amounts recorded in the balance sheet :

In EUR millions As of March 31,	2004	2003
Defined benefit obligation	738	650
Fair value of plan assets	(394)	(371)
Projected benefit obligations in excess (less) than plan assets	**344**	**279**
Unrecognized net actuarial gains (losses)	(33)	(37)
Unrecognized prior services cost	(24)	-
Unrecognized surplus	18	18
Net obligation in the balance sheet of subsidiaries	12	9
Net obligation in the balance sheet	**317**	**269**

Retirement charges include the following components:

In EUR millions As of March 31,	2004	2003
Current service cost	(35)	(29)
Interest cost	(35)	(35)
Amortization of actuarial gains (losses)	(1)	1
Amortization of prior services cost	(2)	-
Expected return on plan assets	26	34
Net retirement charge of subsidiaries	(3)	(9)
Net retirement charge	**(50)**	**(38)**

The assumptions used in the valuation of retirement benefit obligations are as follows:

March 31,	2004		2003	
	France	Abroad	France	Abroad
Gross discount rate	5.00%	2 to 9%	5.25%	2 to 10%
Gross rate of increase in salaries	1.5% to 4.5%	2 to 12%	2.8 to 5.1%	2 to 9%

The Company does not disclose details of balance sheet reconciliations or effective rates of return at the individual program level.

23. Short and long-term debt and capital leases

In EUR millions As of March 31,	2004	2003
Perpetual subordinated loan stock	116	169
Bonds	18	187
Capital-lease obligations	1,453	1,413
Other long-term loans	2,461	1,914
Accrued interest not yet due	43	47
Bond redemption premiums	-	-
Long-term debt and capital leases (1)	**4,091**	**3,730**
Borrowings with short-term original maturities		
Commercial paper	-	150
Short-term bank finance facilities and similar facilities	289	267
Short-term debts	**289**	**417**
Total short and long-term debt and capital leases	**4,380**	**4,147**
(1) Less than one year	*429*	*548*

23.1 Other long-term loans

In July 2003, Air France finalized the securitization of aeronautic assets for an amount of 435 million euros. This financing arrangement was secured by sixteen aircraft.
Three ten-year debt tranches were issued.
A senior floating rate A1 tranche of 98.4 million euros with an average maturity of 5.6 years, a second senior outstanding fixed rate A2 tranche of 194 million euros with a maturity of ten years (both tranches are secured by MBIA Assurance S.A and were given an Aaa/AAA rating by the Moody's and Fitch rating agencies respectively), a mezzanine floating rate B tranche of 142.6 million euros with an average maturity of 5.6 years. The latter was given an A3/A rating by Moody's and Fitch respectively.
The company had not yet taken delivery of three aircraft; as a result, the company only received 337 million euros during the fiscal year 2003/04.
In addition to this transaction, the figure for other long-term loans includes 1,881 million euros in debt linked to sales with reservation of title and mortgaged loans. The net book value of the assets pledged as security (primarily 52 aircraft) came to 1,886 million euros as at March 31, 2004.

23.2 Perpetual subordinated loan securities (TDI)

The first issuance was restructured in the year 1998/99: the original securities were bought back from their holders and were substituted by a perpetual non-subordinated loan issued under the same financial conditions (Euribor + 0.38 % for the first tranche of 114 million euros and a fixed rate of 10% for the second tranche of 267 million euros). Under the terms of issue, holders of the new securities will receive a nominal amount of interest from June 23, 2004. The lender securitized this loan in the form of units in a mutual debt fund of which the remaining units could be bought by Air France at any time.

The TDIs issued in 1992 bear interest at a fixed rate of 10.06%. Payment of interest is not subordinated, although the Board of Directors may decide to suspend payment thereof if net consolidated losses exceed 30% of stockholders' equity and no dividend is paid. The securities were designated as subordinated financing following the conclusion of an issue agreement with certain trusts. The trusts thereby undertook, via a series of separate subscriber agreements, to buy back the securities after a period of 15 years, requiring an initial payment from the Company of 94 million euros. The agreements also stipulate that the trusts will only receive a nominal interest from the sixteenth year onwards.
TDIs were recorded at the date of their issue under short and long-term debt net of amounts paid to the trusts, i.e. 281 million euros for the 1989 issuance and 301 million euros for the 1992 issuance. The perpetual loan which replaced the 1989 issuance is recorded in the same way.
Interest paid by the Company on the TDIs issued is recorded as an interest expense. Interest receivable on the zero-coupon bonds is credited to the interest charge and debited to the outstanding balance on the debts. The net balance of the loan is being written down over a period of 15 years.
The tax regime for perpetual subordinated loan stock was approved by the Tax Authorities and interest is henceforth deductible for the portion effectively received.

23.3 Bonds

In EUR millions As of March 31,	Nominal	2004	2003
Bonds denominated in EUR	EUR		
1993 bond at 7.5%	229	-	167
Other bonds		18	20
Total bonds denominated in EUR		**18**	**187**
Accrued interest payable		-	9
Bond redemption premiums		-	-
Total bonds		**18**	**196**

23.4 Analysis by maturity date

In EUR millions As of March 31	2004	2003
Matures in		
Y + 1	429	548
Y + 2	523	354
Y + 3	600	489
Y + 4	312	538
Y + 5	435	270
> 5 years	1,792	1,531
Total	**4,091**	**3,730**

23.5 Analysis by currency

The breakdown of all long-term debt and capital leases taking into account the effects of derivative financial instruments is as follows :

In EUR millions As of March 31,	2004	2003
EUR	3,720	3,252
USD	366	374
CHF	-	68
JPY	-	29
Other currencies	5	7
Total	**4,091**	**3,730**

23.6 Credit lines

On August 8, 2001, Air France signed the opening of a revolving, syndicated multi-currency credit line in the amount of 1 billion euros for a period of five years, unused as of March 31, 2004. In addition, the Company benefits from a medium-term credit line in the amount of 245 million euros (11 million euros drawn as of March 31, 2004), with repayment deadlines between April 2004 and October 2006.

24. Income tax liability

In EUR millions As of March 31,	2004	2003
Current tax	21	5
Deferred tax	-	-
Total	**21**	**5**
Of which > 1 year	-	-

25. Advance ticket sales

In EUR millions As of March 31,	2004	2003
Tickets	781	693
Frequent Flyer Program	80	90
Other	147	118
Total	**1,008**	**901**

26. Other payables

Other payables consist, for the most part, of salaries and other amounts owed to employees including corresponding social security contributions.

In addition, during 1997 and 1998, the Company sold its investment in Amadeus Data Processing (a subsidiary had been consolidated) and 33% of its investment in Amadeus France (which remains a consolidated subsidiary of the Company) to Amadeus G.T.D., an equity affiliate. The gains on disposal of these investments have been eliminated to the extent of Air France's continuing investment in Amadeus G.T.D. These amount will continue to be deferred until such time as the Air France investment in Amadeus G.T.D. is reduced by sale or other means.

In EUR millions As of March 31,	2004	2003
Employee-related liabilities	491	467
Tax liabilities	193	166
Other	516	425
Total	**1,200**	**1,058**
Of which > 1 year	-	1

27. Financial instruments

27.1 Exposure to interest rate risk

In order to manage interest rate risk on short-and long-term borrowings, the Company uses instruments with the following nominal values as of the balance sheet date:

In EUR millions As of March 31,	2004	2003
Fixed to variable-rate swaps	172	181
Variable to fixed-rate swaps	1,105	1,209

These instruments have different objectives:

- Hedging price risk relating to fixed-rate short and long-term debt and capital leases:
  By contracting a fixed-rate debt, the company is exposed to an opportunity risk if the rate falls.
  Given the current position of market rates in comparison with fixed contractual rates on certain of its short and long-term debt and capital leases, société Air France entered into a number of fixed to variable-rate swaps.

- Hedging of cash-flow risk relating to variable-rate short and long-term debt and capital leases:
  The Company has sought to fix the rate of certain variable-rate debts and thus entered into a number of variable to fixed-rate swaps.

Based on the above hedging arrangements, the Group's interest rate exposure can be presented as follows:

Fixed-rate financial assets and liabilities

In EUR millions As of March 31,	Bases		Average rate of interest	
	2004	2003	2004	2003
Fixed-rate financial assets	**13**	**15**	**9.30%**	**7.02%**
Perpetual subordinated loan securities	97	144	10.04%	10.04%
Bonds	-	99	6.54%	6.88%
Other long-term debt and capital leases	1,800	1,628	5.18%	4.82%
Short-term bank finance facilities and similar facilities	-	-	-	-
Fixed-rate financial liabilities	**1,897**	**1,871**	**5.46%**	**6.36%**

Variable-rate assets and liabilities

In EUR millions As of March 31,	Bases		Average rate of interest	
	2004	2003	2004	2003
Variable-rate financial assets	**163**	**403**	**2.25 %**	**2.84%**
Perpetual subordinated loan securities	19	25	2.70%	3.74%
Bonds	18	88	1.16%	1.57%
Other long-term debt and capital leases	2,114	1,699	3.12%	4.31%
Short-term bank finance facilities and similar facilities	289	417	2.04%	2.80%
Variable-rate finacial liabilities	**2,440**	**2,229**	**2.93%**	**3.96%**

27.2 Exchange rate risk

Current operations:
Although the Company's reporting currency is the euro (EUR), part of its cash flow is denominated in other currencies, such as the dollar (USD), the yen (JPY), the pound sterling (GBP) and the Swiss franc (CHF).
Commercial activities also generate and incur income and expenses in foreign currency. The Company's policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (USD, JPY, non-euro European currencies, etc.). Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of flight equipment:
Capital expenditure for flight equipment is denominated in US dollars. The Company hedges on the basis of projected fluctuations in the US dollar via forward sales and purchases and/or option-based strategies.

Long-term debt and capital leases:
A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument used:

In EUR millions As of March 31,		2004	2003
Operating hedges :			
Forward sales			
- JPY		124	276
- GBP		57	102
Maturity	- min	April 2004	April 2003
	- max	April 2006	October 2006
Forward purchases			
- USD		182	37
Maturity	- min	April 2004	April 2003
	- max	March 2005	September 2003
Exchange rate options			
- USD		227	-
- GBP		45	106
- JPY		-	4
Maturity	- min	April 2004	April 2003
	- max	March 2005	September 2004
Flight equipment acquisition hedging :			
- forward purchases		1,091	30
- forward sales		-	-
- put options	-	200	
Maturity	- min	April 2004	April 2003
	- max	May 2008	November 2003

27.3 Commodity risk - fuel prices

In the normal course of its business, the Company conducts transactions on the petroleum products markets in order to effectively manage the risks related to its purchases of aircraft fuel.
The Company's commitments on the crude and refined oil markets are shown below (nominal amounts):

In EUR millions As of March 31.	2004	2003
Petroleum swaps	25	202
Petroleum options	842	764
Maturity - min	April 2004	April 2003
- max	June 2007	March 2005

27.4 Counterparty risk management

Transactions which potentially generate counterparty risk for the Company are as follows:
- temporary financial investments,
- derivatives,
- trade receivables.

Financial investments are diversified investments in blue-chip securities negotiated with leading banks.
Company transactions in derivatives have the sole aim of reducing overall exposure to exchange rate and interest rate risks to which the Company is exposed in the normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.
Counterparty risk relating to trade receivables is limited due to the large number and geographical diversity of customers comprising the trade receivables portfolio.

As of March 31, 2004, the Company had not identified any specific counterparty risks relating to trade receivables.

27.5 Market value of financial instruments

Market values of financial instruments are estimated for the most part using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They are subject to the following inherent limitations:
- market values do not take into consideration the effect of subsequent fluctuations in interest or exchange rates,
- estimated amounts as of March 31, 2004 and 2003 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values shown.

The methods used are as follows:

Cash, trade receivables, other receivables, short-term bank finance, trade payables and other payables:
The Company believes that, due to the short-term nature of the above, net book value can be deemed a reasonable approximation of market value.

Marketable securities, investments and other securities:
The market value of securities is determined based on the market price or the prices available on other similar securities markets. Where no benchmark exists, net book value is used, which is deemed a reasonable approximation of market value in this instance.

Loans and other long-term debts and capital leases:
The exchange and interest rate swaps are specifically hedged against long-term debt and capital leases. The market value of these long-term debt and capital leases and loans has been determined after having taken the hedged swaps into account. Variable-rate loans and other long-term debt and capital leases are recorded at net book value. The market value of fixed-rate loans and other long-term debt and capital leases is determined based on discounted future cash flows at market interest rates for instruments with similar features.

Off-balance sheet instruments:
The market value of off-balance sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2004 and 2003 calculated using the year-end market rate.

Market values calculated in this way are shown in the table below:

In EUR millions As of March 31,	2004		2003	
	Net book value	**Estimated market value**	**Net book value**	**Estimated market value**
Balance sheet				
Investment securities	81	76	104	90
Loans				
- fixed-rate	4	4	4	4
- variable-rate	36	36	11	11
Marketable securities	1,478	1,478	1,039	1,039
Bonds				
- fixed-rate	-	-	99	105
- variable-rate	18	18	88	88
Perpetual subordinated loan securities	116	155	169	182
Other loans and long-term debt and capital leases				
- fixed-rate	1,800	1,822	1,628	1,723
- variable-rate	2,114	2,114	1,699	1,697
Other short-term loans and long-term debt and capital leases	289	289	417	417
Off-balance sheet (1)				
Treasury management instruments				
- exchange rate options	-	5	-	(2)
- forward currency contracts	-	21	-	(14)
- currency swaps	-	-	-	28
Commodity instruments				
- petroleum swaps	-	154	-	29

'(1) For off-balance sheet financial instruments, the figures quoted as market values represent unrealized gains and losses as of March 31, 2004 and 2003.

28. Leases

28.1 Capital leases

In EUR millions
As of March 31,

	2004	2003
Aircraft		
Minimum lease payments by maturity		
Y + 1	161	202
Y + 2	134	162
Y + 3	281	134
Y + 4	172	258
Y + 5	100	174
> 5 years	591	644
Total	**1,439**	**1,574**
Of which interest	185	229
Aircraft capital leases	**1,254**	**1,345**
Buildings		
Minimum lease payments by maturity		
Y + 1	20	11
Y + 2	21	11
Y + 3	22	11
Y + 4	21	11
Y + 5	19	10
> 5 years	127	21
Total	**230**	**75**
Of which interest	34	11
Building capital leases	**196**	**64**
Equipment capital leases	**3**	**4**
Total capital leases	**1,453**	**1,413**

28.2 Operating leases

In EUR millions
As of March 31,

	2004	2003
Aircraft		
Minimum lease payments by maturity		
Y + 1	502	465
Y + 2	467	466
Y + 3	388	404
Y + 4	319	328
Y + 5	241	257
> 5 years	370	439
Total	**2,287**	**2,359**

For practical reasons, it is not Company policy to disclose the schedule of minimum payments for other operating leases.

29. Flight equipment orders

Due dates for commitments in respect of flight equipment orders are as follows:

In EUR millions As of March 31,	2004	2003
Y + 1	779	661
Y + 2	839	1,065
Y + 3	332	849
Y + 4	375	530
Y + 5	590	301
> 5 years	261	740
Total	**3,176**	**4,146**

These commitments relate to the amounts in USD which are converted into Euros at the year-end exchange rate.

During the year ended March 31, 2004, decrease in the number of Air France's orders primarily reflect continued rolling out the deliveries schedules in accordance with initial backlog. The Company has consequently received eight aircraft between April 1, 2003 and March 31, 2004: two A330-200s, one A320 and five A318s.
Over this period, no new commitments or orders has been made or options signed, since the main decisions regarding the renewal of the passenger and cargo fleet had already been agreed upon and incorporated into contracts with manufacturers.

Regional-company fleet
The regional companies received delivery of two CRJ 700s and two Embraer 145s.
Five planes (four A320 family aircraft and one A330) were in storage as of March 31, 2004. The planes are owned by a financing company in which Air France has no equity interest. Had this company been consolidated, financial debt and flight equipment fixed assets would have increased by 171 million euros. These aircraft are included in the commitments below.

Medium-haul fleet
The main event over this period was the introduction of the A318, which began in October 2003. As of March 31, 2004, five planes have been delivered to Air France, with a sixth A318 to be delivered in April 2004, taking the fleet in operation up to six by the summer of 2004. The fleet is moving on to the last stage in its streamlining process centered on these four models from the A320 family. This process will end with the last of the B737s scheduled to be retired in the winter of 2006-2007. The last nine planes from the order are scheduled to be delivered over the next few financial years, in connection with the B737 fleet retirement program.
In connection with the "A320 Family" contract, Air France received one A320 in December 2003.
Furthermore, the last two firm orders as part of this contract, scheduled to be delivered in April 2005 and March 2006 respectively, have been changed from A320s to A319s.
The four planes (two A320s, one A321 and one A319), included in the storage operation decided on in the fall of 2002, were still the property of the financing vehicle set up for this purpose as of March 31, 2004, although traffic forecasts have made it possible to begin taking them out of storage for the summer of 2004.

Long-haul fleet

In the fourth quarter, Air France received delivery of two A330-200s, one of which corresponded to the taking out of storage of one of the two planes included in the deferral operation that occurred during the fall of 2002. In the summer of 2004, the fleet will be increased to thirteen A330-200s, with the introduction of one leased plane. The outstanding number of orders in the backlog at March 31, 2004, included three aircraft: two new A330-200s to be delivered during the 2005-2006 financial year and a second stored plane, which is scheduled to enter into service in the summer of 2005.

Air France did not receive deliveries of any Boeing planes in the 2003-2004 financial year. At year-end, the orders placed with this manufacturer consisted primarily of the ten new long-haul 777-300ERs, which are sheduled to be brought into service during the 2004-2005 financial year, and the last 747-400ER, which is to be delivered in June 2005.

Company's commitments concern the following aircraft:

			To be delivered in					
			Y + 1	**Y + 2**	**Y + 3**	**Y + 4**	**Y + 5**	**> 5 years**
A 318	**March 31, 2004**	**Firm orders**	4	3	3	-	-	-
		Options	-	-	5	2	-	3
	March 31, 2003	Firm orders	5	3	4	3	-	-
		Options	-	-	3	4	3	-
A 319	**March 31, 2004**	**Firm orders**	1	2	-	-	-	-
		Options	-	-	-	-	-	-
	March 31, 2003	Firm orders	1	-	-	-	-	-
		Options	-	6	4	1	-	6
A 320	**March 31, 2004**	**Firm orders**	2	-	-	-	-	-
		Options	-	1	2	1	-	-
	March 31, 2003	Firm orders	2	2	1	-	-	-
		Options	-	-	-	-	-	-
A 321	**March 31, 2004**	**Firm orders**	1	-	-	-	-	-
		Options	-	-	-	-	-	-
	March 31, 2003	Firm orders	1	-	-	-	-	-
		Options	-	-	1	-	1	-
A 330	**March 31, 2004**	**Firm orders**	-	3	-	-	-	-
		Options	-	1	2	2	-	1
	March 31, 2003	Firm orders	3	1	1	-	-	-
		Options	-	1	3	2	-	-
A 380	**March 31, 2004**	**Firm orders**	-	-	-	3	5	2
		Options	-	-	-	-	2	2
	March 31, 2003	Firm orders	-	-	-	3	2	5
		Options	-	-	-	-	2	2
B 747	**March 31, 2004**	**Firm orders**	-	1	-	-	-	-
		Options	-	-	-	-	-	-
	March 31, 2003	Firm orders	-	-	1	-	-	-
		Options	-	-	-	-	-	-
B 777	**March 31, 2004**	**Firm orders**	3	5	2	-	-	-
		Options	-	-	2	4	3	1
	March 31, 2003	Firm orders	-	4	6	-	-	-
		Options	-	-	-	-	3	7
Embraer 145	**March 31, 2004**	**Firm orders**	1	5	2	-	-	-
		Options	-	-	-	-	-	-
	March 31, 2003	Firm orders	2	3	3	2	-	-
		Options	-	-	-	-	-	-
CRJ 700	**March 31, 2004**	**Firm orders**	1	1	-	-	-	-
		Options	-	-	-	-	-	-
	March 31, 2003	Firm orders	3	1	-	-	-	-
		Options	-	-	-	-	-	-

30. Other commitments

30.1 Commitments provided

In EUR millions As of March 31,	2004	2003
Call on investment securities	13	9
Put on investment securities	(2)	(2)
Total	**11**	**7**
Warranties, sureties and guarantees	16	35
Morgaged or secured assets	1,650	1,311
Other purchase	215	189

At March 31, 2003, the warranties, sureties and guarantees given corresponded primarily to the guarantee given by Air France to financial institutions relative to the leasing of five Fokkers by Air Littoral. Pursuant to this agreement, if Air Littoral were to default on payments, Air France would cover the payment of the leasing fees due by Air Littoral, and in return, would be entitled to use these planes. The guarantee given, which corresponds to the minimum amount of future lease charges for the five Fokkers in the event of failure to meet payments by Air Littoral, came to a total of 23 million euros at March 31, 2003 (37 million at March 2002). As Air Littoral was declared bankrupt during the financial year ended March 31, 2004, Air France has taken on Air Littoral's commitments relative to the leasing agreements for the five Fokkers, with three of them brought into service on its own lines between November 2003 and March 2004. The other two will enter into service in May and July 2004.

30.2 Commitments received

In EUR millions As of March 31,	2004	2003
Warranties, sureties and guarantees	106	151
Other	9	6

Warranties, sureties and guarantees are comprised primarily of letter of credit received from financial institutions.

30.3 Litigation and court action

To the company's knowledge, there is no litigation, arbitration or exceptional event likely to have or have had in the recent past a significant impact on the financial position, net income, and assets of the company or the group.

39th hour litigation
Before it was reduced to 35 hours, the legal working week of ground staff as set by regulation in January 1995 was increased from 38 to 39 hours in connection with the "Reconstruire Air France" plan. Beginning in 1999, more than 4,000 employees contested the modified working week before the courts, claiming payment for the 39th hour worked each week.
In September 2002, the Court of Cassation rendered several rulings in favor of the company, which should put an end to the current proceedings. There are currently no risks to report. This dispute has now been settled.

Hall litigation
In June 2000, several travel agents residing in the state of North Carolina, USA, as well as the professional association to which they belonged (Association of Retail Travel Agents), launched a suit before a federal court of the state against several major US airlines for collusion, following a reduction in 1999 of commissions paid to the agents by these companies for the issue of tickets.
During 2002, these same travel agents gradually drew three major European airlines, including Air France, into the proceedings. The suit initiated by the travel agents was recognized as a class action suit by the court hearing the case.
The amount of damages claimed jointly and severally against the airlines, for the alleged losses, totals USD 17,500,000,000. The amount could be tripled should the US legislation governing collusion be applied.
Air France believes the collusion charge is without merit and will seek its dismissal before the ruling court.
In its decision of October 30, 2003, the Court dismissed the travel agents' claims and cleared all the US and European airlines involved in the suit.
The plaintiffs have appealed this decision before the Court of Richmond (Virginia).
No provision has been recorded in this regard.

TAM Travel litigation
A certain number of travel agents, who were initially plaintiffs in the Hall case, decided to sue individually before the Court of the State of California. This litigation is identical to the Hall case. Certain defendants have requested that the Tam Travel case be stayed until the appeal in the Hall case is decided. The judge rejected this request on May 3, 2004. As the consequence, the procedure is still pending.
No provision has been recorded in this regard.

Litigation between Servair and its employees
During 2000 and at the start of 2001, a considerable number of Servair employees launched a suit before the Labor Court for payment of backdated wages. The plaintiffs stated that the time spent when dining in the company restaurant constituted a period during which the employee is under the authority of the employer and should therefore be paid as for normal working hours. Conversely, Servair considered that the time spent on meals constituted an interruption in working time that is not entitled to remuneration.
In a definitive ruling on November 8, 2001, the Court of Appeal sided with the position argued by Servair.
Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still before the courts. The Company has not recorded any provisions with respect to these disputes.

Security lawsuit in U.S

Certain beneficiaries of victims of the terrorist attacks on September 11, 2001, filed a lawsuit in New York at the end of 2003 against the airport authorities responsible for running the Newark, Washington and Boston airports, from which the planes used for the attacks took off.

As part of this case, all the subcontractors and airlines working at these airports have also been summoned, including Air France, which at the time of the attacks operated flights out of these three hubs.

The plaintiffs allege that the airport authorities, their subcontractors and the airlines in question are guilty of negligence, notably with regard to the choice of companies appointed to manage security at the aforementioned hubs.

Air France, which has an aviation policy covering its third-party liability up to 2 billion dollars, believes that the claim against it in this lawsuit is totally unfounded. No provision has been recorded in this regard.

31. Cash flow statement

31.1 Cash and cash equivalents

In EUR millions As of March 31,	2004	2003
Cash at bank	330	193
Cash equivalents *(note 20)*	1,364	746
Short-term bank finance and similar facilities *(note 23)*	(289)	(267)
Cash and cash equivalents	**1,405**	**672**

In the 2003/2004 financial year, 6 million euros were invested in the acquisition of additional Servair securities and 4 million euros on the Opodo capital increase.

In the 2002/2003 financial year, investments corresponded primarily to the acquisition of a 2% equity interest in Alitalia for 23 million euros and 21 million euros as part of the ongoing program to invest in Opodo.

32. Other key events over the year

On September 18, 2003, Air France concluded a "salary-share swap" agreement with its staff, under which the company's employees will be able to purchase Air France shares directly from the French State in return for voluntary wage cuts over a six-year period. This possibility is only available if and when the French State decides to sell part of its interest in Air France.

The "salary-share swap" agreement is dependent on the State conducting an operation to sell off part of its stake. On July 29, 2002, the Government announced its intention to scale its interest in Air France down to 20%. A commitment moving in this direction was also included in the statement of intent issued by the French and Dutch governments concerning the proposed merger of Air France and KLM. The total number of Air France shares that may be transferred by the French State in connection with the "salary-share swap" agreement is limited by law to 6% of the total number of Air France shares outstanding, i.e. 13,186,853 shares.

Insofar as the French state will be providing all the shares offered to employees, but will share the profits generated by the reduction in salaries with the other shareholders of Air France, an agreement has been concluded between Air France and the French State, with Air France to pay compensation to the State for the costs relative to the "salary-share swap".

As of the date on which the French Government allocates its shares to Air France employees, Air France will have two years to pay such compensation. Funds owed to the State will begin to accrue interest after 90 days. To compensate the State, Air France may either make a payment in cash to the State or provide the State with additional Air France securities.

33. Subsequent events review

On April 5, 2004, Air France proposed a public exchange offer to holders of KLM ordinary shares. The exchange ratio was set at 11 Air France shares and 10 warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM New York Registry Shares. Three Air France warrants would entitle holders to acquire and/or subscribe to two Air France shares at an exercise price of 20 euros per Air France share. The warrants have a maturity of three and a half years as of May 6, 2004, and may be exercised beginning on November 6, 2005. The ADWs will be subject to the same strike price and conditions for conversion into Air France shares or ADSs as the Air France warrants.

At the end of the offer period (May 3, 2004), KLM's shareholders submitted 41,762,597 ordinary shares, including 7,708,460 New York Registry Shares. Accordingly, Air France issued 45,938,857 new shares and 41,762,597 warrants. The new breakdown of Air France's capital is as follows: French government 44.7%, Air France employees 10.5%, Public 44.8%. Air France is a privatized company and its shares are listed on the Paris, Amsterdam and New York stock exchanges.
Air France has decided to launch a supplementary offer period, under the same conditions, which started on May 4, 2004, and is scheduled to end on May 21, 2004.

34. Scope of consolidation at march 31, 2004

	Address	Siren	Stock	% Interest	% control	Method	Year end
AIR FRANCE SERVICES LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - Grande-Bretagne	Foreign	7,000,000 gbp	100	100	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - Espagne	Foreign	27,898,000 €	23	43	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - Grande-Bretagne	Foreign	800,000 gbp	50	50	Equity method	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,400,000 €	60	60	Fully consolidated	Mar-31
REENTON DEVELOPMENT LTD Sub group							
REENTON DEVELOPMENT LIMITED	Room 901, 9th Floor, Tien Cheung Hong Building- 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	10,000 hkd	51	51	Fully consolidated	Dec-31
HANGXIN HITECH RESOURCES HOLDING LTD	Room 901, 9th Floor, Tien Cheung Hong Building -77-81 Jervois Street Sheung Wan - Hong Kong	Foreign	77,984 hkd	41	80	Fully consolidated	Dec-31
HARBIN HANGXIN N°8, AVIONICS CO. LTD	Bohaiyi Road, Jizhongqu, Hapin Road Harbin Economic Development Zone Harbin 150060 - Chine	Foreign	1,283,865 cny	41	80	Fully consolidated	Dec-31
GUANGZHOU HANGXIN AVIONICS CO. LTD	N° 2, Kexin Road, TIANHE, 510630 Guangzhou - Chine	Foreign	26,944,758 cny	41	80	Fully consolidated	Dec-31
SHANGHAI HANGXIN AERO MECHANICS CO. LTD	N° 12-C, Jinwen Road, Zhuqiao, Nanhui District, 201323 Shanghai - Chine	Foreign	3,476,424 cny	41	80	Fully consolidated	Dec-31
SINGAPORE HANGXIN AVIATION ENG. PTE	N° 66, Loyang Way Singapore 508756	Foreign	16,000 sgd	12	30	Equity method	Dec-31
SHANGDONG XIANGYU AERO-TECHNOLOGY	Yaoqiang International Airport, Jinan	Foreign	3,380,000 cny	8	20	Equity method	Dec-31

	Address	Siren	Stock	% Interest	% control	Method	Year end
UILEAG HOLDING COMPANY LTD *sub group*							
UILEAG HOLDING COMPANY LIMITED	5 Harbourmaster Place, Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
O'FIONNAGAIN HOLDING COMPANY LIMITED	5 Harbourmaster Place, Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 1 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 2 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 3 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 4 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 5 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 6 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 7 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 8 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 9 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 10 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 11 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 12 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 13 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 14 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 15 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31
TAKEOFF 16 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Irlande	Foreign	1 €	100	100	Fully consolidated	Mar-31

	Address	Siren	Stock	% Interest	% control	Method	Year end
AIR FRANCE FINANCE sub group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	200,000,000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,984,000 €	30	30	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 Irlande	Foreign	3,502,508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegativeg Oost Curaçao- Antilles Néerlandaises	Foreign	39,209,180 usd	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Maurice	Foreign	6,697,487 usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376 €	100	100	Fully consolidated	Mar-31
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - Irlande	Foreign	5,079,968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000 €	100	100	Fully consolidated	Mar-31
FPSEA	57 rue Ledru Rollin 94 200 Ivry sur Seine	449 171 222	1,000,000 €	49	49	Proportionally consolidated	Dec-31
GIE JEAN BART	260 Bd Saint Germain 75007 Paris	430 337 766	-	10	10	Fully consolidated	Dec-31
GIE SURCOUF	260 Bd Saint Germain 75007 Paris	432 655 785	-	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	100,000,000 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112 €	100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d'Ivoire	Foreign	3,600,000,000 xof	39	76	Fully consolidated	Dec-31
TEAM TRACKERS	Olivova 4/2096 - 11000 Praha 1 République tchèque	Foreign	17,500,000 czk	49	49	Proportionally consolidated	Dec-31

	Address	Siren	Stock	% Interest	% control	Method	Year end
SERVAIR sub group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208 €	94	94	Fully consolidated	Dec-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000 €	94	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000 €	48	51	Fully Globale	Dec-31
AEROFORM	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	448 568 702	8,000 €	94	100	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40,000 €	94	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	450,000 €	48	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano - Italie	Foreign	2,000,000 €	30	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US Grande Bretagne	Foreign	17,068,000 gbp	26	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500 €	90	95	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000 €	94	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000 €	94	100	Fully consolidated	Dec-31
CULIN'AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760 €	53	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - Sénégal	Foreign	215,000,000 cfa	48	51	Fully consolidated	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	4,860,000 usd	94	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street City of Wilmington 400 - State of Delaware USA	Foreign	920,000 usd	46	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000 usd	46	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000 usd	42	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street City of Wilmington 400 - State of Delaware USA	Foreign	450,000 usd	46	49	Equity method	Dec-31

	Address	Siren	Stock	% Interest	% control	Method	Year end
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380,000 €	94	100	Fully consolidated	Dec-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	40,000 €	47	50	Proportionally consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 Togo	Foreign	100,000,000 cfa	17	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - Macao	Foreign	16,000,000 mop	16	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako - Mali	Foreign	350,000,000 cfa	68	99	Fully consolidated	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	5,700,000 €	95	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500 €	94	100	Fully consolidated	Dec-31
PRESTAIR	1 rue du Pont de Pierre BP 61 - Wissous 91422 Morangis Cedex	429 723 737	7,500 €	94	100	Fully consolidated	Dec-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000 €	48	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - Sénégal	Foreign	30,600,000 cfa	32	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - Espagne	Foreign	710,797 €	33	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport - 918141 Singapour	Foreign	1,040,000 sgd	48	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500 €	94	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - Gabon	Foreign	250,000,000 cfa	38	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1 905 000 €	94	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - Seychelles	Foreign	312,500 scr	52	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	547,500 €	94	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000 €	92	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000 €	47	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,622 €	94	100	Fully consolidated	Dec-31

Auditors' report on the consolidated financial statements



Dear Shareholders,

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Air France for the year ended March 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

1. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of the Group as at March 31, 2004 and the results of its operations for the year then ended.

Without qualifying the opinion expressed above, we would draw your attention to Notes 2.1 and 2.2 of the consolidated financial statements, which present the following changes in accounting methods and estimates:

- The change in accounting method related to the recognition of long-service medals detailed in Note 2.1: subsequent to the April 1, 2003 recommendation of the *Conseil National de la Comptabilité* and pursuant to regulation 2000-06 on liabilities, Air France now provides for the cost of long-service medals.
- The change in method for estimating the debt related to the "frequent flyer" loyalty program *(Fréquence Plus)* detailed in Note 2.2: following studies carried out during the year ended March 31, 2004 in regard to the actions of passengers who were members of the *Fréquence Plus* program and developments in the program, Air France adjusted the estimate of the debt recorded.

2. Justification of our assessments

Pursuant to Article L.225-235 of the French Commercial Code governing the justification of our assessments, as introduced by the French Financial Security Act of August 1, 2003, which applies for the first time this year, we hereby report on the following:

As detailed in Note 2.25 to the consolidated financial statements, Air France management makes estimates and assumptions that affect the amounts shown in its financial statements and the notes thereto. This note also indicates that actual results could differ from estimates. As part of our audit of the consolidated financial statements for the year ended March 31, 2004, we consider that among the accounts subject to significant accounting estimates and a justification of our assessments are goodwill, tangible and intangible fixed assets, long-term investments, deferred tax assets, advance ticket sales, and provisions for liabilities.

In accordance with the French professional standard applicable to accounting estimates, we have:

- For the aforementioned assets and advance ticket sales, assessed the data and assumptions on which the estimates are based, reviewed the company's calculations, compared the accounting estimates of prior periods with the corresponding actual figures and examined the management approval procedures for these estimates.
- For the provisions for liabilities, assessed the bases on which these provisions were recognized, reviewed the information relative to these liabilities contained in the notes to the consolidated financial statements and examined the management approval procedures for these estimates.

As part of our assessment of your company's accounting policies, we have satisfied ourselves as to the validity of the aforementioned changes in accounting methods and estimates and their presentation.

These assessments are part of our audit approach to the consolidated financial statements taken as a whole and therefore contribute to the expression of the unqualified opinion given in the first part of this report.

3. Specifc procedures

We have also verified the information given in the Group management report. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris La Défense and Neuilly-sur-Seine, July 22, 2004

The Auditors

KPMG Audit
Department of KPMG S.A.

Jean-Paul Vellutini
Partner

Jean-Luc Decornoy
Partner

Deloitte Touche Tohmatsu - Audit

Pascal Pincemin
Partner

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditors' report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessment of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. Such report, together with the statutory auditors' report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

Parent company financial statements



"The parent company financial statements are not presented in full in the present annual report. The elements omitted do not contain any significant information that would help readers form a clearer opinion."

1. Comments

The Air France parent company financial statements for the year ended 31 March 2004 show a net loss of 453 million euros (compared with a loss of 218 million euros for the year ended 31 March 2003).

Through to 31 March 2003, a provision for large-scale maintenance operations was booked in connection with the major airframe inspections carried out. Large-scale maintenance operations on engines were booked as expenses.

Pursuant to Regulation 2003-07 of the French Accounting Standards Board, which will be applied to fiscal years beginning after 1 January 2003 and which amended Article 15 of Regulation 2002-10 relative to the depreciation and amortisation of assets, Air France, having not adopted the component-based approach for its parent company financial statements pending the ruling by the French tax authorities, is now required to book a provision in its parent company financial statements for large-scale maintenance operations on company-owned and leased engines.

In accordance with Notices 97-06 and 00-A issued by the Accounting Standards Board, the impact of this change in method is reflected in the income statement. This change in method reduced earnings for the year by 359 million euros.

Considering Air France's dominant position within the Group, the information presented previously with respect to the consolidated financial statements broadly describes the activities of the Company.

In addition to the impact linked to the change in method outlined above, the main factors behind the difference between results for the consolidated financial statements and the parent company financial statements are a result of the following restatements:

Fixed assets on aircraft: they are depreciated over a period of 18 years, with a residual value of 10% in the consolidated financial statements, whereas in the parent company financial statements they are amortised over 13 years; lease charges are recorded directly as external expenses in the parent company financial statements whereas in the consolidated financial statements, they are restated as financial expenses and depreciation and amortisation charges. All of these restatements are reflected in a 28 million euros improvement in the consolidated financial statements.

Provisions in the parent company financial statements on consolidated subsidiaries: 66 million euros in the parent company financial statements.

Amortisation of the TSDI (perpetual subordinated floating-rate notes) loan in the consolidated financial statements and not in the parent company financial statements: 44 million euro improvement in the consolidated financial statements.
Capitalisation of interim interest on fixed asset acquisitions in the consolidated financial statements (not possible in the parent company financial statements under French accounting regulations): 20 million euro improvement in the consolidated financial statements.

Staggering of provisions for employee and retirement benefit commitments in the parent company financial statements, which were already provisioned in full in the consolidated financial statements: 30 million euro improvement in the consolidated financial statements.

The other differences primarily concern the cancellation of translation differences in the consolidated financial statements, and the ability to recognise deferred tax credits in the consolidated financial statements.

The Company opted for tax consolidation with effect from 1 April 2002. The tax consolidation process enabled Air France to generate 0.9 million euros in tax savings.

2. Dividend

For the 2003-04 financial year, the Annual General Meeting will be asked to vote on a dividend of 5 euro cents (7.5 including the avoir fiscal tax credit).

Over the last three years, the following dividends were paid out:

- 2000-01: dividend of 22 euro cents (33 cents including the avoir fiscal tax credit);
- 2001-02: dividend of 10 euro cents (15 cents including the avoir fiscal tax credit);
- 2002-03: dividend of 6 euro cents (9 cents including the avoir fiscal tax credit).

Income statement



for the year ended 31 March
(in million euros)

	2004	2003	2002
Operating income			
Revenues	11,345	11,731	11,671
Capitalised production	28	49	81
Release of provisions and amortization	188	188	174
Transferred expenses	94	127	129
Other income	7	3	33
Total operating income	**11,662**	**12,098**	**12,088**
Operating expenses			
Cost of sales	6,853	7,380	7,545
Tax and related payments	155	141	134
Personnel costs	3,615	3,436	3,314
Depreciation, amortization and provisions	1,367	892	800
Other expenses	161	181	225
Total operating expenses	12,151	12,029	12,018
Net operating income	**(489)**	**69**	**70**
Share in income/(loss) of joint ventures	5	12	(9)
Financial income	554	578	623
Financial expenses	665	685	752
Net financial expense	**(111)**	**(106)**	**(129)**
Net income/(loss) from ordinary activities before tax	**(596)**	**(25)**	**(68)**
Non-recurring income	1,512	541	834
Non-recurring expenses	1,353	735	724
Non-recurring items	**159**	**(194)**	**110**
Corporate income tax	16	(2)	0
Net income/(loss)	**(453)**	**(218)**	**42**

Balance sheet

At 31 March
(in million euros)

ASSETS	2004	2003	2002
Intangible fixed assets	25	29	31
Property, plant and equipment	5,614	5,883	5,850
of which: flight equipment	4,343	4,709	4,642
Long-term investments	1,193	759	771
Total non-current assets	**6,832**	**6,671**	**6,652**
Inventory and work in-process	102	163	213
Operating receivables, of which:	1,869	1,674	1,629
Trade receivables and related accounts	1,581	1,362	1,335
Other operating receivables	288	311	294
Other accounts receivable	142	451	337
Marketable securities	1,413	989	1,347
Cash at bank and in hand	307	164	253
Total current assets	**3,832**	**3,442**	**3,779**
Prepayments and accrued income	**409**	**424**	**469**
Total assets	**11,073**	**10,538**	**10,900**

At 31 March
(in million euros)

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003	2002
Shareholders' equity			
Share capital	1,868	1,868	1,868
Additional paid-in capital	261	261	261
Reserves	415	649	635
Retained earnings	0	0	0
Net income/(loss) for the year	-453	-218	42
Tax-driven provisions and investment subsidies	1,027	1,086	989
Total shareholders' equity	**3,118**	**3,647**	**3,795**
Provisions for liabilities and charges	1,244	822	795
Liabilities			
Borrowings	3,224	2,848	2,875
Operating payables, of which:	3,100	2,970	3,111
Trade payables and related accounts	1,190	1,317	1,342
Advance ticket sales	993	902	1,029
Other operating payables	918	751	740
Other accounts payable	118	36	104
Total liabilities	**6,442**	**5,854**	**6,090**
Accruals and deferred income	**268**	**215**	**220**
Total liabilities and shareholders' equity	**11,073**	**10,538**	**10,900**

Subsidiaries and equity interests



(in thousand euros)

	Siren No.	Share capital	Shareholders' equity	% of share capital held	Book value of securities Gross
A) *Detailed information on investments*					
with a gross value of more than EUR 15 million					
1 - Subsidiaries (stake of more than 50%)					
AIR FRANCE FINANCE (Roissy)					
subsidiaries held by Air France Finance:					
	341,178,697 (1)	200,000	(409)	100.00%	428,932
- BRIT AIR	927,350,036 (1)	23,483	34,270	100.00%	96,054
- CITYJET	(1)	5,080	(8,511)	100.00%	1,270
- REGIONAL CAE	335,351,920 (1)	100,000	(193,953)	95.51%	148,820
SERVAIR (Roissy)	722,000,395 (2)	52,386	52,415	94.50%	93,484
2 - Equity interests (stake of less than 50%)					
AMADEUS GTD (Spain)	(2)	27,898	569,701	23.36%	15,095
ALITALIA (Italy)	(3)	1,433,035	241,997	2.00%	21,707
B) Aggregate information in respect of other					
subsidiaries and equity interests					
1 - Subsidiaries					
a) French subsidiaries (total)					11,674
b) Foreign subsidiaries (total)					6,974
2 - Equity interests					
a) French subsidiaries (total)					3,526
b) Foreign subsidiaries (total)					26,741

(1) Company financial statements for the financial year ended 31 March 2004
(2) Consolidated financial statements for the financial year ended 31 December 2003
(3) Consolidated financial statements at 31 December 2002
(4) Provisions for liabilities and charges or provisions for receivables

The financial statements of the AIR FRANCE COMPANY are consolidated within the AIR FRANCE GROUP

Book value of securities Net	Outstanding loans and advances granted by the Company	Guarantees given by the parent Company	Net sales for the most recent financial year	Net income/(loss) for the most recent financial year	Dividends received by the parent company during the year	Comments Revaluation differences or provisions
245,923	105,588	-		46,331		
96,054			367,708	(363)	513	
1,270	8,540	24,327	171,367	5,975		
60,308	79,441	179,107	447,944	93,555		
93,484	2,000	12,073	521,093	(7,718)		
15,095			1,929,009	160,114	7,233	
21,707			4,748,435	93,143		
6,381	7,379				1,928	3,110 [4]
1,424	3,165	1,190			-	1,103 [4]
3,037	1,847				88	1,847 [4]
23,701	2,678				906	2,908 [4]

Five-year financial summary

Year ended 31 March	2000	2001	2002	2003	2004
1. Share capital at year end					
Share capital (in euros)	1,809,290,532	1,868,137,539	1,868,137,539	1,868,137,539	1,868,137,539
Number of ordinary shares outstanding					
Number of preferred shares	219,780,887	219,780,887	219,780,887	219,780,887	219,780,887
Maximum number of shares that may be created by					
. conversion of bonds	0	0	0	0	0
. exercise of subscription rights	0	0	0	0	0
2. Transactions and results for the year (in thousand euros)					
Net revenues	10,067,422	11,637,679	11,670,871	11,703,679	11,344,755
Net income before income tax, employee profit-sharing, depreciation, amortization and provisions	902,434	866,772	771,375	628,753	507,862
Income tax	0	0	0	(1 777)	15,945
Employee profit-sharing for the year	0	0	0	0	0
Net income/(loss) after income tax, employee profit-sharing, depreciation, amortization and provisions	182,455	205,169	41,917	(217,624)	(452,558)
Distributed net income	33,369	61,013	21,690	13,014	13,347
3. Per share data (in euros)					
Net income after income tax and employee profit-sharing but before depreciation, amortization and provisions	4.11	3.94	3.51	2.86	2.24
Net income/(loss) after income tax, employee profit-sharing, depreciation, amortization and provisions	0.83	0.93	0.19	(0.99)	(2.06)
Dividend per share	0.14	0.22	0.10	0.06	0.05
4. Employees					
Average number of employees during the year	52,213	55,777	59,296	59,731	59,788
Total payroll costs (in thousand euros)	2,102,244	2 301,741	2,443,904	2,528,771	2,639,480
Employee welfare contributions and similar charges (in thousand euros) (social security, employee organizations, etc...)	773,919	810,047	869,692	907,126	975,878

Auditors' report on the parent company financial statements

Dear Shareholders,

In accordance with our appointment as auditors at your Annual General Meeting, we hereby report to you for the year ended March 31, 2004 on:
- the audit of the accompanying financial statements of Air France S.A.,
- the justification of our assessments,
- the specific procedures and disclosures required by law.

The financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements, based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of Air France S.A. as at March 31, 2004 and the results of its operations for the year then ended, in accordance with French accounting regulations.

Without qualifying the opinion expressed above, we would draw your attention to Note 1 of the financial statements, which presents the following changes in accounting methods and estimates:

- The change in accounting method for major engine maintenance expenses for aircraft owned outright or held under finance lease: pursuant to regulation 2003-07 of the *Comité de la Réglementation Comptable* applicable to fiscal years commencing on or after January 1, 2003 and amending article 15 of regulation 2002-10 regarding the depreciation, amortization and write-down of assets, Air France is now obliged to recognize a major maintenance provision for engines owned outright or held under finance lease. The impact of this change in method was fully recognized in the income statement in accordance with statements 97-06 and 00-A of the *Conseil National de la Comptabilité.*
- The change in accounting method related to the recognition of long-service medals: subsequent to the April 1, 2003 recommendation of the *Conseil National de la Comptabilité* and pursuant to regulation 2000-06 on liabilities, Air France will now provide for the cost of long-service medals.
- The change in method for estimating the debt related to the "frequent flyer" loyalty program *(Fréquence Plus)*: following studies carried out during the year ended March 31, 2004 in regard to the actions of passengers who were members of the *Fréquence Plus* program and developments in the program, Air France adjusted the estimate of the debt recorded.

2. Justification of our assessments

Pursuant to Article L.225-235 of the French Commercial Code governing the justification of our assessments, as introduced by the French Financial Security Act of August 1, 2003, which applies for the first time this year, we hereby report on the following:

The management of Air France makes estimates and assumptions that affect the amounts shown in its financial statements and the notes thereto. As part of our audit of the financial statements for the year ended March 31, 2004, we consider that among the accounts subject to significant accounting estimates and a justification of our assessments are tangible and intangible fixed assets, long-term investments, advance ticket sales, and provisions for liabilities.

In accordance with the French professional standard applicable to accounting estimates, we have:

- For the aforementioned assets and advance ticket sales, assessed the data and assumptions on which the estimates are based, reviewed the company's calculations, compared the accounting estimates of prior periods with the corresponding actual figures and examined the management approval procedures for these estimates.
- For the provisions for liabilities, assessed the bases on which these provisions were recognized, reviewed the information relative to these liabilities contained in the notes to the consolidated financial statements and examined the management approval procedures for these estimates.

As part of our assessment of your company's accounting policies, we have satisfied ourselves as to the validity of the aforementioned changes in accounting methods and estimates and their presentation.

These assessments are part of our audit approach to the financial statements taken as a whole and therefore contribute to the expression of the unqualified opinion given in the first part of this report.

3. Specific procedures and disclosures

We have also performed the other procedures required by law, in accordance with professional standards applicable in France.

We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the Board of Directors' management report and the documents addressed to the shareholders in respect of the financial position and the financial statements.

Pursuant to the law, we have verified that the management report contains the appropriate disclosures as to the acquisition of participating and controlling interests and the percentage interests held by shareholders.

Paris La Défense and Neuilly-sur-Seine, 22 July 2004

The Auditors

KPMG Audit
Department of KPMG S.A.

Jean-Paul Vellutini
Partner

Jean-Luc Decornoy
Partner

Deloitte Touche Tohmatsu - Audit

Pascal Pincemin
Partner

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' report includes for the information of the reader, as required under French law in any auditors' report, whether qualified or not, an explanatory paragraph separate from and presented below the audit opinion discussing the auditors' assessment of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements. Such report, together with the statutory auditors' report addressing financial reporting in management's report on internal control, should be read in conjunction and construed in accordance with French law and French auditing professional standards.

Statutory auditors' report on regulated agreements



To the shareholders,

In our capacity as statutory auditors of your Company, we hereby present to you our report on the regulated agreements.

Agreements entered into by the Company during the year ended March 31, 2004

In accordance with article L. 225-40 of the Commercial Code, we have been advised of agreements which have been previously authorised by your Board of Directors.

We are not required to ascertain whether any other agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of the agreements of which we were notified. It is not our role to determine whether they are beneficial or appropriate. It is your responsibility, under the terms of article 92 of the March 23, 1967 Decree, to evaluate the benefits arising from these agreements prior to their approval.

We conducted our work in accordance with professional standards applicable in France; those standards require that we perform the procedures deemed necessary so as to verify that the information provided to us is in agreement with the underlying documentation from which it was extracted.

Agreement between Air France Finance and your Company

- Purpose, terms and conditions of the agreement: During the year ended March 31, 2004, Air France granted a foregiveness of debt in the amount of.101,261,500 euros in favor of its subsidiary, Air France Finance.
  Such agreement was approved by the Board of Directors on March 25, 2004.

Continuing agreements which were entered into in prior years

In addition, in accordance with the March 23, 1967 Decree, we have been advised that the following agreements entered into in prior years continued during the year ended March 31, 2004.

Reciprocical shareholding agreement between Air France and Alitalia

- Directors concerned by the agreement:
  Mr Mengozzi, Air France and Alitalia board member.
- Purpose, terms and conditions of the agreement:
  A reciprocical shareholding agreement exists between Air France and Alitalia according to which Air France and Alitalia agree to have a 2% reciprocical shareholding. The 2% reciprocical shareholding was effective January 2003.

Short term loan agreement with Sodetraf

- Purpose of the agreement:
  Your company has granted to Sodetraf a short term loan in the amount of 3,109,960 euros.
- Terms and conditions:
  Such short term loan does not bear interest.

Short term loan agreement with Sofpag

- Purpose the agreement:
  Your company has granted to Sofpag a short term loan in the amount of 1,847,174 euros.
- Terms and conditions:
  Such short term loan does not bear interest.

Paris La Défense and Neuilly-sur-Seine, 22 July 2004
The Statutory Auditors

KPMG Audit
Department of KPMG S.A.

Jean-Paul Vellutini
Partner

Jean-Luc Decornoy
Partner

Deloitte Touche Tohmatsu – Audit

Pascal Pincemin
Partner

This is a free translation into English of a report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.



Other legal and financial information


GROUPE
AIR FRANCE



General information



Corporate name

Corporate name: Société Air France

Trade name: Air France

Registered office: 45, rue de Paris
95745 Roissy Charles-de-Gaulle

Legal status

French limited liability company (Société Anonyme) with a Board of Directors.

Legislation: Air France is governed by the French Commercial Code (Code de Commerce) and the Civil Aviation Code.
Pursuant to the Decree of 30 October 1935 amended by Law 2001-420 of 16 May 2001, the French state has a number of positions on the Board of Directors in proportion to its shareholding.

Incorporation and expiry dates

Incorporated on: 23 April 1947

Due to expire on: 3 July 2045 barring early liquidation or extension.

Corporate purpose (Article 2 of the articles of association)

The primary purpose of the Company is to provide air transport services and it may also acquire stakes in any company irrespective of its structure.

Trade register

Bobigny Trade and Company Register: 552 043 002 RCS Bobigny

APE Code: 621 Z

Consultation of legal documents

The legal and corporate documents of Air France may be consulted at the Company's registered office at 45 rue de Paris, 95747 Roissy Charles-de-Gaulle, France.

Financial year

The financial year runs from 1 April to 31 March of the following year.

Appropriation of profits

After approving the financial statements and taking due note of profits available for distribution, shareholders in general meetings vote to decide on the total or partial distribution of such profits with, in the latter case, the appropriation of the undistributed balance to one or more reserve accounts, or the appropriation of all distributable profits to one or more reserve accounts.

General meetings

Notice: General meetings are convened in accordance with legal requirements. They are held at the registered office or any other location indicated in the invitation to attend.
Admission: All shareholders are entitled to attend general

meetings provided that they prove their identity and register their shares in the Company's register of shares or block their shares in an account maintained by a financial intermediary five days prior to the meeting. A shareholder may be represented by his or her spouse or another shareholder.

Voting rights: Each share confers one voting right.

Identification of holders of bearer shares

The General Meeting of 25 September 1998 authorised the Company to make use of the legal provisions concerning the identification of holders of securities conferring immediate or future entitlements to vote at shareholder meetings.

Legal and statutory investment thresholds

Pursuant to Article L.233-7 of the French Commercial Code, any private individual or corporate body, acting alone or in concert, acquiring directly or indirectly a number of shares, voting rights or securities issued to represent shares, corresponding to 0.5% of the capital or voting rights of Air France, must notify the Company by registered mail within 15 days of the date on which the threshold is exceeded. Notice must be given under the same conditions each time a further 0.5% of voting rights is crossed, up to 50%. Notification requirements are applicable when thresholds are crossed in either direction.

This notification is subject to the conditions and sanctions applicable under French law (Article 356-4 of the Law of 24 July 1966). Furthermore, in the event of failure to comply with this notification requirement and at the request of one or more shareholders holding at least 0.5% of the capital, the shares exceeding the reporting thresholds will be stripped of their voting rights at all shareholder meetings held for a period of two years following compliance with notification procedures.

In addition, any shareholder acquiring 2% or more of the shares or voting rights in the company is required to register these securities within five trading days of the date on which the threshold is exceeded (EGM of 25 September 1998).

Following the public exchange offer on KLM securities, Air France has been privatised, with the French state's interest diluted, down from 54% to 44.1%. As a result, the statutory changes linked to the transfer of the majority of the shares over to the private sector, which were approved at the General Meeting on 10 July 2003 subject to the completion of the privatisation operation, are applicable.

Identification of shareholders

Pursuant to the French law of 9 April 2003, Articles L.360-1 to L.360-4 of the Civil Aviation Code authorise French listed air transport companies to incorporate a provision into their articles of association allowing them to monitor and control their shareholders and to require certain shareholders to sell all or part of their interests in the event of a risk relative to their nationality. Changes over time in the stockholding structure of an air transport company whose shares are traded on a regulated market could jeopardise the operating licence of an EU air transport company – retention of this license is conditional on EU interests holding a majority of the shares and effective control – or traffic rights held by the company as a French air transport company pursuant to bilateral international agreements between France and other states outside the European Union.

Statutory provisions concerning shareholders

A) Identification and monitoring of shareholders

Articles 9 and following set the conditions under which the Board of Directors can or indeed must decide either to reduce the 2% threshold (the current threshold) above which shares must be held in registered form to 10,000 shares, or to require all shares in the Company to be held in registered form.

Article 10 defines the information that must be provided to the Company by shareholders – both private individual and corporate bodies – subject to the obligation to hold their shares in registered form. This information includes the nationality of the shareholder.

Article 11 states the conditions under which the Board of Directors can exercise its right to approve new shareholders.

B) Formal notice to sell and mandatory sale of shares

Article 14 states the information that the Company must publish and distribute to inform the public that over 45% of the share capital or voting rights is held by shareholders who are not of French nationality.

Based on this threshold, the Company will be entitled to launch procedures requiring the sale of shares in order to protect its nationality.

Articles 15 and 16 concern, respectively, formal notices to sell and the sale of shares held in breach of the regulations.

Information on the shares



Common stock increase

At 31 March 2004, the common stock came to a total of 1,868,137,539.50 euros, split into 219,780,887 fully paid-up shares with a par value of 8.50 euros, held in registered or bearer form as decided by the shareholder.

At 21 May 2004, the common stock came to a total of 2,289,753,903 euros, split into 269,383,518 fully paid-up shares with a par value of 8.50 euros, held in registered or bearer form as decided by the shareholder.

Common stock increase authorised by the General Meeting

At the General Meeting on 15 April 2004, shareholders voted to authorise the Board of Directors, for a period of 26 months as of the date of the meeting, to issue securities conferring immediate or future entitlement to the shares of the Company under the following terms and conditions.

Nature of the operation	Maximum amount of issues
Common stock increase via the issue of shares without preferential subscription rights in connection with the public exchange offer on KLM shares	1.15 billion euros
Common stock increase via the issue of shares: • with preferential subscription rights • without preferential subscription rights	400 million euros
Issues of debt securities conferring access to the shares	1 billion euros
Common stock increase by capitalisation of reserves and/or additional paid-in capital	400 million euros
Common stock issue reserved for the employee savings scheme	3% of the common stock at the time of the issue

Authorisation to buy back the company's own shares

At 31 March 2003, the company held 635,034 shares at an average price of 15.06 euros, in accordance with the share buyback programme authorised by the General Meeting on 25 September 2002. The Combined General Meeting on 10 July 2003 authorised the Board of Directors, for a period of 18 months, to buy back the company's own shares in accordance with the share buyback programme covered by COB ruling 03-601 dated 23 June 2003. The maximum purchase price was set at 25 euros and the minimum sale price at 8.5 euros. The maximum number of shares that may be held was set at the maximum level possible in accordance with legal requirements, representing 10% of the capital. However, the company undertook not to acquire more than 5% of its capital. The company used this authorisation during the fiscal year in order to regulate the market price of the company's shares and purchased 121,000 shares at an average price of 13.47 euros and sold 614,042 shares at an average price of 14.94 euros. As at 31 March 2004, the company held 1,142,192 shares at an average price of 14.95 euros.

Given recent developments in the markets, shareholders will be asked at the General Meeting on 15 September 2004 to renew this authorisation with a maximum purchase price of 25 euros and a minimum sale price of 8.5 euros.

Stock option plan

The Combined General Meeting of 28 September 1999 authorised the allotment of stock purchase options to flight deck crew who accepted the shares-for-salary exchange. The Board of Directors implemented this plan at the meeting on 30 May 2000:

- Number of beneficiaries: 2,787 flight deck crew members
- Nombre maximum d'options : 3,516,596
- Maximum number of options: 3,516,596
- Maximum number of shares that may be acquired: 3,516,596
- Option exercise price: 15.75 euros
- Exercise conditions: between 30 May 2005 and 30 May 2007 at a rate of one option for four shares acquired in connection with the shares-for-salary exchange.

Under this plan, the 10 largest beneficiaries hold a total of 79,465 options.

At 31 March 2003, the company had 1,249,464 shares in order to cover the stock option plan for flight deck crew members who accepted the salary-for-shares exchange.

No stock options are granted to the Company's managers on Air France shares.

Securities conferring entitlement to shares

At 31 March 2004, there were no securities conferring entitlement to shares. Following the exchange operation on KLM securities for Air France securities, 45,093,299 share subscription or stock purchase warrants were created in May 2004. Maturing in 3.5 years, these warrants may be exercised after 6 November 2005 at a rate of three warrants for two shares at a price of 20 euros per share.

Changes in the common stock over the last five years

	Changes in common stock		Total common stock	Total number of shares
	Nominal	Primes		
31 March 2000	**-**	**-**	**1,809,290,532**	**219,780,887**
Conversion of common stock into euros	-	-	58,847,007	-
31 March 2001	**-**	**-**	**1,868,137,540**	**219,780,887**
31 March 2002	**-**	**-**	**1,868,137,540**	**219,780,887**
31 March 2003	**-**	**-**	**1,868,137,540**	**219,780,887**
31 March 2004	**-**	**-**	**1,868,137,450**	**219,780,887**

Following the exchange offer for KLM common shares by Air France, 49,602,631 million shares were created on two occasions in May 2004, taking the total number of shares to 269,383,518 and the common stock to 2,289,759,903 euros.

Breakdown of capital and voting rights

At 31 March	% of common stock 2004	2003	2002	% of voting rights 2004	2003	2002
French state	54.0	54.4	55.9	54.6	55.1	56.3
Current and former employees [1]	12.8	12.9	11.1	12.9	13.4	11.2
Treasury stock [2]	1.1	1.3	0.7	-	-	-
Float	32.1	31.4	32.3	32.5	31.5	32.5

(1) Current and former employees identified in funds or by a Sicovam code, including 33,579 shares held by Executive Committee members.
(2) Including 1,249,464 shares acquired during the year ended 31 March 2000 in connection with a stock purchase plan for flight deck crew.

Following the increase in common stock in connection with the public exchange offer, the shareholding structure at 30 June 2004 was as follows.

	% of common stock	Number of shares	% of voting rights	Number of voting rights
At 30 June 2004				
French state	44.1	118,646,267	44.9	118,646,267
Current and former employees [1]	10.0	26,979,429	10.3	26,979,429
Treasury stock [2]	2.0	5,381,227	0	0
Other	43.9	118,376,595	44.8	118,376,595
Total	**100**	**269,383,518**	**100**	**264,002,291**

(1) Current and former employees identified in funds or by a Sicovam code, including 33,579 shares held by Executive Committee members.
(2) Including 1,249,464 shares acquired during the year ended 31 March 2000 in connection with a stock purchase plan in favour of flight deck crew.

At 30 June 2004, KLM held 2,824,608 Air France shares. To the best of Air France's knowledge, no shareholders other than the French State and employees held more than 5% of the capital or voting rights either directly or indirectly as at 30 June 2004. On the same date, the percentage held by members of the Executive Committee was lower than 0.5% of the capital. Air France is not aware of the existence of any shareholder agreements.

Air France conducted a TPI survey on 21 April 2004 based on a dual threshold: intermediaries owning a minimum of 70,000 shares and shareholders with a minimum of 100 shares. This survey enabled the company to identify 64,573 shareholders owning a total of 57,468,106 shares. Including registered shareholders, 96.4% of the capital was identified. At the time of the survey, 17,279 shareholders held 149,044,181 registered shares. Excluding the interest of the French state, the number of registered shares came to 30,397,914.

Stock market

Stock price and trading volumes

(in euros)	Trading days	Average price (€)	Highest and lowest price High	Low	Volume	Amount (in € million)
2003						
January	22	9.40	10.59	8.06	8,499,981	79.9
February	20	8.76	9.89	8.01	8,719,541	76.3
March	21	8.98	10.70	7.47	11,739,373	105.8
April	20	9.77	10.45	8.17	7,784,380	75.9
May	21	11.02	11.93	9.95	9,444,881	104.3
June	21	11.71	12.59	11.10	8,325,352	98.0
July	23	12.84	13.51	11.10	8,899,815	113.2
August	21	13.93	14.90	13.03	7,967,686	112.9
September	22	14.52	15.44	12.67	19,701,204	281.3
October	23	13.58	14.10	12.65	14,080,772	190.1
November	20	13.37	14.17	12.14	10,866,525	143.9
December	21	12.6	13.06	12.04	8,861,787	112.6
2004						
January	21	13.75	14.55	12.18	17,890,336	247.9
February	20	15.44	17.77	13.21	25,665,172	403.0
March	23	14.99	16.77	13.51	22,743,430	341.6
April	20	14.72	15.33	14.10	14,672,225	216.0
May	21	13.24	15.10	12.21	31,247,325	418.5
June	22	13.29	14.07	12.80	18,496,378	246.4

Source: Euronext

Dividend

Over the last five financial years, the following dividends have been paid out.

(euro cents)	Net dividend	Amount after tax credit
1999-00	14	21
2000-01	22	33
2001-02	10	15
2002-03	6	9
2003-04*	5	7.5

submitted for approval at the General Meeting on 15 September 2004

Any dividends that have not been claimed within five years of their payment date revert to the French state.

Information on scheme for staff benefits

In September 2002, the incentive-payments and profit-sharing agreements were concluded for a three-year period. They concern all the Company's employees in France and abroad, including local staff. These two agreements reinforce the system implemented by Air France to enable those employees who so wish to invest in an employee savings fund.

In million euros	Incentive-payments	Company contribution
Financial year 1999-00	24.9	5.6
Financial year 2000-01	36.2	6.3
Financial year 2001-02	29.4	4.6
Financial year 2002-03	-	-
Financial year 2003-04	4.6	-

Air France's employees are covered by statutory regulations scheme that includes, among other things, recruitment, working conditions, remuneration, disciplinary actions, transfers, union rights and retirement. Any elements not covered by the scheme are subject to labour law. At 31 March 2004, this system covered over 90% of Air France's French employees. Further to the privatisation of Air France, this scheme will be phased out after two years and make way for a collective wage bargaining agreement to be negotiated during this period. The main modification concerns the change in social security contributions relative to the unemployment insurance system. Under the scheme, the Company and employees are exempt from contributions paid to UNEDIC, with the exception of redundancies, which lead to the payment of penalties by the Company. With the changeover to the common law system, the Company and employees will be required to pay unemployment insurance contributions. For Air France, this amount has been estimated at 149 million euros per year, in addition to 7 million euros in salary maintenance insurance (AGS).

In connection with its privatisation, Air France signed an agreement with certain ground staff and cabin crew unions in January 2003, guaranteeing the current rights of employees and the scope of activities through to July 2005. A general wage bargaining agreement will be negotiated with specific agreements for each of the three categories of staff.

Regulatory environment

Legislative and regulatory environment for the air transport industry

Commercial air transport is governed by various international conventions that each State undertakes to apply in its air space after ratification. Three principal treaties establish the legal and regulatory framework governing commercial air transport: the Montreal Convention, the Chicago Convention and the Rome Convention, which was not ratified by France.

The Montreal Convention

In May 1999, a new treaty was signed in Montreal by more than 50 States. It aims to provide better protection for victims for damages suffered.
This convention entered into force on 28 June 2004. It is based on several fundamental provisions, notably the principle of the unlimited liability of air transport companies in the event of physical injury with the implementation of a two-tier system:

- A first level that sets an objective liability for the air transport company of up to 100,000 Special Drawing Rights (SDR);
- A second level, based on a presumption of fault for the air transport company, for which the airline may be exempt if it proves that it or its agents or officials have not been negligent in any way or that the damages result exclusively from the acts of a third party.*

Furthermore, with regard to compensation, the rule relative to the regional authority of courts has been extended.

The Chicago Convention (1944)

This convention sets out the legal, regulatory and technical rules governing international commercial aviation and its signatories are required to implement a common legal framework governing their domestic airspace and their relations with each other.

The Chicago Convention established the International Civil Aviation Organization (ICAO), which in 1947 became the aviation division of the United Nations, within the framework of which member States establish the international technical regulations governing civil aviation.

IATA

In addition to the inter-state regulatory framework, airlines created IATA in 1945. The role of this organisation is to establish regulations for the air transport profession and to provide its members with a framework for the coordination and proper implementation of tariffs, together with commercial and financial support services.

European legislation

On 1 April 1997, a single European airspace was established within which all European airlines may freely operate and, in particular, perform cabotage (transport passengers or cargo from one city to another, either within a Member State or between Member States other than the airline's home country). Furthermore, any resident of an EU Member State may hold a stake in the shares of any EU registered airline, without limit, provided the shareholder is not acting as a front for a beneficial owner who is not a citizen of an EU Member State.
This framework does not prevent EU Member States from participating in the ICAO, nor does it conflict with the principles and regulations of the Chicago Convention. It creates a standardised regulatory framework for all European air carriers and eliminates the need for bilateral treaties between Member States.

French regulations and legislation

Air transport in France is governed by the Civil Aviation Code, which groups together the legal and regulatory provisions applicable to aircraft, airfields, air transport and flight personnel.

Other legal issues relating to Air France's activities

Access to the main international airports is regulated by the allocation of time slots. A slot represents clearance given to a carrier to land at or take off from an airport at a specified time and date. Access to most European (London, Paris, Frankfurt, Milan, Madrid, Amsterdam, etc.) and Asian (Bangkok, Tokyo, Hong Kong, Singapore, etc.) airports is regulated through slots. In the United States, with the exception of John F. Kennedy Airport (New York) and O'Hare Airport (Chicago), access to airports is controlled by other regulations based on the assignment of boarding gates (e.g. Los Angeles, San Francisco).

For airports within the EU, Regulation 95/93 passed by the European Council on 18 January 1993 stipulates that each Member State will, in relation to all the airports under its responsibility, and after consulting the airlines that regularly use the airports concerned, their representative organisations and the airport authorities, designate an individual or an entity to be responsible for the allocation of slots and the monitoring of their use.

Such individuals or entities must have specialised knowledge in the area of coordinating aircraft routes for air transport companies.

Slots are allotted twice a year by the designated airport coordinator, at the same time as the airline flight schedules for the relevant IATA season (April to October summer season and November to March winter season) are being prepared, in line with the following procedure:

- Airlines file their slot applications with the coordinator five months prior to the beginning of each IATA season;
- The coordinator first allocates slots to airlines that already had slots the previous season (known as "grandfather rights" of past operators);
- Once the slots have been allocated, the coordinator gives all interested parties certain information about the requested slots: slots subject to grandfather rights and slots allocated, with a breakdown by airline and ranking in chronological order for all carriers, as well as information on which slots are on hold and which may still be available;
- A pool is created that includes, for each coordination period, all available slots, whether they are newly created, unused, abandoned by a transporter or become available for any reason;
- The coordinator allocates half of the pooled slots to newcomers and the other half to long-standing operators in proportion to the slots

An allocated slot that is not used is reclaimed and re-allocated to another airline. Since slots are first allocated to existing long-standing operators, and given the expansion plans of most airlines, requests for new slots are rarely satisfied at saturated airports.

At the end of this preliminary allotment (pre-coordination) process, a conference attended by virtually all airport coordinators and airlines is organised in order to enable airlines to:

- Simultaneously coordinate the slots they are allocated in different airports so that when they operate flights between two coordinated airports they are granted compatible slots by each of them,
- Exchange slots among themselves in the event that the slots originally allocated by the airport coordinators are unsatisfactory.

The grandfather rights of long-standing users give established airlines a decisive commercial competitive edge over other airlines in saturated airports because they already enjoy the best slots in their principal airports in terms of both quality and quantity.

Information and control



Person responsible for financial information

Dominique Barbarin
Tel: +33 (0)1 41 56 88 60
Email : dobarbarin@airfrance.fr

Auditors

Principal Auditors

Deloitte Touche Tohmatsu
185, avenue Charles-De-Gaulle - 92200 - Neuilly-sur-Seine
represented by Pascal Pincemin
Renewal for six years submitted for approval at the General Meeting on 15 September 2004.
Start date of first engagement: September 25, 1998

KPMG Audit
Department of KPMG S.A.
1, cours Valmy - 92923 - Paris La Défense
represented by Jean-Luc Decornoy
Renewal for six years submitted for approval at the General Meeting on 25 September 2004.
Start date of first engagement: September 25, 2002

Deputy Auditors

B.E.A.S.
7/9 Villa Houssaye - 92200 - Neuilly-sur-Seine
represented by Philippe Vassor
Renewal for six years submitted for approval at the General Meeting on 15 September 2004.
Start date of first engagement: September 25, 1998

SCP Jean-Claude André et Autres
Les Hauts de Villiers - 2 bis, rue de Villiers
92300 - Levallois-Perret
represented by Jean-Claude André
Renewal for six years submitted for approval at the General Meeting on 25 September 2004.
Start date of first engagement: September 25, 2002

Fees of statutory auditors

Review of stand alone and consolidated accounts

In euro thousands	Deloitte Touche Tohmatsu 2003-04 Total	2003-04 %	2002-03 Total	2002-03 %
Audit				
Statutory audit, certification, review of stand-alone and consolidated accounts	3,503	94%	676	95%
Other accessory services and other audit services	223	6%	-	-
Subtotal	**3,726 ***	**100%**	**676**	**95%**
Other services				
Legal, tax, corporate	13	0%	20	3%
Information technology	-	-	-	-
Internal audit	-	-	-	-
Other	-	-	19	3%
Subtotal	**13**	**0%**	**39**	**5%**
Total Air France group	**3,739**	**100%**	**715**	**100%**

* *Including fees related to the audit of Air France financial statements over 3 years under US GAAP*

In euro thousands	KPMG 2003-04 Total	2003-04 %	2002-03 Total	2002-03 %
Audit				
Statutory audit, certification, review of stand-alone and consolidated accounts	3,339	96%	775	100%
Other accessory services and other audit services	143	4%	-	-
Subtotal	**3,482 ***	**100%**	**775**	**100%**
Other services				
Legal, tax, corporate	-	-	-	-
Information technology	-	-	-	-
Internal audit	-	-	-	-
Other	-	-	-	-
Subtotal	**-**	**-**	**-**	**-**
Total Air France group	**3,482**	**100%**	**775**	**100%**

* *Including fees related to the audit of Air France financial statements over 3 years under US GAAP*

Glossary

Available seat-kilometres (ASK)
Total number of seats available for the transportation of paying passengers multiplied by the number of kilometres flown.

Available tonne-kilometres (ATK)
Total number of tonnes available for the transport of freight multiplied by the number of kilometres covered.

Cargo load factor
Revenue tonne-kilometres (RTK) divided by available tonne-kilometres (ATK).

Code sharing
Under a code sharing agreement, two partner airlines offer services on the same aircraft, each with their own brand, their own IATA code and their own flight number.

Hub
Term used for a correspondance platform where departures and arrivals are scheduled so as to minimize transfer times. The Air France hub at Roissy Charles-de-Gaulle airport is organized into six connecting banks (or time spans) for arrivals and departures each day, offering passengers a host of connections in the shortest possible time.

IATA year (International Air Transport Association)
Financial year for numerous airlines including Air France, which runs from 1 April to 31 March the following year. This system makes it possible to track changes in the activity more effectively based on the "seasons" defined by IATA, i.e. a summer season and a winter season.

Passenger load factor
Revenue passenger-kilometres (RPK) divided by available seat kilometres (ASK).

Point-to-point traffic
Traffic between two airports excluding all passengers taking a connecting flight.

Revenue management
Technique designed to optimise revenues on flights, by constantly seeking the best balance between the cargo load factor and the rates offered.

Revenue passenger-kilometre (RPK)
Total number of paying passengers multiplied by the kilometres they have flown.

Revenue tonne-kilometre (RTK)
Total number of tonnes of paid cargo multiplied by the kilometres this cargo is flown.

Segment
Section of a flight between two stopovers.

Summer season
Defined by IATA as the period running from the last Saturday in March to the last Saturday in October. The summer season corresponds to a schedule of summer flights over a period of 7 months.

Unit revenue per RPK
Revenues for one paying passenger transported over one kilometre.

Unit revenue per RTK
Revenues for one tonne transported over one kilometre

Winter season
Defined by IATA as the period running from the first Sunday following the last Saturday in October to the Friday before the last Saturday in March. The winter season correponds to a shedule of winter flights over 5 months.

Document edited by Air France's Financial Communication
45, rue de Paris - 95747 Roissy-CDG Cedex

Creation and production: Valefi, G Agency
Editorial committee: Air France Financial Communications, Valefi.
Photo credits: Photothèque Air France, Philippe Delafosse, Etienne de Malglaive/Gamma.

Notes

Notes

Birth of a "winged seahorse"



The merger of four of the leading French carriers (joined shortly afterwards by Aéropostale) leads to the creation of Air France. With 259 aircraft, it covers a total of 38,000 km. Air France is officially inaugurated at Le Bourget airport on 7 October 1933. It adopts the emblem of Air Orient: a winged seahorse.

Becoming a national airline

The Second World War has knocked the wind out of the young airline's sails. On 26 June 1945, the French civil aviation system is nationalized. At the end of 1945, the entire French air network is entrusted to Air France.
On 1 July 1946, the Paris-New York route is officially inaugurated.
In 1948, Max Hymans takes the helm of the Company, and his definitive status is confirmed in June. He will be the man behind the Company's revival, with the workforce rising from 6,000 people in 1946 to 13,700 at the end of 1948 and a network covering some 160,000 km.

Ever faster



At the dawn of the sixties, jet propulsion leads to a major change in the air transport industry.

The Company brings the Caravelle and Boein 707 into service in 1959/1960, cutting flight time by half. As its slogan says, it is running "the be: two jets on the world's biggest network", whic now covers 350,000 km.

1933

1945-48

1959

1939
Stewards make their entrance

On the eve of the Second World War, Air France serves some 46,500 km and has built up the third-biggest network worldwide. The first stewards are introduced this year, followed by the first hostesses in 1946. In 1939, only 37% of commercial revenues are generated by the passenger business.



1953
Setting the standard for luxury in the sky



The Orly-Sud terminal takes over from Le Bourget. The fleet is modernized. This marks the beginning of the grand era of the majestic Lockheed Constellation, the flying liners crossing the North Atlantic each day. Passengers on the "Parisien Spécial" to New York enjoy private cabins, hot gourmet meals and champagne.
One year later, the network spans 250,000 km (46,500 km in 1938).

197
Roissy, Year

Air France sets up operations in the new Roissy Charles-de-Gaulle Terminal 1, one of France's flagship constructions.



While the arrival of jumbo jets, with 300 to 500 seat (Airbus A300, Boeing 747), opens up air transpor to the masses, it coincides with a global economi crisis, marked by rising fuel prices with the first "oi crisis" at the end of 1973 and the second in 1979.
Air France weathers the storm: it diversifies it offering and develops its freight activity, whicl enjoys rapid growth.

History

Air France, founded in 1933, is the world's **third-largest** airline in terms of the number of international passengers transported (source: IATA 2002) and **second** in Europe in terms of its market share of 17.3% (source: AEA March 2004). Air France carried some **43.7** million passengers during the 2003-04 financial year (+1.7%) to **189** destinations in **84** countries. With a fleet of **357** aircraft in operation as at 31 March 2004, including a regional fleet of 117 aircraft, the Air France Group operates approximately **1,800** flights daily.

With 71,600 staff, the Air France Group has **three main lines of business**: passenger transport (10.26 billion euros, representing 83% of 2003-04 revenues), freight transport (1.41 billion euros, representing 11.5% of 2003-04 revenues) and maintenance for third parties (508 million euros, representing 4% of 2003-04 revenues).

The air transport activity is organised around three platforms: Paris CDG, the hub that makes it possible to link the medium-haul network with the long-haul network, Paris Orly, the second Paris base intended for the domestic market, and Lyon Saint-Exupéry, which is used for trans-regional European connections.

The maintenance activity is organised around four main sites: Le Bourget, Orly, Villeneuve-le-Roi and Toulouse Blagnac.

In June 2000, Air France and Delta joined forces with AeroMexico and Korean Air to launch the **SkyTeam Alliance**. These founding members were joined by CSA Czech Airlines and Alitalia in 2001. In September 2004, they will be joined by KLM and its two American partners– NorthWest and Continental–creating the second-biggest alliance worldwide.

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